Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)

of

Whitehall Jewellers, Inc.
Not Beneficially Owned By
Prentice Capital Management, LP
and Holtzman Opportunity Fund, L.P.

at
$1.60 Net Per Share
by

WJ Acquisition Corp.
an affiliate of
Prentice Capital Management, LP

and

Holtzman Opportunity Fund, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON THURSDAY, MARCH 9, 2006,

UNLESS THE OFFER IS EXTENDED.

WJ Acquisition Corp., a Delaware corporation (the ‘‘Purchaser’’) and a direct wholly owned subsidiary of WJ Holding Corp., a Delaware corporation (‘‘Holdco’’), each an affiliate of Prentice Capital Management, LP (‘‘Prentice’’), and Holtzman Opportunity Fund, L.P. (‘‘Holtzman’’ and together with Prentice the ‘‘Investors’’) is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights (together, the ‘‘Shares’’) of Whitehall Jeweller's, Inc. (‘‘Whitehall’’ or the ‘‘Company’’) other than the Shares beneficially owned by the Investors and their respective affiliates immediately prior to the commencement of the Offer (as defined below) at a price of $1.60 per share in cash (the ‘‘Offer’’), subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

The Offer is being made in connection with the Agreement and Plan of Merger dated as of February 1, 2006 (the ‘‘Merger Agreement’’) by and among Whitehall, Prentice, Holtzman, Holdco and the Purchaser. The Investors, together with their affiliates, are the largest stockholders of Whitehall, owning, in the aggregate, 4,283,795 Shares, representing beneficial ownership (or deemed beneficial ownership) of approximately 25.55% of the Shares currently outstanding. The Company's common stock is quoted in the Pink Sheets under the symbol ‘‘JWLR.PK.’’

The board of directors of Whitehall unanimously:

•	determined that the terms of the Offer and the merger of the Purchaser with and into Whitehall (the ‘‘Merger’’) are fair to and in the best interests of Whitehall and its stockholders;

•	approved the Merger Agreement and the transactions contemplated thereby including the Offer and the Merger; and

•	recommended that Whitehall stockholders accept the Offer and tender their shares to the Purchaser pursuant to the Offer and adopt the Merger Agreement.

The Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which, together with Shares beneficially owned by the Investors and their respective affiliates, represents at least a majority of the aggregate voting power of the Shares and the shares of Class B Common Stock, par value $1.00 per share, of the Company, voting together as a single class, outstanding on the date such Shares are purchased. The Offer is also subject to other conditions more fully described in Section 11 of ‘‘The Tender Offer’’ (‘‘Conditions to the Offer’’).

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS OFFER TO PURCHASE; PASSED ON THE MERITS OR FAIRNESS OF SUCH TRANSACTIONS; OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT

Any stockholder of Whitehall wishing to tender Shares in the Offer must:

•	complete and sign the enclosed Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail, fax or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with the certificate(s) representing the Shares tendered;

•	tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3; or

•	request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the tender for such stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of Whitehall who wishes to tender Shares and cannot deliver certificate(s) representing such Shares and all other required documents to the Depositary on or prior to the expiration date or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Information Agent for the Offer is:
D.F. King & Co., Inc.

February 8, 2006

TABLE OF CONTENTS

Page
SUMMARY TERM SHEET	1
QUESTIONS AND ANSWERS	7
SPECIAL FACTORS	16
1. Background of the Offer; Past Contacts and Negotiations with Whitehall	16
2. Position of Whitehall Regarding the Fairness of the Offer and the Merger	32
3. Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger	33
4. Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger	35
5. Conduct of Whitehall's Business if the Offer is Not Completed	37
6. Appraisal Rights	38
7. Rule 13e-3	38
8. Security Ownership of Certain Beneficial Owners	38
9. Certain Information Concerning the Purchaser Group	41
10. The Purchaser Group's Relationship with Whitehall	42
11. The Merger Agreement	52
THE TENDER OFFER	64
1. Terms of the Offer	64
2. Acceptance for Payment and Payment for Shares	65
3. Procedures for Accepting the Offer and Tendering Shares	66
4. Withdrawal Rights	69
5. Material United States Federal Income Tax Consequences	69
6. Price of Shares; Dividends	70
7. Certain Information Concerning Whitehall	71
8. Source and Amount of Funds	73
9. Certain Effects of the Offer	73
10. Dividends and Distributions	74
11. Conditions to the Offer	74
12. Certain Legal Matters; Regulatory Approvals	76
13. Interests of Certain Persons in the Offer and the Merger	77
14. Fees and Expenses	77
15. Miscellaneous	78
SCHEDULE I Directors and Executive Officers of the Purchaser Group	79
SCHEDULE II Excerpts from the Delaware General Corporation Law Relating to the Rights of Dissenting Stockholders Section 262 Appraisal Rights	82

i

SUMMARY TERM SHEET

This summary term sheet highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the tender offer described in this document, and for a more complete description of the terms of the tender offer, you should read carefully this entire Offer to Purchase, the schedule to this Offer to Purchase, the documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics contained in this summary term sheet.

Parties to the Tender Offer	The Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (and associated preferred stock purchase rights) (the ‘‘Common Stock’’) of Whitehall Jewellers, Inc. (the ‘‘Company’’ or ‘‘Whitehall’’) not beneficially owned by the Investors (as defined below) prior to the commencement of the tender offer for $1.60 per share in cash. The Purchaser and its direct parent corporation WJ Holding Corp. (‘‘Holdco’’) were formed by Prentice Capital Management, LP (‘‘Prentice’’) and Holtzman Opportunity Fund, L.P. (‘‘Holtzman’’ and together with Prentice, the ‘‘Investors’’) for the purpose of making the tender offer. We refer to the Purchaser, Holdco, Prentice, PWJ Funding LLC, PWJ Lending LLC, Michael Zimmerman, each an affiliate of Prentice, Holtzman, Seymour Holtzman, an affiliate of Holtzman, Holdco and the Purchaser, collectively as the ‘‘Purchaser Group.’’ As of the date of this Offer to Purchase, the Purchaser Group owns, in the aggregate, 4,283,795 shares of Whitehall Common Stock, representing approximately 25.55% of the outstanding equity securities of Whitehall. See Section 9 of ‘‘Special Factors,’’ ‘‘Certain Information Concerning the Purchaser Group.’’

The Merger Agreement	The tender offer is being made pursuant to an agreement and plan of merger (the ‘‘Merger Agreement’’), dated as of February 1, 2006 by and among the Company, the Investors, the Purchaser and Holdco, whereby following consummation of the tender offer, and subject to the terms and conditions in the Merger Agreement, the Purchaser will be merged with and into the Company (the ‘‘Merger’’). See Section 11 of ‘‘Special Factors,’’ ‘‘The Merger Agreement.’’

Conditions to Tender Offer	The tender offer is conditioned upon, among other things:

•	the minimum condition that there be validly tendered and not withdrawn prior to the expiration of the tender offer a number of shares of Common Stock, which, together with shares beneficially owned by the Investors and their respective affiliates, represents at least a majority of the aggregate voting power of the shares of Common Stock and the shares of Class B Common Stock, par value $1.00 per share, of the

Company (‘‘Class B Shares’’), voting together as a single class, outstanding on the date such shares of Common Stock are purchased;

•	no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other governmental authority since the date of the Merger Agreement, which prohibits or prevents the consummation of the tender offer or the Merger or imposes material limitations on Prentice's, Holtzman's or the Purchaser's ability to effectively exercise full rights of ownership of the shares of Common Stock; provided that Prentice, Holtzman and the Purchaser shall have used their best efforts to have any of the foregoing vacated, dismissed or withdrawn;

•	no event, circumstances or fact shall have occurred which has resulted in, would result in or could reasonably be expected to result in, individually or in the aggregate, an Extremely Detrimental Effect (as defined in the Merger Agreement) on the business, properties, assets, operations, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole; provided, however, that any adverse effect on the continued availability of employees or relationships with vendors arising out of the announcement or pendency of the Merger Agreement, the other transaction documents executed in connection with the Merger Agreement and the transactions contemplated thereby shall not be taken into account in determining whether an Extremely Detrimental Effect has occurred or could reasonably be expected to occur;

•	the Company or any of its subsidiaries have not:

•	issued or sold, or authorized or proposed the issuance or sale of, any additional shares of Common Stock, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of shares of Common Stock pursuant to and in accordance with the terms in effect on the date of the Merger Agreement, of warrants and Company stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock;

•	declared or paid (or the Whitehall board of directors proposed to declare or pay) any dividend or other distribution on any shares of capital stock of the Company (other than a distribution of the rights certificates or a redemption of the rights in accordance with the Company's rights agreement as publicly disclosed to be in effect prior to the date of the Merger Agreement),

•	altered or entered into an agreement to alter any material term of any outstanding security, issued or sold, or authorized or entered into an agreement to issue or sell, any debt securities or otherwise incurred or authorized or entered into an agreement to incur any debt other than in the ordinary course of business (other than to amend the Company's rights agreement to make the rights inapplicable to the tender offer and the Merger or in accordance with agreements contemplated by the Merger Agreement and the other transaction documents executed in connection with the Merger Agreement),

•	entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its officers other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the tender offer, the acceptance for payment of or payment for some of or all the shares of Common Stock by the Purchaser or the consummation of the Merger; or

•	amended its certificate of incorporation or bylaws other than to amend the Company's rights agreement to make the rights inapplicable to the tender offer and the Merger;

•	the Company or any of its subsidiaries shall not have:

•	granted after the date of the Merger Agreement to any person proposing a Competing Transaction (as defined in the Merger Agreement) any material option, warrant or similar right (including, without limitation, a right to acquire or receive any shares of Common Stock or other securities, assets or business of the Company or any of its subsidiaries); or

•	paid or agreed to pay any material cash or other consideration to any party that has proposed a Competing Transaction in connection with or in any way related to any such Competing Transaction which, in Purchaser's reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by Prentice, Holtzman or the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

See Section 11 of ‘‘The Tender Offer,’’ ‘‘Conditions to the Offer’’ for a description of the conditions to the tender offer.

Position of Whitehall Board of Directors	The board of directors of Whitehall unanimously:

•	determined that the terms of the tender offer and the Merger are fair to and in the best interests of Whitehall and its stockholders;

•	approved the Merger Agreement, and the transactions contemplated thereby, including the tender offer and the Merger; and

•	recommended that Whitehall stockholders accept the tender offer and tender their shares to the Purchaser pursuant to the tender offer and adopt the Merger Agreement.

See the ‘‘Introduction’’ to this Offer to Purchase.

Position of Purchaser Group	The Purchaser Group believes that the tender offer and the Merger are both financially fair to the unaffiliated stockholders of Whitehall. See Section 3 of ‘‘Special Factors’’ for a discussion of the factors we considered in reaching our determination regarding the substantive and procedural fairness of the tender offer and the Merger to the unaffiliated stockholders of Whitehall.

Expiration of Tender Offer	This tender offer expires at 5:00 p.m., New York City time, on Thursday, March 9, 2006 unless extended. See Section 1 of ‘‘The Tender Offer,’’ ‘‘Terms of the Offer.’’

Ability to Extend Tender Offer	We can extend the tender offer without the consent of Whitehall:

•	if required by any rule, regulation or interpretation of the Securities and Exchange Commission (the "SEC"); or

•	to provide for a ‘‘subsequent offering period’’ of not more than 20 business days provided that prior to the scheduled expiration of the tender offer, shares of Common Stock validly tendered and not withdrawn prior to the scheduled expiration of the tender offer (taken together with any shares of Common Stock or Class B Shares then beneficially owned by the Investors and their respective affiliates) constitute in the aggregate less than 90% of the aggregate voting power of the shares of Common Stock and the Class B Shares.

We are required to extend the tender offer:

•	for one or more periods of not more than 5 business days each if any of the conditions to the tender offer have not been satisfied or waived;

•	at the request of the Company, to provide for a subsequent offering period described above.

See Section 1 of ‘‘The Tender Offer,’’ ‘‘Terms of the Offer’’ for more details on our ability to extend the tender offer.

Ability to Withdraw Tendered Shares	You may withdraw the tender of your shares of Common Stock at any time prior to 5:00 p.m., New York City time, on Thursday, March 9, 2006, unless extended. If we choose to provide a subsequent offering period, you would not be able to withdraw (i) any shares that you tendered and did not properly withdraw prior to such time or (ii) any of the shares that you tendered during a subsequent offering period. See Section 1 of ‘‘The Tender Offer,’’ ‘‘Withdrawal Rights.’’

Certain Effects of the Tender Offer	If the tender offer is completed the number of stockholders and the number of shares of Common Stock that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the shares and Whitehall may cease making public filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies. The Purchaser Group has not made any determination as to whether it will cause Whitehall to undertake such action prior to consummation of the Merger. See Section 9 of ‘‘The Tender Offer,’’ ‘‘Certain Effects of the Offer.’’

Merger Following Expiration of the Tender Offer	The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the Whitehall stockholders by the affirmative vote of a majority of all votes entitled to be cast. If the minimum condition described above is satisfied, the Purchaser Group would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Whitehall. If, following consummation of the tender offer, the Purchaser Group owns 90% or more of the outstanding shares of Common Stock of Whitehall, the Purchaser, Holdco, the Investors and Whitehall will, in accordance with the Merger Agreement, consummate a ‘‘short form’’ merger pursuant to Section 253 of the Delaware General Corporation Law (‘‘DGCL’’).

The approval of Whitehall stockholders, other than the Purchaser Group, would not be required to consummate the ‘‘short form’’ merger. See Section 4 entitled ‘‘Special Factors’’ (‘‘Purpose and Structure of the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger.’’)

At the effective time of the Merger, each share of Common Stock outstanding will be cancelled in exchange for the right to receive $1.60 in cash (or any higher price per share that is paid in the tender offer) without any interest or dividends thereon, less any applicable withholding of taxes, and each Class B Share outstanding will be cancelled in exchange for the right to receive the product of (x) 35.42083833 and (y) $1.60 in cash (or any higher price per share that is paid in the tender offer). See Section 11 of ‘‘Special Factors,’’ ‘‘The Merger Agreement.’’

Appraisal Rights	In accordance with the DGCL, no appraisal rights will be available in connection with the tender offer. However, if the tender offer is successful and a Merger involving the Company is consummated, stockholders of the Company who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the fair value of their shares of Common Stock. Failure to follow the steps required by DGCL Section 262 for perfecting appraisal rights may result in the loss of such rights. The foregoing is qualified in its entirety by reference to DGCL Section 262 which is attached to this Offer to Purchase. Stockholders will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith in the event stockholders have appraisal rights in connection with the Merger. See Section 6 of ‘‘Special Factors,’’ ‘‘Appraisal Rights’’ and Schedule II ‘‘Section 262 of Delaware General Corporation Law.’’

See Sections 1 and 11 of ‘‘The Tender Offer’’ (‘‘Terms of the Offer’’ and ‘‘Conditions to the Offer’’) and Section 11 of ‘‘Special Factors’’ (‘‘The Merger Agreement’’) for a more complete description of the tender offer and the transactions contemplated following the consummation of the tender offer.

QUESTIONS AND ANSWERS

The Purchaser is offering to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (and associated preferred stock purchase rights) of Whitehall Jewellers, Inc. not beneficially owned by the Investors immediately prior to the commencement of the Offer for $1.60 per share in cash. The following are some of the questions you may have as a stockholder of Whitehall and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information provided below is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

The Purchaser is a Delaware corporation and a wholly owned subsidiary of Holdco. Each of the Purchaser and Holdco is an affiliate of Prentice and Holtzman, and was formed for the sole purpose of making this tender offer and has carried on no other activities other than in connection with the tender offer. We refer to the Purchaser, Prentice and Prentice's affiliates Holdco, PWJ Funding LLC, PWJ Lending LLC and Michael Zimmerman, Holtzman and Seymour Holtzman, an affiliate of Holtzman, Purchaser and Holdco, collectively as the ‘‘Purchaser Group’’ and we refer to Prentice and Holtzman as the ‘‘Investors.’’ As of the date of this Offer to Purchase certain affiliates of the Purchaser Group own, in the aggregate, 4,283,795 shares of Common Stock, representing approximately 25.55% of the outstanding equity securities of Whitehall. See the ‘‘Introduction’’ to this Offer to Purchase and Section 9 of ‘‘Special Factors.’’

Unless the context indicates otherwise, we will use the terms ‘‘us,’’ ‘‘we’’ and ‘‘our’’ in this Offer to Purchase to refer to the Purchaser and, where appropriate, Holdco, Prentice and Holtzman.

What are the classes and amounts of securities sought in the tender offer?

We are seeking to purchase all of the outstanding shares of Common Stock and the associated preferred stock purchase rights, of Whitehall not beneficially owned by the Investors prior to the tender offer. We refer to one share of Common Stock, together with the associated stock purchase right, as a ‘‘Share.’’ See the ‘‘Introduction’’ and Section 1 of ‘‘The Tender Offer,’’ ‘‘Terms of the Offer’’ to this Offer to Purchase.

How much are you offering to pay? What is the form of payment?

We are offering to pay you $1.60 per share net in cash without interest.

How does this tender offer relate to the previously announced financing transaction between Whitehall, Prentice and Holtzman?

On October 3, 2005, Whitehall entered into a series of agreements relating to a $50 million secured convertible note financing transaction with affiliates of Prentice and Holtzman in an effort to improve the Company's financial condition and liquidity. On January 24, 2006, Whitehall declared that the previously announced unsolicited tender offer to purchase all of the outstanding Shares for $1.50 per share launched by Newcastle Partners, LP (‘‘Newcastle’’) was deemed to be a ‘‘Superior Proposal’’ (as defined in the securities purchase agreement governing the secured convertible note transaction) to the secured convertible note financing transaction with the Investors. Upon such declaration, the Investors had the right, pursuant to the securities purchase agreement governing the secured convertible note transaction, to revise their proposal. The Investors subsequently exercised this right and, on February 1, 2006, Whitehall entered into the Merger Agreement with the Purchaser, Holdco and the Investors, which provides for, among other things, the commencement of this tender offer, and terminated the existing securities purchase agreement governing the secured convertible note financing transaction. Concurrently with entering into the Merger Agreement, the Company, PWJ Lending LLC and Holtzman entered into an amended and restated term loan agreement whereby the parties agreed to extend the maturity of the $30 million bridge loan previously made by PWJ Lending and Holtzman to the Company, and PWJ Lending and Holtzman provided an additional $20 million in loan financing. See Section 1 of ‘‘Special Factors,’’ ‘‘Background of the Offer; Past Contacts and Negotiations with Whitehall’’ in this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to us in this tender offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the ‘‘Introduction’’ to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. Prentice has sufficient cash on hand to satisfy the obligations of the Purchaser, Prentice, Holtzman and Holdco under the Merger Agreement and will, on its own or together with Holtzman, make such funds available to Holdco and the Purchaser prior to the time of the first acceptance of shares for payment pursuant to the tender offer to pay for all Shares that the Purchaser becomes obligated to purchase pursuant to the tender offer. Prentice and Holtzman will provide or cause to be provided to the Purchaser on a timely basis the funds necessary to purchase any Shares that the Purchaser becomes obligated to purchase pursuant to the Offer. The Investors plan to provide such funding from their available cash and working capital. Our tender offer is not conditioned on any financing arrangements. See Section 8 of ‘‘The Tender Offer,’’ ‘‘Source and Amount of Funds’’ of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my Shares in this tender offer?

We do not believe our financial condition is relevant to your decision to tender your Shares in this tender offer because:

• the tender offer is being made for all outstanding Shares solely for cash;

• the tender offer is not subject to any financing condition; and

•	if we consummate the tender offer, we will, subject to the terms and conditions of the Merger Agreement, acquire all remaining Shares at the same cash price in the subsequent Merger.

What does the Whitehall board of directors recommend regarding this tender offer?

Under the applicable rules of the SEC, Whitehall is required to make a recommendation, state that it is neutral or state that it is unable to take a position with respect to the tender offer, and file with the SEC a Solicitation/Recommendation Statement on a Schedule 14D-9 describing its position (if any) and certain related matters, no later than 10 business days from the date of this Offer to Purchase. Whitehall is also required to send you a copy of its Schedule 14D-9. We are making this tender offer pursuant to our Merger Agreement with Whitehall. The Whitehall board of directors unanimously:

•	determined that the terms of the tender offer and the Merger are fair to and in the best interests of Whitehall and its stockholders;

•	approved the Merger Agreement and the transactions contemplated thereby including the tender offer and the Merger; and

•	recommended that Whitehall stockholders accept the tender offer and tender their Shares to the Purchaser pursuant to the tender offer and adopt the Merger Agreement.

See the ‘‘Introduction’’ to this Offer to Purchase. We urge you to read the 14D-9 when it becomes available since it will contain the above-described recommendation and other related matters.

Will Whitehall's directors and executive officers tender their Shares in the tender offer?

As of the date hereof, we do not know whether or not any executive officer or director of Whitehall intends to tender Shares owned by them pursuant to the tender offer. The board of directors of Whitehall has recommended that Whitehall stockholders accept the tender offer and the Merger. To the best of the Purchaser's knowledge no executive officer or affiliate of Whitehall has made any public recommendation or statement with respect to the tender offer.

How long do I have to decide whether to tender in the tender offer?

You will have until 5:00 p.m., New York City time, on March 9, 2006, to tender your Shares in the tender offer unless the offer is extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 and 3 of ‘‘The Tender Offer,’’ ‘‘Terms of the Offer’’ and ‘‘Procedures for Accepting the Offer and Tendering Shares,’’ respectively, in the Offer to Purchase.

Can the tender offer be extended and under what circumstances?

We have agreed in the merger agreement that:

•	we will extend the tender offer for one or more periods of not more than five business days each if any of the conditions to the tender offer have not been satisfied or waived;

•	without the consent of Whitehall, we may provide, and at the request of Whitehall we will provide, for a ‘‘subsequent offering period’’ of not more than 20 business days if, at the scheduled expiration date, together with any Shares or Class B Shares then beneficially owned by the Investors and their respective affiliates, the outstanding Shares that have been validly tendered and not withdrawn constitute less than 90% of the aggregate voting power of the Shares and Class B Shares. A subsequent offering period is different from an extension of the tender offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered prior to the expiration of the original offer period (because we would have already accepted those Shares for payment); you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period; and

•	without the consent of Whitehall, we may extend the tender offer if required by any rule, regulation or interpretation of the SEC.

See Section 1 of ‘‘The Tender Offer,’’ ‘‘Terms of the Offer’’ of this Offer to Purchase for more details on our ability to extend the tender offer.

How will I be notified if the tender offer is extended?

If we extend the tender offer, we will inform Continental Stock Transfer & Trust Company (the depositary for the tender offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the tender offer was scheduled to expire. See Section 1 of ‘‘The Tender Offer,’’ ‘‘Terms of the Offer’’ in this Offer to Purchase.

What are the most significant conditions to the tender offer?

We are not obligated to buy any Shares if:

•	the minimum condition that there be validly tendered and not withdrawn prior to the expiration of the tender offer a number of Shares, which, together with Shares beneficially owned by the Investors and their respective affiliates, represents at least a majority of the aggregate voting power of the Shares and the Class B Shares, voting together as a single class, outstanding on the date such Shares are purchased, shall not be satisfied;

•	any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other governmental authority since the date of the Merger Agreement, which prohibits or prevents the consummation of the tender offer or the Merger or imposes material limitations on Prentice's, Holtzman's or Purchaser’s ability to effectively exercise full rights of ownership of the Shares; provided that Prentice, Holtzman and the Purchaser shall have used their best efforts to have any of the foregoing vacated, dismissed or withdrawn;

•	any event, circumstances or fact shall have occurred which has resulted in, would result in or could reasonably be expected to result in, individually or in the aggregate, an Extremely Detrimental Effect (as defined in the Merger Agreement) on the business, properties, assets, operations, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole; provided, however, that for purposes of this provision, any adverse effect on the continued availability of employees or relationships with vendors arising out of the announcement or pendency of the Merger Agreement, the other transaction documents executed in connection with the Merger Agreement and the transactions contemplated hereby and thereby shall not be taken into account in determining whether an Extremely Detrimental Effect has occurred or could reasonably be expected to occur;

•	the Company or any of its subsidiaries has (a) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on the date of the Merger Agreement, of warrants and Company stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (b) declared or paid (or the Whitehall board of directors proposes to declare or pay) any dividend or other distribution on any shares of capital stock of the Company (other than a distribution of the rights certificates or a redemption of the rights in accordance with the Company's rights agreement as publicly disclosed to be in effect prior to the date of the Merger Agreement), (c) altered or entered into an agreement to alter any material term of any outstanding security, issued or sold, or authorized or entered into an agreement to issue or sell, any debt securities or otherwise incurred or authorized or entered into an agreement to incur any debt other than in the ordinary course of business (other than to amend the Company's rights agreement to make the rights inapplicable to the tender offer and the Merger or in accordance with agreements contemplated by the Merger Agreement and the other transaction documents executed in connection with the Merger Agreement), (d) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its officers other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the tender offer, the acceptance for payment of or payment for some of or all the Shares by the Purchaser or the consummation of the Merger, or (e) amended its certificate of incorporation or bylaws other than to amend the Company's rights agreement to make the rights inapplicable to the tender offer and the Merger; or

•	the Company or any of its subsidiaries shall have (a) granted after the date of the Merger Agreement to any person proposing a Competing Transaction (as defined in the Merger Agreement) any material option, warrant or similar right (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (b) paid or agreed to pay any material cash or other consideration to any party that has proposed a Competing Transaction in connection with or in any way related to any such Competing Transaction which, in the Purchaser’s reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by Prentice, Holtzman or the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

See Section 11 of ‘‘The Tender Offer,’’ ‘‘Conditions to the Offer’’ for a description of the conditions to the tender offer.

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Continental Stock Transfer & Trust Company, the depositary for the tender offer, not later than the time the tender offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name, your Shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the depositary must receive the missing items within the time period specified in the notice. See Section 3 of ‘‘The Tender Offer,’’ ‘‘Procedures for Accepting the Offer and Tendering Shares’’ in this Offer to Purchase.

Until what time may I withdraw previously tendered Shares?

The tender of your Shares may be withdrawn at any time prior to 5:00 p.m., New York City time, on Thursday, March 9, 2006 or such later date as the tender offer may be extended. If we provide a subsequent offering period, you would not be able to withdraw (i) any Shares that you already tendered or (ii) any of the Shares that you tendered during a subsequent offering period. See Section 4 of ‘‘The Tender Offer,’’ Withdrawal Rights’’ in this Offer to Purchase.

How do I withdraw previously tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary, Continental Stock Transfer & Trust Company, while you still have the right to withdraw the Shares. If you tendered Shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your Shares. See Section 4 of ‘‘The Tender Offer,’’ ‘‘Withdrawal Rights’’ in this Offer to Purchase.

If I decide not to tender, how will the tender offer affect my Shares?

If the Merger described above takes place, stockholders not tendering in the tender offer will receive the same amount of cash per share that they would have received had they tendered their Shares in the tender offer. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. The Company's Common Stock is quoted in the Pink Sheets under the symbol ‘‘JWLR.PK.’’ If the Merger does not take place the number of stockholders and the number of Shares of Whitehall that are still held by the public stockholders may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Whitehall Common Stock. Also, Whitehall may cease making filings with the SEC or otherwise may not be required to comply with the SEC rules relating to publicly held companies. See the ‘‘Introduction’’ and Section 9 of ‘‘The Tender Offer,’’ ‘‘Certain Effects of the Offer’’ of this Offer to Purchase. As described under ‘‘Will I have appraisal rights?’’ below, you may be entitled to appraisal rights in connection with the Merger.

If the Merger is completed, will Whitehall continue as a public company?

No. Following the purchase of Shares in the tender offer, we are required under the Merger Agreement to complete the Merger, if the conditions to the Merger are satisfied. If the Merger takes place, Whitehall will no longer be publicly owned. Even if the Merger does not take place, if we purchase all of the tendered Shares:

•	there may be so few remaining stockholders and publicly held Shares that the Common Stock will no longer be eligible to be traded on a securities exchange;

•	there may not be a public trading market for the Common Stock; and

•	Whitehall may cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies. The Purchaser Group has not made any determination to cause Whitehall to undertake such action prior to consummation of the Merger.

See Section 9 of ‘‘The Tender Offer,’’ ‘‘Certain Effects of the Offer’’ in this Offer to Purchase.

Will the tender offer be followed by a Merger if all of the Shares are not tendered in the tender offer?

Yes, unless the conditions to the Merger are not satisfied or waived. If we accept for payment and pay for at least such number of Shares that, together with Shares beneficially owned by the Investors, represents the minimum condition described above, we are required under the Merger Agreement to merge with and into Whitehall, if the conditions to the Merger are satisfied. If the Merger takes place, the Investors will beneficially own all of the Shares and all common stockholders of Whitehall remaining after the tender offer other than us will receive $1.60 per share in cash (or any higher price per share that is paid in the tender offer) and each holder of Class B Shares will receive for each such Class B Share the product of (x) 35.42083833 and (y) $1.60, in cash (or any higher price in the tender offer). See the ‘‘Introduction’’ to this Offer to Purchase. See Section 11 ‘‘The Tender Offer,’’ ‘‘Certain Conditions of the Offer’’ for a description of the conditions to the Merger.

Will I have appraisal rights?

No appraisal rights are available in connection with the tender offer. However, if the tender offer is completed and a Merger involving the Company is consummated, stockholders of the Company who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the fair value of their Shares. Failure to follow the steps required by DGCL Section 262 for perfecting appraisal rights may result in the loss of such rights. The foregoing is qualified in its entirety by reference to DGCL Section 262 which is attached as Schedule II to this Offer to Purchase. Stockholders will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith in the event stockholders have appraisal rights in connection with the Merger.

What is the market value of my Shares as of a recent date?

On February 1, 2006, the last full day of trading before the announcement of the execution of the Merger Agreement, the last reported sales price of the Company's Common Stock reported on the Pink Sheets electronic quotation system was $1.45 per share. We encourage you to obtain a recent quotation for Shares of the Company's Common Stock in deciding whether to tender your Shares. See Section 6 of ‘‘The Tender Offer,’’ ‘‘Price of Shares; Dividends’’ in this Offer to Purchase.

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash for Shares pursuant to the tender offer or the Merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a stockholder who sells Shares pursuant to the tender offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares sold pursuant to the tender offer or exchanged for cash pursuant to the Merger. If the Shares sold or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See Section 5 of ‘‘The Tender Offer,’’ ‘‘Material United States Federal Income Tax Consequences’’ in this Offer to Purchase.

Stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the tender offer and the Merger, including the effect of United States, federal, state and local tax laws or foreign tax laws.

Whom should I call if I have questions about the tender offer?

You may call D.F. King & Co., Inc. at (212) 269-5550 or (800) 488-8075 (toll free). D.F. King & Co., Inc. is acting as the information agent for the tender offer. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

INTRODUCTION

WJ Acquisition Corp. (the ‘‘Purchaser’’), a Delaware corporation and wholly owned subsidiary of WJ Holding Corp., a Delaware corporation (‘‘Holdco’’), each an affiliate of Prentice Capital Management, LP (‘‘Prentice’’) and Holtzman Opportunity Fund, L.P. (‘‘Holtzman,’’ together with Prentice, the ‘‘Investors’’ and collectively with the Purchaser, Holdco, Prentice and its affiliates PWJ Funding LLC (‘‘PWJ Funding’’), PWJ Lending LLC (‘‘PWJ Lending’’) and Michael Zimmerman, Holtzman and Seymour Holtzman an affiliate of Holtzman, the Purchaser and Holdco, the ‘‘Purchaser Group’’) hereby offer to purchase all outstanding shares of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, the ‘‘Common Stock’’), of Whitehall Jeweller's, Inc. (‘‘Whitehall’’ or the ‘‘Company’’), a Delaware corporation (the shares of Common Stock are referred to as the ‘‘Shares’’), other than Common Stock beneficially owned by the Investors prior to the commencement of the Offer (as defined below), at a price of $1.60 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the ‘‘Offer’’).

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of February 1, 2006 (the ‘‘Merger Agreement’’) by and among Whitehall, Prentice, Holtzman, Holdco and the Purchaser. The Merger Agreement provides that the Purchaser will be merged with and into Whitehall (the ‘‘Merger’’) with Whitehall continuing as the surviving corporation (the ‘‘Surviving Corporation’’). Pursuant to the Merger Agreement, at the effective time of the Merger (the ‘‘Effective Time’’), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Whitehall or the Purchaser Group, all of which will be canceled and Shares held by stockholders who have perfected their appraisal rights) will be converted into the right to receive $1.60 or any greater per Share price paid in the Offer in cash, without interest and each share of Class B Common Stock, par value $1.00 per share of the Company (‘‘Class B Shares’’) will be converted into the right to receive the product of (x) 35.42083833 and (y) $1.60 or any greater per Share price paid in the Offer in cash, without interest (the ‘‘Merger Consideration’’). The Merger Agreement is more fully described in Section 11 ‘‘Special Factors,’’ ‘‘The Merger Agreement’’ which also contains a discussion of the treatment of stock options.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. The Purchaser will pay all charges and expenses of Continental Stock Transfer & Trust Company as depositary (the ‘‘Depositary’’), and all charges and expenses of D.F. King & Co., Inc. as information agent (the ‘‘Information Agent’’), incurred in connection with the Offer. See Section 2 of ‘‘The Tender Offer,’’ ‘‘Acceptance for Payment and Payment for Shares.’’

The Board of Directors of Whitehall (the ‘‘Board’’ or the ‘‘Board of Directors’’) unanimously (i) determined that the terms of the Offer and the Merger are fair to and in the best interests of Whitehall and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that Whitehall stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and adopt the Merger Agreement.

Whitehall has advised the Purchaser that Duff & Phelps, LLC (‘‘Duff & Phelps’’), Whitehall's financial advisor, has delivered to the Board a written opinion dated February 1, 2006, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the Proposed Transaction (as defined in such opinion) was fair to the stockholders of the Company, other than Prentice, Holdco, the Purchaser, Holtzman or their respective affiliates, from a financial point of view, without giving effect to any impacts of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder.

The full text of the Board of Directors recommendations and reasons therefor and the full text of Duff & Phelps' written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, will be included as an annex to Whitehall's Solicitation/ Recommendation Statement on Schedule 14D-9 (the ‘‘Schedule 14D-9’’) under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), which is expected to be mailed to stockholders as promptly as practicable following the date of this Offer to Purchase. Holders of Shares are urged to read the Schedule 14D-9, including the full text of the recommendation of the Board of Directors and reasons therefor and the full text of Duff & Phelps' opinion, carefully.

The Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares of Common Stock which, together with Shares beneficially owned by the Investors and their respective affiliates, represents at least a majority of the aggregate voting power of the Shares and the Class B Shares, voting together as a single class, outstanding on the date such Shares are purchased (the ‘‘Minimum Condition’’). The Offer is also subject to the satisfaction of certain other conditions. See Section 11 ‘‘The Tender Offer,’’ ‘‘Certain Conditions of the Offer’’.

Whitehall has advised the Purchaser that on January 31, 2006, 16,763,215 Shares were issued and outstanding and 364,605 Shares were issuable upon exercise of ‘‘in-the-money’’ stock options and restricted stock grants.

The Merger Agreement provides that immediately upon the purchase of and payment for the Shares pursuant to the Offer following satisfaction of the Minimum Condition, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number (but in no event less than a majority of the number of directors), as will give the Purchaser representation on the Board equal to the product of (i) the number of directors on the Board multiplied by (ii) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares outstanding (the ‘‘Board Percentage’’), and Whitehall and its Board will after the purchase of and payment for Shares by the Purchaser or any of its affiliates pursuant to the Offer upon the request of the Purchaser immediately satisfy the Board Percentage by increasing the size of the Board or at Whitehall's election by securing the resignations of or removing the number of directors (or any combination of the foregoing) as is necessary to enable the Purchaser's designees to be elected to the Board and will cause the Purchaser's designees to be so elected. At each such time, immediately upon the first purchase of and payment for Shares by the Purchaser or any of its affiliates pursuant to the Offer Whitehall will, if requested by the Purchaser, also cause each committee of the Board to include persons designated by the Purchaser constituting the same percentage of each such committee as the Board Percentage. Whitehall's obligations with regard to board and committee membership are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder and any director independence or other qualifications required by law.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the stockholders by the affirmative vote of a majority of all votes entitled to be cast. If the Minimum Condition is satisfied, the Purchaser Group would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Whitehall. If, following consummation of the Offer, the Purchaser Group owns 90% or more of the outstanding Shares, the Purchaser, Holdco, the Investors and Whitehall will, in accordance with the Merger Agreement, consummate the Merger as a ‘‘short form’’ merger pursuant to Section 253 of the Delaware General Corporation Law (‘‘DGCL’’). Under such circumstances, the approval of holders of Shares or Class B Shares other than the Purchaser Group would not be required.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

SPECIAL FACTORS

1. Background of the Offer; Past Contacts and Negotiations with Whitehall

The information set forth below was, in many instances, based on publicly available information contained in the Definitive Proxy Statement included in the Schedule 14A filed by Whitehall on December 27, 2005 as well as other public filings made by Whitehall and Newcastle Partners, LP and its affiliates ("Newcastle"), including without limitation, circumstances, developments and other events that occurred prior to the date the Purchaser Group's relationship with Whitehall began and otherwise in which the Purchaser Group was not included. The Purchaser Group does not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which the Purchaser Group or its affiliates or representatives did not participate or otherwise for any information contained in this Offer to Purchase which was based on publicly available information of the Company or Newcastle.

In August of 2003, the Company was named as one of the 14 defendants in a lawsuit brought by Capital Factors, Inc. (‘‘Capital Factors’’), which provided financing to defendant Cosmopolitan Gem Corp. (‘‘Cosmopolitan’’). Cosmopolitan was an entity with which the Company had certain consignment and other commercial arrangements. The complaint alleged that Cosmopolitan defrauded Capital Factors into advancing funds by misrepresenting Cosmopolitan's finances and the profitability of its operations. It further alleged that the Company along with other persons and other entities, including other jewelry retailers, aided and abetted or participated in the alleged fraud. Additional litigation was filed against the Company and other defendants by two affiliated suppliers (‘‘International’’ and ‘‘Astra’’) to Cosmopolitan.

The United States Attorney's Office for the Eastern District of New York (the ‘‘U.S. Attorney’’) commenced a criminal investigation regarding matters that included those alleged in the Capital Factors litigation. The Securities and Exchange Commission (the ‘‘SEC’’) also initiated a formal inquiry of the Company with respect to matters that were the subject of the Capital Factors litigation. The Company also conducted its own internal investigation relating to these matters utilizing the services of outside counsel and a nationally recognized accounting firm.

On November 21, 2003 the Company announced that its Chief Financial Officer had been placed on leave and that the Company had discovered that its Executive Vice President, Merchandising, violated a Company policy relating to documentation regarding the age of certain inventory. On December 11, 2003, the Company announced that, as a result of its ongoing internal investigation conducted in connection with the matter referred to in the Capital Factors lawsuit and related investigations by the U.S. Attorney and the SEC, it had terminated its Chief Financial Officer. The Company also subsequently terminated its Vice President of Merchandise.

On December 22, 2003, the Company announced that it would restate results for fiscal 2000, 2001 and 2002, and the first two quarters ended July 31, 2003. These restatements primarily reflected the Company's revision of the accounting treatment for vendor allowances associated with the Company's return of certain substandard inventory to vendors, as well as certain previously unrecorded adjustments in earlier periods in fiscal 2003. The impact of these restatements decreased the Company's earnings per diluted share by $0.01 for fiscal 2000, $0.03 for fiscal 2001, $0.02 for fiscal 2002 and decreased the loss by $0.01 for the 6-month period ended July 31, 2003.

On February 12, 2004, a putative class action complaint was filed in the United States District Court for the Northern District of Illinois against the Company and certain former officers. This complaint alleged securities law violations, making reference to (1) the Capital Factors litigation, (2) the Company's November 21, 2003 announcement that it had discovered violations of Company policy with respect to documentation relating to the age of certain store inventory and (3) the December 22, 2003 announcement as to restatements of financial results. Additional securities law actions were filed with similar allegations. In addition, a stockholder derivative action was filed on June 15, 2004 in the Circuit Court of Cook County, Illinois against certain officers and directors of the Company. This complaint asserts claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, breach of fiduciary duties for insider selling and misappropriation of information and contribution and indemnification. The factual allegations of this complaint were similar to those in the securities litigation. The securities and stockholder cases are still pending.

On September 28, 2004, the Company announced that it entered into a non-prosecution agreement with the U.S. Attorney and that it reached a settlement of the Capital Factors litigation. Under the non-prosecution agreement, the Company committed to pay restitution to Capital Factors in the amount of $10.8 million and to pay $350,000 to the United States Government. The Company also committed to maintain a corporate compliance program and adopt various corporate governance and other changes. The U.S. Attorney agreed that, so long as the Company fulfills its obligations under the non-prosecution agreement for a period of three years, the U.S. Attorney would not prosecute the Company for any matters related to Cosmopolitan's scheme to defraud Capital Factors or any other party.

Pursuant to the settlement agreement with Capital Factors discussed above and the separate settlement agreement with International and Astra, the Company agreed to pay $10.8 million to Capital Factors and $1.93 million to International and Astra. These settlement agreements, together with the legal and related expenses related to the U.S. Attorney's and the SEC's investigation and the litigation related to Cosmopolitan, imposed substantial costs on the Company. The aggregate cost of these settlement agreements, together with the costs of legal and other professional fees, was approximately $20.9 million. In addition, these matters consumed a substantial amount of time, distracted management from normal business operations and resulted in management turnover, adversely affecting the Company.

The Company results for fiscal year 2004, especially the Christmas season, were disappointing. These results, coupled with the settlement and litigation-related expenses discussed above, put financial pressure on the Company.

As a result of the factors noted above, in November of 2004, the Company's Board of Directors discussed exploring strategic alternatives for the Company.

On January 6, 2005, Mr. Hugh M. Patinkin, the Company's then Chairman and Chief Executive Officer, was approached by the chief executive of another jewelry retailer about the possibility of selling the Company.

In late January of 2005, the Company engaged a financial advisor to analyze strategic alternatives, including a potential sale of the Company. Over the next few months, the firm contacted several industry participants, and the Company entered into confidentiality agreements with, and furnished information to, several potential buyers.

During February 2005, the Company began working with a different investment banking firm with respect to a potential private placement of notes convertible into the Company's Common Stock. The Company and this investment banking firm held discussions with several potential buyers about an offering of between $20 million and $40 million. In March of 2005, the Board of Directors concluded not to proceed further with this financing at that time.

On March 30, 2005, Mr. Patinkin died unexpectedly. The Board met that day and elected Mr. Daniel H. Levy as the nonexecutive Chairman of the Board and Ms. Lucinda M. Baier as the interim Chief Executive Officer. On April 13, 2005, Ms. Baier was named as the permanent Chief Executive Officer. Ms. Baier had joined the Company as its President and Chief Operating Officer in November 2004.

After the death of Mr. Patinkin, another industry participant expressed an interest in a business combination with the Company. Discussions with potential buyers continued but all parties, other than the party that approached Mr. Patinkin in January, decided not to present proposals. This original party did present a verbal, informal indication of interest in April 2005 at a price at or slightly above the then market price of $7 per share. The Board concluded, after analysis by and discussions with its financial advisors, that the price offered was inadequate and determined not to proceed with this proposal at that time. This party indicated that it was not interested in waiting to consider a transaction later in the year.

During this period the Company also had discussions with potential sources of private equity and other potential financing services.

In early 2005, the Company commenced negotiations with its bank lenders about modifying its credit facility to provide additional liquidity. The credit facility was amended, effective April 6, 2005, in order to, among other things, (i) provide for additional availability under the revolving credit facility through the funding of a $15.0 million additional facility from LaSalle Bank National Association (‘‘LaSalle’’) and Back Bay Capital Funding LLC (‘‘Back Bay’’), which was funded at closing and was to be due July 31, 2006, (ii) add a discretionary overadvance subfacility from LaSalle of $2 million, (iii) terminate the precious metal consignment facility, (iv) shorten the maturity date for all amounts from July 28, 2007 to July 31, 2006, (v) increase the interest rate payable on LIBOR loans from 2.50% to 3.00% above LIBOR and (vi) add financial covenants and modify existing financial covenants and borrowing base calculations.

Over the next several months, the Company and its financial advisors continued to contact various parties about a potential business combination as well as other possible financing alternatives.

In January 2005, Newcastle an investment fund owning approximately 2,018,400 shares of Common Stock, contacted the Company to seek representation on the Board of Directors. At Newcastle's request, the Company interviewed a number of candidates, including Mr. Mark E. Schwarz, a principal of Newcastle. The Company was interviewing director candidates as a result of a September 28, 2004 non-prosecution agreement with the U.S. Attorney, pursuant to which the Company was required to expand its Board of Directors by two people, with one person having a financial background and another having a legal background.

On April 19, 2005, Newcastle and its affiliates filed a Schedule 13D with the SEC indicating it owned 2,018,400 shares of Common Stock as of April 15, 2005, representing 14.5% of the Company's outstanding shares. In this filing, Newcastle stated, among other things, that it intended to enter into discussions with management on the performance of the Company and to seek representation on the Board.

On June 23, 2005, Whitehall announced the election of Steven J. Pully, the President of Newcastle Management, L.P., as a director of the Company. On or around July 5, 2005, Mr. Pully was elected as nonexecutive Chairman of the Board. He served as Chairman of the Board until November 10, 2005. The Board and the search firm that was charged with finding new directors agreed that Mr. Pully could satisfy either the financial or legal background requirement under the non-prosecution agreement in light of Mr. Pully's experience as an investor, CFA, CPA and attorney.

On July 12, 2005, the Board formed a special committee (the "Special Committee") consisting of Daniel H. Levy (Chairman), Richard K. Berkowitz and Sanford Shkolnik to consider potential financing proposals in light of Newcastle's interest in being a potential source of financing and Mr. Pully's status as Chairman of the Board. Mr. Pully did not participate in the consideration of the formation of the Special Committee and subsequently questioned the role ultimately assigned to the Special Committee. Mr. Pully felt that the role of the Special Committee should have been limited to determining the fairness of any financing proposals but not the body that determines whether the Company needs to complete a financing, which party to complete a financing with and when a financing should be completed. The Special Committee was authorized to analyze and negotiate any proposal before it was brought before the Board for approval.

At a meeting of the Board of Directors on June 30, 2005, Mr. Pully suggested that additional financial analysis be conducted in connection with the updating of the Company's assessment of its financing needs. Significant additional financial analyses were undertaken by the Company in connection with the Board's direction. Financial analyses continued after the establishment of the Special Committee. The majority of the communication of these analyses were shared with the Special Committee, not the full Board, because Newcastle was a possible participant in certain financing alternatives. These analyses were predicated on the belief of the Board of Directors that retention of a new Chief Executive Officer constituted an important part of the Company's investment thesis.

During July 2005 and thereafter, the Board continued to review various issues confronting the Company, including the possibility of raising additional funds and the advisability of selling or closing underperforming stores. During this period, the Company discussed with the agents for its credit facility its plans to seek additional equity or quasi-equity financing (i.e., convertible debt) and the consideration of potential store closings in light of the Company's weak results throughout 2005. During this period, Newcastle and Reed Conner & Birdwell LLC, another substantial stockholder (‘‘RCB’’), indicated that they were interested in providing additional financing to the Company but did not present specific proposals.

On August 10, 2005, the Company announced that it had entered into an employment agreement with Ms. Beryl Raff as its Chief Executive Officer. The search for a new chief executive officer had been led by Mr. Pully, as the Chairman of the Board, and Mr. Pully initiated contact with Ms. Raff on behalf of the Company. On August 10, 2005, Ms. Raff also was elected a director, effective upon her commencing full-time service. Due to notice periods in her agreement with her employer, Ms. Raff was not expected to commence full-time service with the Company until mid-September.

During the period from August 10 through September 5 of 2005, Company management and members of the Board of Directors engaged in discussions with Ms. Raff concerning Company matters, including revision of its projections, merchandising strategy, potential new hires, financing alternatives, possible store closings and potential extension of maturity or other revisions to its credit facility, among other things. Discussions were also held with the lenders serving as agents for the credit facility, Newcastle and RCB as well as certain other potential investors. Discussions also took place with some significant vendors as to the need for vendor support or a restructuring of obligations to vendors. As a result of management's analysis, views expressed by Ms. Raff, continued poor financial results and these discussions, the Company's projections of future performance were reduced, and management estimated that approximately $40-50 million of financing was needed to be raised for the Company to meet its liquidity needs.

During this period, discussions were held with Newcastle and RCB about potential equity financings, such as the sale by the Company of equity to them in a private transaction or a rights offering of Common Stock in which all stockholders would be offered the opportunity to subscribe for shares of Common Stock at a 20% discount to the average market price of the Common Stock over a period of time prior to the commencement of the rights offering. It was contemplated that Newcastle and RCB would provide back-up commitments to buy shares not otherwise purchased. No firm offer was made by either Newcastle or RCB. Also during this period, Newcastle declined to make any firm financial proposals, despite the Company's repeated requests that it do so. In addition, as a director Mr. Pully discouraged the efforts of Company management to obtain convertible debt financing from other sources.

On August 23, 2005 the Company hired Duff & Phelps to serve as a financial advisor to the Special Committee and the Board of Directors in connection with the consideration of financing proposals.

On September 7, 2005, Ms. Raff informed the Company that she had resigned all positions with the Company and was returning the compensation paid to her. The Board of Directors met, and steps were taken to try to contact Ms. Raff and her counsel to request that she withdraw the letter. These efforts were unsuccessful.

Later on September 7, 2005, Mark E. Schwarz, a principal of Newcastle, sent to the Special Committee a nonbinding financing proposal dated September 6, 2005. This proposal contemplated the issuance of $45 million in convertible notes, bearing interest at 20% per annum, payable quarterly partly in kind (i.e., through the issuance of additional notes) and partly in cash. These notes would be convertible into Common Stock at a rate equal to the average price of the Common Stock for the ten business days preceding the first interest payment date (or, in the case of notes issued as payment-in-kind for interest, the ten business days preceding the relevant interest payment date). These notes would be secured by a security interest in the Company's assets junior to that held by the banks. The proposal contemplated that the Company would issue to Newcastle warrants to acquire 20% of the Company's shares on a fully-diluted basis in connection with the note financing with an exercise price of $0.01 per share. The proposal also contemplated that the interest rate on the notes increase to 25% per annum if stockholder approval of the share issuances upon conversion of the notes was not procured.

On September 8, 2005, the Company issued a press release announcing Ms. Raff's resignation. The press release indicated that the Company was reviewing its financial situation in light of current and forecasted operating results and management changes and that it believed it needed additional capital to support its operations. The release noted that the Company was evaluating financing alternatives and seeking payment extensions from vendors and had slowed the payment of accounts payable. The release discussed the Company's planned retention of restructuring professionals as well as the need to pursue other alternatives, such as a restructuring of its obligations, if its efforts to procure additional financing were not successful. Finally, the release noted that the Company did not expect to be able to file its Quarterly Report on Form 10-Q for its second fiscal quarter on a timely basis and that it expected to report a net loss for that quarter. After this press release was issued, the Company's stock price fell dramatically.

The Company commenced arbitration proceedings against Ms. Raff on September 27, 2005 seeking to enforce the non-competition provision and to recover damages based on Ms. Raff's resignation in light of the obligations under her employment agreement. This matter has been settled and any net proceeds from such settlement are not material.

The Board of Directors and the Special Committee held numerous meetings from September 8 through October 3 of 2005 by conference telephone. Given the financial and liquidity issues facing the Company, the Board of Directors concluded that it should consider the interests of the creditors of the Company as well as the interests of stockholders.

The pressure from vendors and other creditors on the Company intensified. A number of vendors stopped or delayed shipments, and the Company became increasingly concerned about its ability to have sufficient inventory for the holiday season. In addition, employee morale and turnover, which were already a concern, became more serious issues.

On September 9, 2005, the Company retained the firm of Shaw Gussis Fishman Glantz Wolfson & Towbin LLC (‘‘Shaw Gussis’’) to serve as its restructuring counsel. On September 15, 2005, FTI Consulting, Inc (‘‘FTI Consulting’’) was retained by the Company to serve as a financial advisor in its restructuring efforts. The Company engaged in intensive discussions with lenders, vendors and potential investors.

In seeking a financial advisor for its restructuring activities, the Company had contacted a number of firms. One of these firms, Financo, Inc. (‘‘Financo’’), contacted the Company, suggesting it meet with Prentice as a potential financing source. In addition, both Back Bay and LaSalle suggested that the Company contact Prentice due in part to prior experience with Prentice and its principals.

Over the next few weeks, the Company also initiated and engaged in discussions with Prentice, among others, regarding a proposed bridge loan financing to the Company that would be refinanced with a larger convertible note transaction. At the same time, Prentice, along with representatives of the Company, engaged in discussions with the Company's senior lenders and key trade creditors with the goal of reaching a comprehensive agreement regarding financing for the Company and the resumption of key shipments of merchandise by the Company's key suppliers.

On September 12, 2005, Newcastle submitted to the Special Committee a nonbinding proposal for an issuance of $35 million of convertible notes. These notes would have a maturity of three years, bear interest at 15% per annum (5% per annum payable in cash and 10% per annum payable in kind through the issuance of additional notes) and be secured by a security interest in the Company's assets junior to that securing the Company's credit facility. Under the proposal, the Company would issue to Newcastle 10-year warrants for 19.9% of the outstanding Common Stock, exercisable at $0.01 per share, and $10 million of the notes would be convertible into 90% of the fully diluted Common Stock (after dilution from the warrants). The proposal also provided that the interest rate on the notes would increase to 24% per annum (5% per annum payable in cash and 19% per annum payable in kind through the issuance of new notes) if stockholder approval of the equity issuance was not received within 120 days of closing. This proposal expired on September 15, 2005.

On September 13, 2005, Ms. Baier, then the Company's President and Chief Operating Officer, and Mr. John Desjardins, the Company's Executive Vice President and Chief Financial Officer, met with Messrs. Jonathan Duskin and Michael Zimmerman, two principals of Prentice, and representatives from Shaw Gussis in Boston. Various discussions followed, and substantial amounts of information were supplied by the Company to Prentice. Later that morning, Ms. Baier and Mr. Desjardins met with certain of the Company's lenders and their counsel and the Company's counsel in Boston. Various discussions followed.

On September 14, 2005, the Company's bank lenders alleged that the Company was in default under its credit facility and, as a result, the banks were not obligated to make further advances. Therefore, the banks took the position that any further advances were discretionary. The banks also reserved their rights and remedies with respect to the alleged defaults, including the right to accelerate the obligations of the Company under the credit facility and to foreclose on the assets of the Company. On September 14, 2005, representatives of the banks also indicated that the lenders would not provide any further advances unless the Company had entered into a letter of intent with a financing source. The banks also indicated in several discussions that they were not interested in providing debtor-in-possession financing to the Company if it should file for bankruptcy protection. Based in part upon consideration of the banks' position that they were not interested in providing debtor-in-possession financing and considering the security interest held by the banks in substantially all of the Company's assets, the Company concluded that there was a significant possibility that a bankruptcy filing by the Company could result in a liquidation, rather than a reorganization, of the Company.

The banks provided some additional funding but continued to express substantial concern that the Company needed to accept a financing proposal. They indicated that, from the banks' perspective, in light of the Company's financial position, unless the Company had entered into a term sheet for additional financing, not later than September 21, 2005, the banks would be unwilling to advance any additional funds.

On September 18, 2005, Newcastle submitted to the Special Committee another nonbinding proposal for an issuance of $35 million of convertible notes. The terms of this proposal were almost identical to the terms of the September 12, 2005 proposal, except that this proposal added a 1.5% fee to Newcastle ($525,000) upon the funding of the convertible notes and a non-refundable payment of $150,000 to Newcastle for reimbursement of its fees and expenses, plus an agreement to pay any additional fees and expenses. This proposal expired on September 19, 2005.

Five of the Company's largest vendors, representing more than half of the Company's merchandise accounts payable, met with representatives of the Company in Chicago on September 20, 2005. These vendors expressed a strong desire for the Company to seek a solution outside of bankruptcy. The vendors cited recent poor experiences they had experienced in other bankruptcy restructurings in the jewelry industry.

Over the course of September 20 and 21, 2005, Newcastle made further written and oral modifications to its proposal. The final September 21, 2005 proposal from Newcastle contemplated the issuance of up to $45 million of convertible notes and a $30 million bridge loan facility. These notes would have a maturity of three years, bear interest at 15% per annum (5% per annum payable in cash and 10% per annum payable in kind through the issuance of additional notes) and be secured by a security interest in the Company's assets junior to that securing the Company's credit facility. The first $35 million of the notes were to be issued in connection with the refinancing of the bridge loan and an additional $10 million were issuable at the Company's option. In conjunction with these $10 million in notes, upon the issuance thereof, the Company was to issue to Newcastle 10-year warrants exercisable at $1.60 per share for 10 million shares of Common Stock. In conjunction with the bridge loan, Newcastle would also be issued 10-year warrants for 19.9% of the outstanding Common Stock, exercisable at $0.01 per share. Newcastle was to receive a 2.00% fee for the bridge loan and a 1.00% fee upon funding of the convertible notes.

During the period between September 15, 2005 and September 21, 2005, Prentice made a series of written proposals and oral modifications thereto addressing issues of concern raised by the Board and the Special Committee with the Prentice financing transaction. The final September 21, 2005 proposal from Prentice contemplated a term sheet with Prentice (the ‘‘Prentice Term Sheet’’), which the Company signed on September 21, 2005 providing that Prentice and other participating investors would agree to provide a bridge loan to the Company in the aggregate amount of $30 million and, in connection therewith, would receive warrants to purchase approximately 20% of the Common Stock and purchase $50 million in convertible secured notes subject to a number of conditions. The notes were to have a 3-year term and bear interest at 15% per annum, payable quarterly, payable in cash or additional shares of Common Stock at the Company's option. The Prentice Term Sheet contemplated that the notes would be convertible into Common Stock and that Prentice and the other investors would receive 7-year warrants for Common Stock (the ‘‘Series B Warrants’’) with an exercise price equal to 110% of the conversion price of the notes. The Prentice Term Sheet provided that Prentice would have the right through the conversion of the notes, shares issued as interest on the notes and through the exercise of the warrants, to acquire 87% of the Common Stock. The Prentice Term Sheet contemplated that the bridge loan be made and the warrants for 19.9% of the Common Stock be issued. Both the bridge loan and the convertible notes were to be secured by a security interest in the Company's assets junior to that held by the banks. The Prentice Term Sheet was nonbinding, except that the Company was required to deal exclusively with Prentice through September 24, 2005 (which was subsequently extended), give Prentice access to certain information and bear Prentice's expenses.

On September 21, 2005, the Special Committee met by telephone with management and representatives of Shaw Gussis, FTI Consulting and Duff & Phelps to discuss the pending proposals from Newcastle and Prentice. Duff & Phelps had prepared an analysis of the two offers and their respective impacts on stockholder dilution. Duff & Phelps also provided some analysis of liquidity created by the two proposals. A lengthy and detailed discussion of the two proposals occurred, with focus on the terms of the proposals, the potential reactions from the vendors and the banks, conditions to closing and the time needed to close. After soliciting and receiving input from management, Shaw Gussis, Duff & Phelps and FTI, the Special Committee determined that the economics of the Prentice offer (including the fact that the Prentice proposal offered $5 million more in financing than the Newcastle offer) were at least somewhat superior to that of Newcastle, the vendors and lenders were both clearly comfortable with Prentice and had not expressed similar support for a transaction with Newcastle, the intense pressure being applied to the Company by the banks to execute a term sheet with some party that day required prompt action, and Prentice appeared to be in a position to move promptly toward closing. The final conclusion of the Special Committee was that it should recommend to the Board of Directors that the Company sign the Prentice Term Sheet.

On September 21, 2005, the Board convened to discuss the financing proposals submitted by Prentice and Newcastle and voted to authorize and direct management to execute the Prentice Term Sheet at the recommendation of the Special Committee and to consider taking action thereon. Mr. Pully expressed concerns about the unlimited nature of the Prentice expense reimbursement provision, the inclusion of an exclusivity provision, his view that there was greater stockholder dilution under the Prentice proposal than under the Newcastle proposal and the existence of a material adverse change (of or in) condition, among other things. The Board debated those issues, and solicited and received comments from the various advisors to the Company present on the call. The Board considered the relative economic terms of the two proposals, the existence of intense pressure from the banks to sign a term sheet that day, the apparent comfort of the banks and vendors with the Prentice proposal and the perception that the Prentice deal could be promptly finalized and closed. Counsel reminded the Board that in light of the Company's current financial condition, the Board should consider both the best interests of creditors in addition to the interests of its stockholders. The Board voted to authorize and direct management to execute the Prentice Term Sheet, with Mr. Pully abstaining. The Company executed the Prentice Term Sheet on September 21, 2005.

On September 22 and 23, 2005, Ms. Baier and Mr. Desjardins, together with representatives of Shaw Gussis and FTI, met with Mr. Duskin and his counsel, representatives of the Company's five largest trade vendors and their counsel, and representatives of the banks and their counsel in New York to discuss the relationship between the Company and its trade vendors and related issues. By the end of the day on September 23, 2005, the Company, Prentice, the vendor representatives and the banks had reached general agreement on a methodology for the payment of trade debt existing as of that day (the ‘‘Trade Debt’’), terms for the delivery of and payment for goods for the 2005 holiday season and certain modifications to the banks' loan documents relating to the arrangement with the vendors.

On September 24, 2005, the Board met, together with members of management, representatives of Sidley Austin Brown & Wood LLP, the Company's outside corporate counsel (‘‘Sidley’’), and Shaw Gussis to discuss the draft agreements which had been furnished by Prentice. Mr. Pully furnished a list of written comments, and other comments were made by other directors, management and counsel. Among other things, concerns were expressed about the conditions in the Prentice transaction concerning consents from landlords, the question of whether the 3-year maturity of the notes gave the Company sufficient time to procure more permanent financing, and how any proceeds of any legal actions against Ms. Raff and, potentially certain other persons, should be shared. Concerns also were expressed as to the breadth of the representations and warranties and the material adverse change condition, which were viewed as making the transaction more conditional. Mr. Pully also questioned whether Prentice would have any partners and asked who the partners might be, encouraging people involved in the negotiations to obtain such information. Mr. Pully noted the uncertainty related to the stockholder approval requirement, especially in light of Newcastle's substantial ownership. He indicated that, based on the information that he had then, he planned to oppose the transaction.

During negotiations between the Company and its representatives and Prentice and its representatives from September 24, 2005 through October 3, 2005, a number of significant changes were agreed upon by Prentice and the Company to the contemplated transaction and related documents. These changes included, among others, the following:

•	The Company was given the right to make two one-year extensions to the maturity of the notes if no event of default or event which, with notice or lapse of time or both, would constitute an event of default, exists.

•	The interest rate on the notes was reduced from 15% to 12%, with interest now being paid entirely in Common Stock during the first three years and in cash thereafter and with all of the shares payable as interest to be issued if the notes were to be converted prior to the third anniversary of issuance.

•	The concept of Series B Warrants was eliminated, and the exercise price of the warrants issued in connection with the bridge loan and the conversion price of the notes both were set at $0.75 per share.

•	The representations and warranties were limited somewhat and the material adverse effect condition was modified, so that only an ‘‘Extremely Detrimental Effect’’ would be required for this closing condition to apply.

•	A provision was added providing that proceeds, if any, from proceedings concerning the Company's former Chief Executive Officer (net of expenses and the costs of any counterclaims) relating to her employment agreement would be paid 20% to the Company and 80% to a trust or other vehicle for the benefit of the Company's stockholders immediately prior to the closing date of the purchase of the notes and, potentially, certain creditors of the Company.

•	Provisions were added requiring the Company to maintain its indemnification arrangements with directors and officers and to maintain directors' and officers' insurance and committing Prentice to advance funds to the Company to purchase this insurance if necessary. The exclusivity provisions were modified to allow the Company to consider potential superior proposals, if any. Additionally, the parties agreed to eliminate a requirement that the Company hold a stockholders meeting to consider the transaction even if the Board were to determine to accept a superior proposal.

•	The aggregate expense reimbursement to Prentice was capped at $750,000.

During this period, the Company and its representatives negotiated the terms of a fourth amendment to the senior credit agreement with the banks and their representatives. Prentice and other representatives participated in many of these discussions and negotiated the terms of an intercreditor agreement with representatives of the banks as it related to the bridge facility.

Numerous meetings of the Special Committee and the Board of Directors were held by conference telephone calls from September 21 through October 3 of 2005. A number of these meetings are discussed below.

On September 25, 2005, Whitehall's critical vendors sent a letter in which they stated that:

‘‘[T]he critical vendors are not close to reaching any agreement with Newcastle and are not optimistic that any agreement can be reached with Newcastle.

There is no reason for the Board of Directors of Whitehall to assume that an agreement can be reached between Newcastle and the critical vendors.’’

This September 25 letter from Whitehall's critical vendors was delivered to each of the members of the Company's Board of Directors, including Mr. Pully.

On or about September 26, 2005, the Company, the banks, certain vendors and Prentice finalized a term sheet that set forth the terms of understanding between such parties regarding the Trade Debt (the ‘‘Vendor Term Sheet’’).

On September 26, a broader group of vendors met in New York to discuss the Vendor Term Sheet. At this meeting, the vendors also heard a separate presentation from Jonathan Duskin of Prentice. After this meeting, a number of additional vendors executed the Vendor Term Sheet.

On September 26, 2005, meetings of the Special Committee and the Board of Directors were held to consider the request from Prentice for an extension of the exclusivity period as well as the status of negotiations with Prentice, the banks and the vendors. Management, as well as representatives of Sidley, Shaw Gussis, FTI Consulting and McDermott Will & Emery (which had been retained to serve as special counsel to the Board and the Special Committee, ‘‘McDermott’’), were present at these meetings. The representative from Shaw Gussis reported on the strong support by the vendors for a transaction with Prentice as well as the views expressed by an agent for the banks that the extension should be granted. The Special Committee unanimously recommended to the Board that exclusivity be extended through September 29, 2005. The Board of Directors approved this extension with all members supporting the extension, except for Mr. Pully who abstained. Mr. Pully continued to express concern about the uncertainties he saw with respect to the Prentice transaction. Mr. Pully also objected to the extensions that were being proposed for the exclusivity period with Prentice. Mr. Pully noted that the Company was paying Prentice's expenses with no obligation on Prentice's part to move forward. Mr. Pully pointed out to the board that he did not believe that exclusivity was appropriate and that the exclusivity provisions may have a chilling effect on other offers.

On September 27, 2005, Newcastle submitted a revised proposal with a stated expiration date of September 30, 2005. The revised proposal increased the contemplated convertible note issuance from the September 21, 2005 proposal to $50 million. Reflecting the increased financing, the ultimate percentage ownership which the investors would acquire by full exercise of conversion and warrant rights was increased to approximately 87%. This nonbinding offer was not extended past its stated expiration date.

On September 28, 2005, the Special Committee met with members of management, as well as representatives of FTI, Sidley, Shaw Gussis and McDermott present. The Special Committee discussed the selection of a financial advisor to opine on the fairness of the Prentice proposal. In addition, the representative from Shaw Gussis reviewed the provisions of the Vendor Term Sheet, noting his view that concessions made by the vendors and the high percentage of vendor participation was impressive. Mr. Levy and counsel reviewed the status of the negotiations with Prentice. The Special Committee unanimously recommended the approval of the Vendor Term Sheet to the Board of Directors.

The Board of Directors then met with members of management and FTI Consulting, Sidley, Shaw Gussis and McDermott who had attended the Special Committee meeting present. At this meeting, the Board authorized the execution of the Vendor Term Sheet with all members voting in favor other than Mr. Pully, who abstained.

On September 29, 2005, the Board of Directors met with members of management and representatives of Sidley, Shaw Gussis and FTI Consulting present. The Board raised the request from Prentice to extend exclusivity further. Mr. Pully argued against extending exclusivity without having Prentice cap the amount of its expense reimbursement. Mr. Levy reported on conversations the Company had with representatives of the banks about their concern that an extension be given and their statement that they would not provide additional loans to the Company if a transaction were not entered into on or before October 3. The Board approved an extension of exclusivity through October 3 with all directors voting in favor, other than Mr. Pully, who abstained. The selection of a financial advisor to provide a fairness opinion was discussed, including proposals from several firms. The meeting was adjourned and reconvened later in the day. The Board of Directors then authorized the retention of Duff & Phelps, with all directors in favor, other than Mr. Pully, who abstained.

The Special Committee met later in the day with management and representatives of Sidley, Shaw Gussis and McDermott and FTI Consulting, and discussed the relative merits of the Prentice Term Sheet and the revised proposal from Newcastle received on September 27, 2005.

On September 30, 2005, Mr. Levy, Mr. Desjardins, representatives of Shaw Gussis, Sidley and FTI Consulting participated in day long meetings in New York with representatives of the Company's banks, Prentice and their counsel and advisors. During those meetings the Company, Prentice and the banks negotiated the terms of the loan agreements and other agreements with Prentice.

On October 2, 2005, a meeting of the Board of Directors was held in which directors, management and representatives of Sidley, Shaw Gussis, McDermott, Duff & Phelps and FTI Consulting were present. Counsel, management and Mr. Levy reviewed the status of the negotiations with Prentice and Mr. Desjardins led a discussion regarding the preparation of the revised projections. Counsel reviewed the contemplated terms of the Bridge Loan Agreement (as defined below), the Vendor Term Sheet, the Purchase Agreement (as defined below), the Notes (as defined below), the Warrants (as defined below) and Registration Rights Agreement (as defined below). The potential interests of certain officers in a transaction were noted.

The Board of Directors met on the morning of October 3 with management and representatives of Sidley, Shaw Gussis, McDermott, Duff & Phelps present. Counsel reviewed the contemplated text of the resolutions that were expected to be presented for consideration later in the day. At this meeting, Mr. Pully continued to express concerns about the Prentice proposal. The meeting was adjourned until later in the day.

Later that morning Mr. Pully distributed a comparison he had prepared of the Prentice and Newcastle proposals in which he argued that the Newcastle offer was superior.

The Special Committee met around noon on October 3, 2005 with management and representatives of Sidley, Shaw Gussis, McDermott, FTI Consulting and Duff & Phelps present. Mr. Duskin joined the call and gave a presentation on why Prentice was interested in the Company, stating that he believed that the Company had tremendous brand equity but had suffered from various exogenous factors, including the Capital Factors litigation and the death of Mr. Hugh M. Patinkin. He stated that the Company should close some stores and dispose of some inventory, noting that 75 stores were generating substantial losses. Mr. Duskin noted that several companies in the retail jewelry industry had found it necessary to engage in restructurings and that he thought the consolidation of the industry presented opportunities. He also discussed the experience that Prentice and its principals had in similar transactions in the retail industry. Mr. Duskin left the call. The Special Committee then adjourned to give Duff & Phelps additional time to evaluate the electronic communication received from Mr. Pully in which Mr. Pully argued that the Newcastle proposal was superior.

The Special Committee reconvened with management and legal and financial advisors at approximately 1:30 p.m. on October 3, 2005. Representatives of Duff & Phelps verbally presented their views of the fairness of the Prentice proposal. They reviewed the various analyses and opined that, as of the date of their opinion, the terms of the Prentice proposal were fair to the stockholders of Whitehall from a financial point of view. Following the oral presentation of the fairness opinion, Duff & Phelps responded to questions from members of the Special Committee. In response to specific questions, Duff & Phelps discussed their review of the electronic communication, received earlier that morning, from Mr. Pully. Duff & Phelps noted that their review was limited by the substance and accuracy of such electronic communication, both on a stand-alone basis and in comparison to the substantially greater documentation available, and previously reviewed by Duff & Phelps, for the Prentice proposal. Further, Duff & Phelps expressed its view that it would be well within the discretion of the Special Committee, when comparing the Prentice proposal and the proposed financing from Newcastle, as outlined in Mr. Pully's electronic communication and Newcastle's previous proposal letter, to consider certain business factors, including the status of the negotiations with vendors and banks and Prentice's experience in the retail industry, that would be outside of the strict scope of the fairness opinion. Duff & Phelps also expressed the view that, given the economic similarities, taken as a whole, between the Prentice proposal and the proposed financing from Newcastle, the Special Committee could consider such other business factors. Duff & Phelps concluded its remarks regarding the electronic communication from Mr. Pully by stating that their opinion regarding the Prentice proposal was unchanged. Mr. Desjardins and representatives from Shaw Gussis and FTI Consulting discussed the negotiations with the vendors and the banks and noted that (1) the Vendor Term Sheet contemplated a transaction with Prentice, (2) the vendors had expressed strong support for a transaction with Prentice and (3) counsel for a number of critical vendors had stated in a letter dated September 25, 2005 to the Company that these critical vendors were not close to reaching any agreement with Newcastle and were not optimistic that any agreement could be reached with Newcastle. Mr. Desjardins and representatives from Shaw Gussis and FTI Consulting also noted that the banks and trade creditors had indicated that they had a high level of comfort with Prentice as a financial partner for the Company and that the banks were extremely concerned that a transaction be entered into immediately. It also was disclosed that Mr. Duskin had approached Mr. Levy the day before about the possibility of Mr. Levy serving as the interim CEO and that Mr. Levy had declined to discuss that possibility at that time. The Special Committee then unanimously recommended approval of the Prentice transaction to the Board of Directors.

Later on October 3, 2005, the Board of Directors then convened with management and representatives of Sidley, Shaw Gussis, McDermott, Duff & Phelps and FTI Consulting present. The recommendation of the Special Committee was discussed. Mr. Levy noted on behalf of the Special Committee, that (1) the economic disparities between the two proposals were not significant, (2) the Prentice proposal had the overwhelming support of vendors, (3) the bank group was sending a clear message that a deal should be done now, and (4) the Prentice deal could be closed faster. Mr. Levy also noted that the vendors and the banks had not expressed similar support for a transaction with Newcastle.

Mr. Levy noted that the percentage of the equity of the Company to be retained by the public stockholders, assuming full exercise by the new investors of all conversion rights and warrants, would be the same (i.e., 13%) under both proposals. Mr. Levy also noted that the Prentice proposal (1) did not require any payment of cash interest for three years whereas the Newcastle proposal required the payment of cash interest and the issuance of additional notes, increasing the Company's debt, (2) allowed the Company to extend the maturity of the notes for up to two additional years and (3) had a lower interest rate than the notes in the Newcastle proposal.

It was noted that the Newcastle proposal contemplated a combination of cash and additional notes to be paid as interest. Mr. Pully argued that the Newcastle proposal was superior in that the aggregate amount of cash consideration to the Company from a full exercise of warrants and conversion of notes was higher in the Newcastle proposal. Other directors noted that these differences were not significant since the new investors (with an eventual 87% ownership of the Company if all notes and warrants were exercised) would indirectly retain an 87% interest in those amounts paid.

Mr. Duskin joined the call and made a presentation similar to the one he gave to the Special Committee. He then left the meeting.

Representatives of Duff & Phelps verbally presented their views of the fairness of the Prentice proposal. They reviewed various analyses and opined that, as of the date of their opinion, the terms of the Prentice proposal were fair to the stockholders of Whitehall from a financial point of view. Duff & Phelps, at the request of the Special Committee, rendered its written opinion, dated as of October 3, 2005, to both the Special Committee and the Board of Directors.

The approach by Mr. Duskin to Mr. Levy on the previous day to potentially serve as interim chief executive officer also was disclosed. Mr. Pully expressed surprise.

The Board next considered the resolutions authorizing the Prentice transaction and related matters and the fourth amendment to the senior credit agreement. Mr. Pully expressed his opposition to the resolutions. Thereupon, the resolutions were approved with all directors voting in favor, other than Mr. Pully, who voted against them. The Purchase Agreement, Bridge Loan Agreement, the Notes, Warrants, Registration Rights Agreement and the Fourth Amendment (as defined below) were executed and delivered by the parties that night.

On October 26, 2005, the Special Committee received another proposal from Newcastle (the ‘‘October Newcastle Proposal’’). The October Newcastle Proposal, which was subject to a number of conditions and the completion of definitive documentation, expressed Newcastle's willingness to offer $1.10 per share in cash by merger or otherwise and cash out warrants and in-the-money options based on that price. Under the October Newcastle Proposal, Newcastle would pay off the Company's recent $30 million bridge loan. Newcastle indicated that it expected to obtain a commitment to replace the Company's Senior Credit Agreement or obtain consents from the Company's senior lenders.

On October 27, 2005, the Special Committee of the Board responded to the October Newcastle Proposal by indicating that on the advice of its financial advisors and counsel, it could not conclude, from the information provided in the October Newcastle Proposal, that such proposal was reasonably likely to result in a ‘‘Superior Proposal’’ within the meaning of the Purchase Agreement executed by the Company in connection with the Prentice transactions.

On November 14, 2005, the Company filed a preliminary proxy statement with the SEC relating to the Company's solicitation of proxies for use at a special meeting of stockholders to be held no later than January 31, 2006 in connection with the series of financing transactions entered into by the Company with the Investors on October 3, 2005 (the ‘‘Financing Transaction’’). At the special meeting, stockholders were to act upon (i) approval of the issuance of shares of the Company's Common Stock pursuant to the terms of the Notes, (ii) approval of an amendment to the Company's certificate of incorporation providing a 1-for-2 reverse stock split of the Company's capital stock, and (iii) election of persons designated by Prentice to the Company's Board of Directors.

On November 29, 2005, Newcastle issued a press release announcing that JWL Acquisition Corp. (the ‘‘Newcastle Purchaser’’) would commence an offer to purchase all of the outstanding shares of the Company's Common Stock for $1.20 per share subject to several material conditions, and filed with the SEC a Schedule TO (as amended, the ‘‘Newcastle Tender Offer’’). In addition, Newcastle filed with the SEC a preliminary proxy statement relating to Newcastle's solicitation of proxies in opposition to the proposals set forth in the Company's preliminary proxy statement.

On November 30, 2005, the Company received a letter, dated November 29, 2005, from Steven J. Pully, announcing Mr. Pully's resignation from the Company's Board of Directors, which purported to be effective as of November 29, 2005. Under the federal securities laws, the Company was obligated to publish Mr. Pully's resignation letter in its entirety, which it did in a Form 8-K filed with the SEC on December 6, 2005.

On December 5, 2005, Newcastle announced that the Newcastle Purchaser had commenced the Newcastle Tender Offer. The Newcastle Tender Offer was subject to numerous material conditions. On that same day, Newcastle filed with the SEC a Schedule TO, a Schedule 14A and a Schedule 13D/ A announcing that the Newcastle Purchaser had commenced the Newcastle Tender Offer.

On December 5 and 6, 2005, Prentice and Holtzman exercised the Warrants to purchase 2,792,462 shares of Common Stock at $0.75 per share. The Company received proceeds from the respective exercises in the aggregate of approximately $2,094,000 and has issued these shares of Common Stock to Prentice and Holtzman.

On December 6, 2005, the Company delivered a letter to Newcastle, advising that the Board was considering the Newcastle Tender Offer and requesting information necessary for the Board to understand Newcastle's conditions to the Newcastle Tender Offer and to evaluate the Newcastle Tender Offer.

On December 7, 2005, the Company issued a ‘‘stop, look and listen’’ announcement, indicating that its Board of Directors and management were reviewing the financial and other terms of the Newcastle Tender Offer.

On December 8, 2005, the Board met to set the record date and meeting date for the upcoming special meeting of stockholders to consider proposals relating to the Prentice financing transaction.

On the evening of December 9, 2005, Newcastle responded by letter to the Company's letter of December 6, 2005 setting forth the terms of Newcastle's proposed financing and purchase of Whitehall Shares of Common Stock.

On December 13, 2005, Newcastle filed with the SEC a Schedule 14A soliciting proxies against certain of the Company's proposals in connection with the Prentice financing transaction and for the election of an alternative slate of director nominees for the Board. Newcastle indicated that its slate of directors would, if elected to the Board, take all action necessary to consummate the Newcastle Tender Offer. Newcastle's slate of directors consists of: (i) Mark E. Schwarz, Chairman, Chief Executive Officer and Portfolio Manager of Newcastle Capital Management, L.P. (‘‘Newcastle Management’’), the General Partner of Newcastle, and Chairman of the Board and Chief Executive Officer of Hallmark Financial Services, Inc., an affiliate of Newcastle; (ii) Steven J. Pully, the President of Newcastle Management; (iii) John P. Murray, the Chief Executive Officer of Newcastle Management; (iv) Mark A. Forman, a Vice President of Newcastle Management; (v) Mark J. Morrison, a former Executive Vice President and Chief Financial Officer of Hallmark Financial Services, Inc.; and (vi) Clinton J. Coleman, a Vice President of Newcastle Management.

On December 13, 2005, the Board, along with the Company's management and financial and legal advisors, held a telephonic meeting to review the Newcastle Tender Offer. The Board reviewed Newcastle's December 9 letter in response to the Company's questions about the Newcastle Tender Offer and its conditions, and noted the lack of specificity in Newcastle's responses. Nonetheless, the Board determined to engage in negotiations with Newcastle about the terms and conditions of the Newcastle Tender Offer and provide information about the Company to Newcastle as permitted by the Purchase Agreement. The Board of Directors recognized the uncertainties relating to the Newcastle Tender Offer but determined to engage in focused discussions with Newcastle designed to determine, among other things, the feasibility of Newcastle satisfying the material substantive conditions to the Newcastle Tender Offer. The Board determined that it was in the best interests of stockholders and the Company to again attempt to obtain such information from Newcastle, as the Board previously had requested similar information in its December 7, 2005 letter to Newcastle but had not yet received any specific information from Newcastle.

Following the meeting, representatives of Whitehall contacted representatives of Prentice to advise Prentice of the Board's determinations in accordance with the terms of the Purchase Agreement. On December 14, 2005, the Company delivered to Prentice a letter confirming the conversation.

Also, at the December 13, 2005 meeting, the Board determined to postpone until December 27, 2005 the ‘‘Distribution Date’’ (as such term is defined in the Rights Agreement (as defined below)) with respect to, and only with respect to, the pending Newcastle Tender Offer. The Board took this action to facilitate the focused discussions with Newcastle that it had determined to pursue. On December 14, 2005, the Company filed a Form 8-K with the SEC, among other things, in respect of the postponement of the Distribution Date.

On December 16, 2005, the Company filed with the SEC a Schedule 14D-9 in response to the Schedule TO filed by Newcastle on December 5, 2005. The Board unanimously recommended that the Company stockholders reject the Newcastle Tender Offer in its current form and not tender their shares of Common Stock to Newcastle. The Board unanimously reaffirmed its recommendation of the transactions contemplated by the Purchase Agreement. As disclosed in the Schedule 14D-9, the

Board's recommendation was based upon the fact that the Company is in, and has for some time been in, a serious financial situation and unless the Company secures financing, there is substantial doubt as to whether the Company will have sufficient capital to continue to operate its business as currently conducted. It was the Board's view that Newcastle had not addressed these critical issues. The Board noted that Newcastle previously had made highly conditional proposals that did not come to fruition, and that the Newcastle Tender Offer contained a number of significant conditions. At the time, the Board had not received any information from Newcastle to be able to determine whether the material substantive conditions to the Newcastle Tender Offer were capable of being satisfied. Therefore, after consideration by the Board of Directors, including review of the Newcastle Tender Offer with the Company's management and financial and legal advisors, the Board unanimously recommended that the Company stockholders reject the Newcastle Tender Offer.

Also on December 16, 2005, the Company delivered a letter to Newcastle, requesting Newcastle to execute a confidentiality agreement pursuant to Section 4(u)(ii) of the Purchase Agreement. Under this section of the Purchase Agreement, in the event of a Competing Transaction (as defined in the Purchase Agreement), such as the Newcastle Tender Offer, non-public information could be provided to the third party under certain conditions. One of the conditions is that the other party has executed a confidentiality agreement ‘‘containing customary limitations on the use and disclosure of all non-public information furnished to such third party on its behalf, the terms of which are at least as restrictive on the third party as the terms contained’’ in the confidentiality agreement with Prentice.

In the December 16, 2005 letter to Newcastle, the Company requested disclosure of information regarding potential financing with respect to the Newcastle Tender Offer and other matters. Representatives of the Company also contacted representatives of Newcastle by telephone to make such requests.

On December 20, 2005, Newcastle responded by letter to the Company's letter of December 16, 2005 stating that Newcastle had received a proposal for an asset based credit facility and Newcastle's proposal to replace Whitehall's senior and subordinate credit facilities.

On December 22, 2005, LaSalle told the Company that it had been approached by Newcastle regarding the Newcastle Tender Offer and that it had told Newcastle that ‘‘it is not interested in extending its lending relationship with the Company if Newcastle were the principal owner.’’ The lender stated that it ‘‘has serious doubts about Newcastle's ability or willingness to consummate the Newcastle Tender Offer, particularly in light of the lender's understanding that key agreements with the Company's vendors and landlords were contingent on Prentice providing financing to the Company as well as the absence of any evidence of Newcastle's plan to provide sufficient working capital necessary to fund the Company until a possible merger could be consummated and beyond.’’ The lender also stated that it ‘‘generally lacks comfort with Newcastle's track record with respect to Whitehall, given that Newcastle had previously failed to follow through on prior proposals to finance the Company through a rights offering or infusing capital during its prior liquidity crisis.’’

On Thursday, December 22, 2005, the parties' legal advisors by telephone conference had a more specific discussion about the need for Newcastle to sign a confidentiality agreement, as well as possible modifications to the terms thereof to accommodate Newcastle's continuing demands.

After the close of business on December 24, 2005, Newcastle sent an email to the Company indicating that it was delivering an executed copy of an acceptable form of the confidentiality agreement that was originally delivered to it on December 16, 2005. (Pursuant to the terms of the Purchase Agreement, the confidentiality agreement was a condition to the Company discussing non-public information with Newcastle. Newcastle had requested such non-public information in its December 16, 2005 letter to the Board, which it maintained it required in order to provide the Board with a copy of its financing proposal or evidence of its ability to satisfy its refinancing conditions.) On December 27, 2005, representatives of the Company received the confidentiality agreement signed by Newcastle and the Company executed it on that day.

On December 27, 2005, the Company filed its definitive proxy statement with the SEC requesting that, as contemplated by the Financing Transaction, stockholders (i) approve the issuance of shares of Common Stock pursuant to the terms of the Note; (ii) approve an amendment to the Company's certificate of incorporation to effect a 1-for-2 reverse stock split of the Company's capital stock;

(iii) elect two Class I directors, two Class II directors, and one Class III director; and (iv) transact any other business, if any, as may properly come before the special meeting or any adjournments thereof.

On December 28, 2005, representatives of the Company and its legal advisors met with Newcastle by conference call regarding the Newcastle Tender Offer. Newcastle responded to certain of the Company's questions set forth in its December 16, 2005 letter about Newcastle's ability to finance the required refinancing and otherwise consummate the transaction, but Newcastle did not provide any written confirmation of that information. Nonetheless, based upon Newcastle responses, the Company determined that certain non-public information would be provided, as Newcastle had requested, in order to facilitate Newcastle's financing efforts. Thereafter, extensive non-public financial and other information was provided to Newcastle when requested.

On December 30, 2005, representatives of the Company and its legal advisors held another conference call with Newcastle to discuss the offer. The Company representatives reiterated that, due to the timing constraints presented under the terms of the Purchase Agreement, the Bridge Loan (as defined below) and the Company's senior credit facility, as well as the positions of the Company's lenders and vendors, it was imperative to get the required information as soon as practicable to determine the likelihood that the Newcastle Tender Offer would be consummated. The Company representatives requested that Newcastle deliver a written firm commitment letter for the refinancing, as described previously. The Company representatives again noted that Newcastle would have to have the funds available to assume or replace the Bridge Loan (as defined below). The parties discussed that such documentation and financing would have to be placed in escrow before the Board could determine that the transaction constituted a Superior Proposal and, therefore, provide notice to Prentice that it had received a Superior Proposal. The parties also discussed the conditionality of the Newcastle Tender Offer, particularly when compared to the relatively limited conditions under the Purchase Agreement, and the need for Newcastle to agree to acquire all of the Company's shares of Common Stock. Newcastle and its representatives agreed to prepare and provide the Company with drafts of a merger agreement, bridge loan and other relevant documentation. Company representatives stated that Newcastle had until January 4, 2006 to respond to the concerns of the Company. Additional non-public information was provided to Newcastle when requested.

The terms of the Vendor Term Sheet have been further detailed and incorporated into a trade vendor extension agreement (the ‘‘Trade Vendor Extension Agreement’’), which, on or about December 30, 2005, the Company distributed to vendors holding the Trade Debt. Once vendors holding not less than 90% of the Company's Trade Debt execute the Trade Vendor Extension Agreement, such agreement will become effective and supersede the Vendor Term Sheet.

On the morning of January 4, 2006, Newcastle issued a press release announcing its intention to amend the terms of the Newcastle Tender Offer. Late on January 4, 2006, Newcastle filed an amendment to the Schedule TO, detailing the modifications to the Newcastle Tender Offer as initially disclosed in its press release. Neither of these documents provided the assurances requested by the Company during its prior discussions with Newcastle, including any specific details about, or firm commitments for, its financing of any aspect or element of the Newcastle Tender Offer.

Late in the afternoon on January 4, 2006, Newcastle provided Company representatives with a copy of an unsigned proposal letter from a lender, which Newcastle assured the Company would be approved and signed by the lender the next day. The proposal letter related to a $140 million credit facility, which financing was subject to appraisal; financial and other due diligence; structuring and negotiation of definitive terms and documents; approval of the lender's credit committee; no material adverse change; and Newcastle providing a minimum of $55 million in equity to fund the acquisition, plus additional equity or junior capital to provide a minimum of $35 million in availability at closing.

On or about January 5, 2006, Newcastle and the Newcastle Purchaser filed a complaint (the ‘‘Complaint’’) captioned Newcastle Partners, L.P., et al. v. Whitehall Jewellers, Inc., Civ. No. 06 Civ. 0076 (DC), with the United States District Court for the Southern District of New York (the ‘‘Court’’) against the Company, Prentice and Holtzman (the ‘‘Action’’). The Complaint sought a declaratory judgment against the Company related to its Rights Agreement as well as its planned vote on a reverse stock split, and for preliminary and injunctive relief for alleged violations of Section 14(a) of the Exchange Act and Rules 14a-3 and 14a-9 promulgated thereunder. The Complaint asserts claims for preliminary and injunctive relief against the Company, Prentice and Holtzman under Section 13(d) of the Exchange Act and Rule 13-d promulgated thereunder, Section 14(a) of the Exchange Act and Rules 14a-3 and 14a-9 promulgated thereunder, and Section 14(d) of the Exchange Act and the rules and regulations promulgated thereunder.

On January 6, 2006, counsel to Prentice received a copy of a letter from Newcastle, addressed to the Court, requesting, among other things, expedited discovery in the Action. On January 9, 2006 both the Company and Prentice submitted letters to the Court opposing that discovery. An agreement subsequently was reached between the parties permitting limited, reciprocal expedited discovery.

On January 5 and 6, 2006, PWJ Funding acquired in two separate privately negotiated transactions 163,433 and 612,000 Shares, respectively, together with irrevocable proxies to vote such shares or an agreement from the seller of such shares to vote in favor of the proposals to be considered, in either case, at the special meeting of the stockholders of the Company. In addition, on January 5 and 6, 2006, Holtzman acquired in two separate privately negotiated transactions 153,600 and 204,000 Shares, respectively, together with irrevocable proxies to vote such shares or an agreement from the seller of such shares to vote in favor of the proposals to be considered, in either case, at the special meeting of the stockholders of the Company.

On January 9, 2006, PWJ Funding acquired in a privately negotiated transaction 49,900 shares of Common Stock, together with irrevocable proxies to vote such shares or an agreement from the seller of such shares to vote in favor of the proposals to be considered, in either case, at the special meeting of the stockholders of the Company.

Also on January 9, 2006, the Company (i) issued a press release announcing that it had learned that Newcastle's potential lender would not proceed with its proposal to finance Newcastle's replacement of the Company's senior credit facility at the present time and (ii) sent Newcastle a letter advising that the Board rejected the Newcastle Tender Offer on the basis that Newcastle failed to demonstrate that it can satisfy any of the financing conditions of its tender and believed that the Newcastle Tender Offer cannot constitute a Superior Proposal under the Purchase Agreement.

On January 10, 2006, Newcastle issued a press release announcing that it had eliminated the financing contingency from the Newcastle Tender Offer and sent a letter to the Company in response to the Company's January 9, 2006 press release.

Also on January 10, 2006, Newcastle issued a press release announcing that Institutional Shareholder Services (‘‘ISS’’) had recommended that its clients vote against the proposals put forth by the Company in connection with the Financing Transaction and that ISS has also recommended that the Company's stockholders reject the Prentice nominees and vote for the Newcastle nominees.

Also on January 10, 2006, the Company set a date of January 20, 2006 as the record date for the one for two reverse stock split to be effected in connection with the Financing Transaction.

On January 11, 2006, the Company issued a press release announcing that it had responded to Newcastle regarding its decision to eliminate the financing contingency from its latest proposal.

On January 12, 2006, Newcastle sent a letter to the Company, in response to the Company's January 11, 2006 press release, requesting face to face discussions with Whitehall.

On January 17, 2006, Prentice and the Company executed an agreement (the ‘‘Postponement Agreement’’) providing for, among other things, the postponement of the special meeting of the Company's stockholders previously scheduled for January 19, 2006 to Wednesday, January 25, 2006, which was subsequently announced by the Company in a press release issued on January 18, 2006. A copy of the Postponement Agreement was attached as Appendix B to Schedule 13D/A previously filed by Prentice with the SEC on January 18, 2006 and is incorporated herein by reference. The foregoing description of the Postponement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of this document.

On or about January 17, 2006, Prentice advised the Company that it was interested in discussing the possibility of making a tender offer at an unspecified price in conjunction with the existing Financing Transaction. On or about that date, Prentice discontinued discussions regarding such possible modifications to the existing Financing Transaction.

On January 20, 2006, the Company issued a press release announcing that it had received notices from its senior lenders that they had imposed a $5 million discretionary reserve effective on January 18, 2006 and would impose an additional discretionary reserve of $5 million effective January 24, 2000. The Company also announced its views (and reasons therefore) that as of such date Newcastle continued to demonstrate its failure to commit to a transaction. Newcastle responded to the Company's allegations in a press release issued on that day.

On January 24, 2006, PWJ Funding purchased in a privately negotiated transaction 308,400 Shares together with irrevocable proxies to vote such Shares in favor of the proposals to be considered at the special meeting of the stockholders of the Company.

On January 24, 2006, the Company issued a press release announcing that it had received a binding proposal from Newcastle regarding the proposed terms of the Newcastle Tender Offer and back-end merger that its Board of Directors deemed to constitute a Superior Proposal under the Purchase Agreement and also notified Prentice of the same. The Company also announced that the special meeting of stockholders that was to be held on January 25, 2006 was postponed until February 6, 2006.

On January 26, 2006, Newcastle and the Newcastle Purchaser filed an amended complaint (the ‘‘Amended Complaint’’) in the Action. The Amended Complaint, among other things, adds as a defendant SAC Capital Advisors, LLC (‘‘SAC’’). In addition, the Amended Complaint withdraws the Section 14(a) claim asserted in the Complaint against the Company, Prentice and Holtzman, and asserts new claims for preliminary and injunctive relief for violations of Section 13(d) of the Exchange Act against SAC, Prentice and Holtzman, and Section 10(b) of the Exchange Act against Prentice and Holtzman.

In light of the rights of PWJ Funding, PWJ Lending and Holtzman to revise their proposal under the terms of the Purchase Agreement, during the course of the next several days representatives of the Investors presented alternative proposals and transaction structures to the Financing Transaction to the Company and its representatives which the parties discussed.

On February 1, 2006, the parties reached an agreement and executed the Merger Agreement and an amended and restated Bridge Loan Agreement. On February 2, 2006, the Company issued a press release announcing the execution of the Merger Agreement and simultaneous termination of the Purchase Agreement and that the Board of Directors concluded that the previously announced Newcastle proposal no longer constituted a Superior Proposal (as defined in the Purchase Agreement) in light of the Offer and Merger contemplated by the Merger Agreement. In addition, pursuant to the terms of the Merger Agreement, the special meeting of stockholders scheduled for February 6, 2006 was cancelled.

2. Position of Whitehall Regarding the Fairness of the Offer and the Merger

Factors Considered by the Board of Directors

The full text of the Board of Directors recommendations and reasons therefor and the full text of Duff & Phelps' written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, will be included as an annex to Whitehall's Schedule 14D-9 which is expected to be mailed to stockholders as promptly as practicable following the date of this Offer to Purchase. To the knowledge of the Purchaser Group, a majority of directors who are not employees of Whitehall has not retained any unaffiliated representative to act solely on behalf of the unaffiliated Whitehall stockholders for purposes of negotiating the terms of the Merger Agreement and/or preparing a report concerning the fairness of the Offer and the Merger. Holders of Shares are urged to read the Schedule 14D-9, including the full text of the recommendation of the Board of Directors and reasons therefor and the full text of Duff & Phelps' opinion, carefully.

The Board of Directors of the Company has unanimously determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that the Company's stockholders accept the Offer, tender their Shares to the Offeror and adopt the Merger Agreement.

3. Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger

Factors Considered by the Purchaser Group.

The rules of the SEC require the Purchaser Group to express its belief as to the fairness of the Offer and the Merger to the stockholders of the Company who are not affiliated with the Purchaser Group.

The Purchaser Group believes that the Offer and the Merger are both substantively and procedurally fair to the stockholders of Whitehall. In reaching our determination regarding the substantive fairness of the Offer and the Merger to the unaffiliated stockholders of Whitehall, we considered the following factors:

•	the Offer Price represents a premimum of approximately 82% over the $0.88 last reported sales price per share of Common Stock reported on the Pink Sheets on November 28, 2005 the last trading day before Newcastle's announcement of its intention to commence the Newcastle Tender Offer;

•	the imminent default the Company was to experience under its Senior Credit Agreement and the refusal by the Company's senior lenders to provide additional funding (other than critical expenses) without an immediate infusion of capital as provided by the amended and restated Bridge Loan Agreement;

•	the Offer Price represents a premium of approximately 10.3% over the $1.45 last reported sales price per share of Common Stock reported on the Pink Sheets on February 1, 2006, the last trading day before the announcement of execution of the Merger Agreement. The Offer Price also represents a premium of approximately 34.6% over the 30-day average trading price on the Pink Sheets for shares of Common Stock prior to such date;

•	the recommendation of the Board of Directors regarding the Offer and the Merger;

•	the depressed market price of the shares of Common Stock based on Whitehall's materially weaker financial results for the past several years;

•	the Offer provides Whitehall's public stockholders with certainty of value and eliminates their exposure to further fluctuations in the market price of shares of Common Stock, given the historically depressed fundamentals and valuation of Whitehall; the Offer shifts the risk of future financial performance from the stockholders to the Purchaser Group for any stockholders whose shares are tendered and purchased in the Offer;

•	the Offer Price represents a premium of approximately 6.6% over the $1.50 per share offer price contained in the Newcastle Tender Offer;

•	the Offer Price represents a premium of approximately 6.6% over Whitehall's book value of $1.50 per share of Common Stock as of October 31, 2005;

•	the Offer can be accomplished quickly and carries very limited execution risk, as it will be fully funded by the Investors without any third party financing contingency;

•	effective October 28, 2005, the Common Stock was suspended from trading on the New York Stock Exchange (the "NYSE") which has led to less liquidity in the market for the Common Stock. The decision was reached in view of the fact that the Company was not in compliance with the NYSE continued listing standards because its average market capitalization had been less than $25 million over a consecutive 30 trading-day period. The Company's Common Stock is now quoted in the Pink Sheets under the symbol ‘‘JWLR.PK’’ and has limited liquidity;

•	the Offer provides stockholders the opportunity to liquidate their positions without a discount;

•	Whitehall has not declared a dividend to its stockholders since its initial public offering, and it is expected that no such dividend will be paid in the foreseeable future; and

•	the Offer will provide consideration to the stockholders of the Company (other than the Purchaser Group) entirely in cash.

In addition to the factors listed above, we also considered certain negative factors such as:

•	the tender of the Shares and receipt of the $1.60 net per share in cash by Whitehall stockholders in the Offer is generally taxable to Whitehall stockholders;

•	the risk that conditions to the Offer may not be satisfied and, therefore that the Shares may not be purchased pursuant to the Offer and that the Merger may not be consummated; and

•	the inability of stockholders who tender in the Offer or otherwise following the Merger, to continue as investors in the Company and benefit from its potential growth prospects.

The Purchaser Group also considered various factors in determining the procedural fairness of the Offer. The Purchaser Group believes that the Offer is procedurally fair to the public Whitehall stockholders because:

•	the Board of Directors has acted on behalf of Whitehall in considering and evaluating the Purchaser Group's proposal to acquire the publicly held Shares, and the Purchaser Group understands that the Board of Directors will consider, evaluate and determine the position to be taken by Whitehall in respect of the Offer;

•	the Board of Directors has considered, evaluated and unanimously (i) determined that the terms of the Offer and the Merger, are fair to and in the best interests of Whitehall and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that Whitehall stockholders accept the Offer and tender their Shares pursuant to the Offer and adopt the Merger Agreement;

•	the Board of Directors consists of Whitehall directors who, among others, are not officers or employees of Whitehall or the Purchaser Group and who are independent of Whitehall and the Purchaser Group;

•	the Board of Directors has retained its own legal and financial advisors;

•	the extensive negotiations carried out by the Company with the Purchaser Group, as well as with Newcastle, with the principal objective of maximizing value for the Company's stockholders;

•	the Purchaser Group has not participated in, or does not have any influence over, the deliberative process of, or the conclusions reached by the Board of Directors;

•	each Whitehall stockholder can individually determine whether to tender his/her Shares pursuant to the Offer; and

•	the transaction is structured to include a first step cash tender offer for any and all Shares of Common Stock not beneficially owned by the Purchaser Group or its affilates, thereby enabling Whitehall stockholders who tender their shares of Common Stock to receive promptly $1.60 net per share in cash. Also, the Offer could not be argued to be coercive to Whitehall stockholders, because any Whitehall stockholders who do not tender their shares of Common Stock in the Offer will also receive the same consideration of $1.60 (as adjusted for the Class B Shares) net per share in cash in the subsequent Merger as those Whitehall stockholders who tendered their shares of Common Stock in the Offer.

The Purchaser Group did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusion as to fairness. The foregoing discussion of the information and factors considered and given weight by the Purchaser Group is not intended to be exhaustive but is believed to include all material factors considered by the Purchaser Group. The Purchaser Group's views as to the fairness of the Offer to Whitehall stockholders should not be construed as a recommendation to any stockholder as to whether or not that stockholder should tender such stockholder's Shares in the Offer. The Purchaser Group has not received any report, opinion or appraisal from an outside party that is materially related to the Offer or the Merger.

4. Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Whitehall. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser Group intends to consummate the Merger as promptly as reasonably practicable.

The Board has unanimously approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the Board may be required to submit the Merger Agreement to Whitehall stockholders for approval at a stockholder's meeting convened for that purpose in accordance with the DGCL. If stockholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement at the Whitehall stockholders' meeting without the affirmative vote of any other stockholder. If the Purchaser Group beneficially owns at least 90% of the then outstanding Shares following consummation of the Offer, the Merger may be consummated without a stockholder meeting and without the approval of Whitehall stockholders, other than the members of the Purchaser Group.

Under the DGCL, the approval of the Board, and the affirmative vote of a majority of the votes entitled to be cast by the stockholders are required to adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

Unless the Merger is consummated pursuant to the ‘‘short-form’’ merger provisions under the DGCL described below (in which case no further corporate action by the stockholders of Whitehall will be required to complete the Merger), the only remaining required corporate action of Whitehall will be the approval of the Merger Agreement by the stockholders by the affirmative vote of a majority of the votes entitled to be cast. If the Minimum Condition is satisfied, the Purchaser Group will have the ability to adopt the Merger Agreement by virtue of its ownership of a majority of the Shares without the affirmative vote of any other stockholder of Whitehall.

Use of Securities Acquired. After completion or termination of the Offer, the Purchaser Group reserves the right, but has no current intention to acquire or sell Shares in open market or negotiated transactions. There can be no assurance that the Purchaser Group will acquire such additional Shares in such circumstances or over what period of time such additional Shares, if any, might be acquired.

Plans for Whitehall After the Offer and Merger. If, following consummation of the Offer, the Purchaser Group owns 90% or more of the outstanding Shares, the Purchaser, Holdco, the Investors and Whitehall will, in accordance with the Merger Agreement, consummate the Merger as a ‘‘short form’’ merger pursuant to Section 253 of the DGCL.

Following consummation of the Offer and upon the satisfaction of the Minimum Condition, the Purchaser will have the power as a majority stockholder of Whitehall to take such steps as are necessary to assure that designees of the Purchaser constitute a majority or more of the directors on the Board, including the designation of new directors to the Board. Pursuant to the terms of the Merger Agreement, the Purchaser shall be entitled, promptly upon the acceptance for payment of, and payment by the Purchaser, in accordance with the Offer, for Shares pursuant to the Offer, to designate at least a majority of directors to the Board. Whitehall's obligations with regard to board and committee membership are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, as well as any director independence or other qualifications required by law. No assurance can be given as to when the Purchaser will cause the Merger to be consummated if the conditions to effect such Merger have not been satisified and in such event no assurance can be given as to when the Merger Consideration will be paid to stockholders who do not tender their Shares in the Offer. Promptly upon the payment for any Shares by the Purchaser pursuant to the Offer, the Purchaser currently intends to seek up to the maximum representation on Whitehall Board allowed pursuant to the terms of the Merger Agreement.

Pursuant to the Merger, each then outstanding Share (other than Shares owned by any of the Company, the Purchaser Group and Shares owned by stockholders who perfect any available appraisal rights under the DGCL) shall be converted into the right to receive an amount in cash equal to $1.60 (or any higher price per Share that is paid in the Offer), without interest thereon and each Class B Share shall be converted into the right to receive the product of (x) 35.42083833 and (y) $1.60 (or any higher price per Share that is paid in the Offer), without interest thereon. Each share of common stock of the Purchaser issued and outstanding at the Effective Time shall be converted into one share of common stock of the Surviving Corporation. All Shares that are owned directly or indirectly by Whitehall or the Purchaser Group at the Effective Time shall be canceled, and no consideration shall be delivered in exchange therefor. The Merger Agreement provides that the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors of the Purchaser immediately prior to the Effective Time.

The Purchaser is not offering to acquire outstanding options in the Offer. Pursuant to the Merger Agreement, all options not exercised will be canceled in exchange for the payment of the excess, if any, of the Offer Price over the exercise price for such options, less applicable income and employment taxes required to be withheld by applicable law.

Following the Offer, the Purchaser Group will, consistent with Whitehall past practice, look for opportunities to rationalize underperforming store locations and to open new stores. Except as otherwise described in this Offer to Purchase, the Purchaser Group has no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Whitehall; (b) a sale or transfer of a material amount of assets of Whitehall; (c) any material change in the present dividend rate or policy or indebtedness or capitalization of Whitehall; (d) any change in the Whitehall Board (other than as contemplated by the Merger Agreement, in accordance with the Purchaser's right to appoint at least a majority of the members of the Board of Directors after completion of the Offer), Whitehall management or any change in any material term of the employment contract of any executive officer of Whitehall; or (e) any other material change in Whitehall corporate structure or business.

In connection with the Offer and the Merger, we expect to review Whitehall and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order to best organize and integrate the activities of the Purchaser Group and Whitehall. We expressly reserve the right to make any changes that we deem necessary or appropriate in light of our review or future developments. In addition, we regularly review acquisition opportunities in the retail industry and may pursue such opportunities when appropriate.

Reasons of the Purchaser Group for the Offer and the Merger. The Purchaser Group has determined that the acquisition of the Shares not already beneficially owned by the Purchaser Group was the most advantageous manner to preserve the value of the Purchaser Group’s investment in Whitehall.

In reaching its decision to make the Offer, the Purchaser Group considered the following material factors:

•	the matters described under Section 3 ‘‘Special Factors — Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger’’;

•	The Purchaser Group's belief that it could enhance the performance of the Company through control and full ownership of the Company, based on:

•	the historical decline in the performance of Whitehall's business;

•	the steady cash burn of the Whitehall's business and the Purchaser Group's doubts regarding whether, in its current configuration, this business will ever become cash-flow positive or achieve operational profitably;

•	Whitehall's insufficiency of cash to operate its business which has adversely affected the value of the Company's franchise and its viability as a going concern;

•	the historical decline and continuing depression in the price of the Shares;

•	the Purchaser's belief that Whitehall's performance has been depressed despite repeated changes in management over the past several years;

•	the cost of maintaining public-company status and complying with the federal securities laws, including the Sarbanes-Oxley Act of 2002;

•	the belief that Whitehall's operations would benefit from the substantial industry experience and business relationships of the Purchaser Group; and

•	the alternative of the Purchaser Group's selling its interest in Whitehall to a third party, either alone or in the context of a sale of the entire company, and the belief of the Purchaser Group that it would be more likely to maximize the value of its Whitehall investment through ownership of the entire company, rather than through a sale to a third party.

Certain Effects of the Offer and the Merger. As a result of the Offer, the direct and indirect interest of the Purchaser Group in Whitehall's net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the Merger, the Purchaser Group's indirect interest in such items will increase to 100%, and the Purchaser Group will be entitled to all benefits resulting from that interest, including all income generated by Whitehall's operations and any future increase in Whitehall's value. The Purchaser Group will also bear the risk of losses generated by Whitehall's operations and any decrease in the value of Whitehall after the Merger. Upon consummation of the Merger, Whitehall will become a privately held corporation. Accordingly, former stockholders of Whitehall will not have the opportunity to participate in the earnings and growth of Whitehall after the Merger and will not have any right to vote on corporate matters. Similarly, former stockholders of Whitehall will not face the risk of losses generated by Whitehall's operations or decline in the value of Whitehall after the Merger. The Purchaser Group anticipates that following consummation of the Merger, the Whitehall Board will be reconstituted.

Alternatives to the Offer and the Merger. As described under Section 1 of ‘‘Special Factors,’’ ‘‘Background of the Offer; Past Contacts and Negotiations with Whitehall,’’ Whitehall and the Investors entered into the Financing Transaction which included a sale of $50 million of convertible notes in order to improve the Company's liquidity position. However, the parties ultimately determined to abandon the issuance and sale of the notes and entered into the Merger Agreement. The Company also held discussions with potential lenders and investors and considered other strategic alternatives including entering into voluntary bankruptcy proceedings. However, the Company ultimately believed that the Offer and Merger represented the most advantageous and readily available transaction to the Company that would provide the cash necessary to enable the Company to fund its ongoing operations and offer a reasonable opportunity to enable the Company to achieve its strategic objectives. The Company also considered the proposal made by Newcastle, but ultimately determined to proceed with the Offer and the Merger since such Newcastle proposal did not constitute a Superior Proposal (as defined in the Merger Agreement) as compared to the Offer and the Merger. See Section 1 of ‘‘Special Factors,’’ ‘‘Background of the Offer; Past Contacts and Negotiations with Whitehall.’’

5. Conduct of Whitehall's Business if the Offer is Not Completed

If the Offer is not completed because the Minimum Condition or any other condition is not satisfied or waived (to the extent waivable), the Purchaser Group expects that Whitehall's current management will continue to operate Whitehall's business substantially as presently operated. However, the Purchaser Group anticipates that if the Offer is not completed, it will re-evaluate its position and make proposals regarding the ownership structure and capital management policies of Whitehall. In particular, the Purchaser Group may consider, among other things:

•	engaging in open market or privately negotiated purchases of Shares to increase the Purchaser Group's aggregate beneficial ownership of the Shares;

•	disposing of any Shares that we have acquired or may acquire in the future; or

•	proposing alternative financing or other transactions with Whitehall.

If the Purchaser Group were to pursue any of these alternatives, it might take considerably longer for the public stockholders of Whitehall to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any alternative transaction in which the public stockholders of Whitehall dispose of their Shares may result in proceeds per Share that are more than, less than or the same as the Offer Price or could adversely affect the liquidity and market value of the remaining Shares held by Whitehall's stockholders.

6. Appraisal Rights

No appraisal rights will be available in connection with the Offer. However, if the Offer is successful and a Merger involving the Company is consummated, stockholders of the Company who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the fair value of their Shares. Any judicial determination of the fair value of Shares as a result of exercising appraisal rights could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the shares. The value so determined could be more or less than or the same as the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity. Since holders of Shares do not have appraisal rights in connection with the Offer, no demand for appraisal under Section 262 should be made at this time. Not later than ten days following the effective date of the Merger, the Surviving Corporation in the Merger will notify the record holders of Shares as of the effective date of the Merger of the consummation of the Merger and of the availability of and procedure for demanding appraisal rights. Failure to follow the steps required by DGCL Section 262 for perfecting appraisal rights may result in the loss of such rights. The foregoing is qualified in its entirety by reference to DGCL Section 262 which is attached as Schedule II to this Offer to Purchase. Stockholders will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before they have to take any action relating thereto.

7. Rule 13e-3

Because the Purchaser Group may be deemed to be an affiliate of Whitehall, the transactions described in this Offer to Purchase constitute a ‘‘going-private’’ transaction as defined in Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Whitehall, and certain information relating to the fairness of the Offer, the Merger, and the consideration being offered to Whitehall stockholders (other than the Purchaser Group and its affiliates), be filed with the SEC and disclosed to Whitehall stockholders (other than the Purchaser Group and its affiliates) prior to consummation of the Merger. We have provided this information in this Offer to Purchase.

8. Security Ownership of Certain Beneficial Owners

The table below sets forth certain information with respect to the Common Stock beneficially owned by:

•	The members of the Purchaser Group and its affiliates; and

•	Each of the directors and executive officers of the Purchaser Group and its affiliates.

The security ownership information in the table below is given as of February 8, 2006 and, in the case of percentage ownership information, is based on 16,763,215 Shares of Common Stock outstanding as of February 1, 2006. Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise noted in the footnotes to the table, to the best of our knowledge, the persons named in the table have sole voting and investing power with respect to all Shares indicated as being beneficially owned by them.

Holder	Number of Shares of Common Stock		Percentage Ownership of Common Stock
WJ Acquisition Corp.	—		**
WJ Holding Corp.	—		**
PWJ Lending LLC	2,094,346	(1)	12.49%
PWJ Funding LLC	1,133,733	(2)	6.76%
Prentice Capital Management, LP (3)	3,228,079		19.26%
Michael Zimmerman* (3)	3,228,079		19.26%
Holtzman Opportunity Fund, L.P.(4)	1,055,716		6.30%
Seymour Holtzman (4)	1,055,716		6.30%
Jonathan Duskin* (5)	—		**
Charles P. Phillips* (6)	—		**
Michael Weiss (7)	—		**

* Indicates officer/director of Prentice Capital Management, LP

** Less than 1%

(1) PWJ Lending beneficially owns 2,094,346 shares of Common Stock issued upon exercise of the Warrants. Certain of the shares of Common Stock held by PWJ Lending are held by various investment funds including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., PEC I LLC and managed accounts managed by Prentice and Mr. Zimmerman, in each case, as nominee for PWJ Lending. For purposes of this Offer to Purchase, references to PWJ Lending shall be deemed to include such investment funds and managed accounts.

(2) PWJ Funding LLC beneficially owns 1,133,733 shares purchased in four separate privately negotiated transactions on January 5, 6, 9, and 24, 2006. Certain of the shares of Common Stock held by PWJ Funding are held by various investment funds including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., PEC I LLC and managed accounts managed by Prentice and Mr. Zimmerman, in each case, as nominee for PWJ Lending. For purposes of this Offer to Purchase, references to PWJ Lending shall be deemed to include such investment funds and managed accounts.

(3) Each of Prentice and Michael Zimmerman may be deemed to beneficially own 3,228,079 shares of Common Stock, including the 2,094,346 shares issued upon exercise of the Warrants and 1,133,733 shares purchased in privately negotiated transactions. Prentice is the managing member of PWJ Funding and PWJ Lending. Michael Zimmerman is the Managing Member of (a) Prentice Management GP, LLC, the general partner of Prentice, and (b) Prentice Capital GP, LLC the general partner of certain investment funds. As such, Mr. Zimmerman may be deemed to control Prentice and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities described above. Each of Mr. Zimmerman and Prentice disclaimed beneficial ownership of all of shares described above.

(4) Holtzman beneficially owns an aggregate of 1,055,716 shares, consisting of 698,116 shares issued upon exercise of the Warrants and an aggregate of 357,600 shares purchased in two separate privately negotiated transactions on January 5 and 6, 2006. Each of Holtzman Financial Advisors, LLC (‘‘Holtzman Advisors’’), as the general partner of Holtzman, and SH Independence, LLC (‘‘Independence’’), as Managing Member of Holtzman, may each also be deemed to beneficially own the shares of Common Stock owned by Holtzman Advisors. Seymour Holtzman, as the sole member of Independence, may also be deemed to beneficially own such shares. Each of Holtzman, Holtzman Advisors, Independence and Seymour Holtzman may be deemed to have sole voting and dispositive power with respect to the reported shares. Seymour Holtzman disclaims beneficial ownership of any Shares except to the extent of his pecuniary interest.

(5) Jonathan Duskin is a managing director of Prentice and disclaims beneficial ownership of any Shares to the extent of his pecuniary interest.

(6) Charles P. Phillips is the Chief Operating Officer of Prentice and disclaims beneficial ownership of any Shares except to the extent of his pecuniary interest.

(7) Michael Weiss is the Chief Financial Officer and the Chief Compliance Officer of Prentice and disclaims beneficial ownership of any Shares except to the extent of his pecuniary interest.

Transactions in the securities of Whitehall by the Purchaser Group or any of its affiliates within the past to 60 days are as described below:

On October 3, 2005, in connection with the execution of the Purchase Agreement, the Company issued to PWJ Lending the Warrant to purchase 2,094,346 shares of Common Stock at an exercise price of $.75 per share. On December 6, 2005, PWJ Lending exercised the Warrant in full and as of said date became the record owner of 2,094,346 shares that were issued upon exercise of the Warrant.

On October 3, 2005, in connection with the execution of the Purchase Agreement, the Company issued to Holtzman the Warrant to purchase an aggregate of 698,116 shares of Common Stock at an exercise price of $.75 per share. On December 6, 2005, Holtzman exercised the Warrant in full and as of said date became the record owner of 698,116 shares that were issued upon exercise of the Warrant.

On January 5, 2006, PWJ Funding acquired in a privately negotiated transaction 163,433 shares of Common Stock at a price of $1.20 per share, together with irrevocable proxies to vote such shares or an agreement from the seller of such shares to vote those shares in favor of the proposals to be considered, in either case, at the special meeting of the stockholders of the Company pursuant to a letter agreement attached as an exhibit to the Schedule 13D Amendment No. 4 filed by Prentice with the SEC on January 6, 2006 and incorporated herein by reference.

On January 5, 2006, Holtzman acquired in a privately negotiated transaction 153,600 shares of Common Stock at a price of $1.20 per share, together with irrevocable proxies to vote such shares or an agreement from the seller of such shares to vote those shares in favor of the proposals to be considered, in either case, at the special meeting of the stockholders of the Company pursuant to a letter agreement attached as an exhibit to the Schedule 13D Amendment No. 2 filed by Holtzman with the SEC on January 9, 2006 and incorporated herein by reference.

On January 6, 2006, PWJ Funding acquired in a privately negotiated transaction 612,000 shares of Common Stock at a price of $1.20 per share, subject to increase, based on the difference between $1.20 per share and the per share price paid by Newcastle in the Newcastle Tender Offer payable on the same date that Newcastle pays the tendering Company stockholders for their Shares, if at all, together with irrevocable proxies to vote such shares or an agreement from the seller of such shares to vote those shares in favor of the proposals to be considered, in either case, at the special meeting of the stockholders of the Company pursuant to a letter agreement attached as an exhibit to the Schedule 13D Amendment No. 4 filed by Prentice with the SEC on January 6, 2006.

On January 6, 2006, Holtzman acquired in a privately negotiated transaction 204,000 shares of Common Stock at a price of $1.20 per share, subject to increase, based on the difference between $1.20 per share and the per share price paid by Newcastle in the Newcastle Tender Offer payable on the same date that Newcastle pays the tendering Company stockholders for their Shares, if at all, together with irrevocable proxies to vote such shares or an agreement from the seller of such shares to vote those shares in favor of the proposals to be considered, in either case, at the special meeting of the stockholders of the Company as the case may be, pursuant to a letter agreement attached as an exhibit to the Schedule 13D Amendment No. 4 filed by Prentice with the SEC on January 6, 2006.

On January 9, 2006, PWJ Funding acquired in a privately negotiated transaction 49,900 shares of Common Stock at a price of $1.20 per share, together with irrevocable proxies to vote such shares or an agreement from the seller of such shares to vote those shares in favor of the proposals to be considered, in either case, at the special meeting of the stockholders of the Company as the case may be, pursuant to a letter agreement attached as an exhibit to the Schedule 13D Amendment No. 4 filed by Prentice with the SEC on January 6, 2006 and incorporated herein by reference.

On January 24, 2006, PWJ Funding acquired in a privately negotiated transaction 308,400 shares of Common Stock at a price of $1.50 per share, together with irrevocable proxies to vote such shares at the special meeting of the stockholders of the Company as the case may be, pursuant to a letter agreement attached as an exhibit to the Schedule 13D Amendment No. 7 filed by Prentice with the SEC on January 25, 2006 and incorporated herein by reference.

9. Certain Information Concerning the Purchaser Group

General. Each of the Purchaser and Holdco is a Delaware corporation and an affiliate of Prentice and Holtzman. The Purchaser and Holdco were formed for the purpose of consummating the Offer and the Merger and have not carried on any activities other than in connection with the Offer and the Merger. Prentice is a private investment limited partnership. The principal business of Prentice is to serve as investment manager to a variety of private investment funds and to control the investing and trading in securities of these private investment funds. The principal business of PWJ Lending is to make the Bridge Loan to the Company and receive the Warrants from the Company in connection therewith. The principal business of PWJ Funding was to hold the Notes that were to be issued by Company pursuant to the terminated Purchase Agreement and invest in other securities of the Company. The principal business of Michael Zimmerman is to act as a principal of Prentice. The general partner of Prentice is Mr. Zimmerman. The principal offices of Prentice and Mr. Zimmerman are located at 623 Fifth Avenue, 32nd Floor, New York, NY 10022 and their telephone number is (212) 756-8040. The general partner of Holtzman is Holtzman Financial Advisors, LLC, the managing member of Holtzman Financial Advisors, LLC (‘‘Advisors’’) is SH Independence, LLC (‘‘Independence’’), and the manager of Independence is Seymour Holtzman. Holtzman is a Nevada limited partnership which is primarily involved in acquiring, holding and disposing of investments in various companies. Advisors is a Nevada limited liability company which is primarily involved in managing Holtzman's affairs and assets. Independence is a Nevada limited liability company which is involved in serving as the managing member of Advisors. Seymour Holtzman is a U.S. citizen whose principal occupation is serving as chairman of the board of two public companies, Casual Male Retail Group, Inc. and Interland, Inc., an online marketing services company, and Co-Chairman of a public company, George Foreman Enterprises, Inc. Mr. Holtzman also serves as Chairman and Chief Executive Officer of each of Jewelcor Management, Inc., a Nevada corporation which is primarily involved in investment and management services, C.D. Peacock, Inc., a Chicago retail jewelry establishment, and S.A. Peck & Company, a Chicago based retail and mail order jewelry company. The principal offices of Holtzman, Advisors, Independence and Seymour Holtzman are located at c/o Jewelcor Companies, 100 N. Wilkes Barre Blvd, 4th Floor, Wilkes Barre, Pennsylvania 18702 and each such person's telephone number is (570) 822-6277. The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of each of the entities in the Purchaser Group is set forth on Schedule I to this Offer to Purchase.

Except as described in this Offer to Purchase or in Schedule I, (1) none of the Purchaser Group nor, to the best knowledge of the persons in the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of any member of the Purchaser Group or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (2) none of the members of the Purchaser Group nor, to the best knowledge of the persons in the Purchaser Group, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the members of the Purchaser Group nor, to the best knowledge of the members of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Whitehall, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of the members of the Purchaser Group nor, to the best knowledge of the members of the Purchaser Group, any of the persons listed on Schedule I to this Offer to Purchase, has, during the past two years, had any business relationship or transaction with Whitehall or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years, there have been no contacts, negotiations or transactions between any member of the Purchaser Group or any of their subsidiaries or, to the best knowledge of the members of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Whitehall or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction of settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, the Purchaser Group has filed with the SEC a Tender Offer Statement on Schedule TO (the ‘‘Schedule TO’’), of which this Offer to Purchase forms a part, and related exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Purchaser's filings with respect to the Offer are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of these materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

10. The Purchaser Group's Relationship with Whitehall

Financing

On October 3, 2005, the Company entered into the Financing Transaction with certain affiliates of the Investors in an effort to improve the Company's financial condition. At the time the Board approved the Financing Transaction, the documents contemplated that an additional investor could participate with Prentice in the Financing Transaction. On October 13, 2005, Prentice advised the Company's counsel that Holtzman would participate in the Financing Transaction with Prentice.

To provide the Company with additional liquidity through the closing date of the Financing Transaction, on October 3, 2005, the Company entered into a Bridge Term Loan Credit Agreement, as amended and restated (the ‘‘Bridge Loan Agreement’’) with certain of the Investors (together with any other lenders under such agreement from time to time, the ‘‘Bridge Loan Lenders’’). Under the Bridge Loan Agreement, the Bridge Loan Lenders provided a term loan (the ‘‘Bridge Loan’’) to the Company in the aggregate principal amount of $30 million which bears interest at a fixed rate of 18% per annum, payable monthly, and had a stated maturity date of January 31, 2006. In connection with the termination of the Purchase Agreement, as described below, and the subsequent execution of the Merger Agreement, the parties amended and restated the Bridge Loan Agreement providing, among other things, an extension of the maturity date and an additional $20 million in loan financing. The Bridge Loan is secured by a lien on substantially all of the Company's assets ranking junior to the liens securing the Company's bank debt.

In connection with the original Bridge Loan Agreement, the Company issued warrants (the ‘‘Warrants’’) to the Bridge Loan Lenders to purchase 2,792,462 shares of the Company's Common Stock at an exercise price of $0.75 per share. The Warrants were exercised by the Investors on December 5 and 6, 2005 for cash, representing ownership of 2,792,462 shares of the Company's Common Stock.

Contemporaneously with the execution of the original Bridge Loan Agreement, the Company and the Investors entered into the Purchase Agreement pursuant to which, subject to certain terms and conditions, the Company agreed to sell, and the Investors agreed to purchase, $50 million of the Company's Secured Convertible Notes (the ‘‘Notes’’). Proceeds from the issuance of the Notes would be used to pay off the Bridge Loan and to provide additional liquidity for the Company's operations. The Notes were to bear interest at a rate of 12% per annum, payable quarterly. Interest that becomes payable during the initial three year term of the Notes would have been paid in shares of Common Stock of the Company at the conversion price (initially $0.75 per share). Interest that became payable after the initial three year term of the Notes would have been paid in cash. The interest rate on the Notes would have increased to 18% per annum from and after the occurrence of an event of default until such default was cured. Simultaneously with the execution of the Merger Agreement, the Purchase Agreement was terminated by the parties thereto on February 1, 2006 and therefore the Notes will not be issued.

Contemporaneously with the entry into the original Bridge Loan Agreement and the Purchase Agreement, the Company and certain affiliates of the Investors entered into a Registration Rights Agreement (the ‘‘Registration Rights Agreement’’) pursuant to which the Company agreed to provide certain registration rights with respect to the Shares of Common Stock that may be issued (i) upon exercise of the Warrants, (ii) upon conversion of the Notes and (iii) in payment of interest under the Notes. Since the Purchase Agreement was terminated, the Registration Rights Agreement will only provide registration rights with respect to the shares of Common Stock issued under the Warrants.

On each of October 3, 2005 (the ‘‘October Rights Amendment’’) and February 1, 2006 (the ‘‘February Rights Amendment’’ and together with the October Rights Amendment, the ‘‘Rights Agreement Amendments’’) the Company amended the Amended and Restated Stockholders Rights Agreements dated as of April 28, 1999, by and between the Company and LaSalle, as rights agent (the ‘‘Rights Agreement’’), to exempt each of the Financing Transaction and the Offer and the Merger and each of the related transactions from triggering the rights thereunder, respectively.

Contemporaneously with the execution of the original Bridge Loan Agreement and the Purchase Agreement, the Company entered into a Waiver, Consent and Fourth Amendment (the ‘‘Fourth Amendment’’) to the Second Amended and Restated Revolving Credit and Gold Consignment Agreement (the ‘‘Senior Credit Agreement’’) dated as of July 29, 2003, by and among the Company, LaSalle, as administrative agent and collateral agent for the banks party thereto (the ‘‘Banks’’), Bank of America, N.A., as managing agent, and Back Bay, as accommodation facility agent to the Senior Credit Agreement. Under the Fourth Amendment, the Banks have agreed to increase the maximum borrowings under the Company's credit facility, subject to and depending on borrowing base calculations, by $15 million to $140 million and extending the term of the facility until 2008.

The Company, the Banks and the Investors have executed the Vendor Term Sheet with key trade vendors who hold more than 99% of the Company's trade debt. The Vendor Term Sheet facilitated the purchase of fresh inventory for the holiday season and provided for full payment of all amounts owed to those vendors over time, secured by a lien on substantially all of the Company's assets ranking junior to the liens securing the Company's bank debt, debt to the Bridge Loan Lenders and the Notes. The terms of the Vendor Term Sheet have been further detailed and incorporated into a Trade Vendor Extension Agreement, which, on or about December 30, 2005, the Company distributed to vendors holding Trade Debt. Once vendors holding not less than 90% of the Company's Trade Debt execute the Trade Vendor Extension Agreement, such agreement will become effective and supersede the Vendor Term Sheet.

On January 17, 2006, Prentice and the Company executed the Postponement Agreement providing for, among other things, the postponement of the special meeting of the Company's stockholders previously scheduled for January 19, 2006 to Wednesday, January 25, 2006.

On February 1, 2006, the Purchase Agreement was terminated and the Company, the Investors, the Purchaser and Holdco entered into the Merger Agreement.

The terms of and the transactions contemplated by the Bridge Loan Agreement, the Warrants, the Purchase Agreement, the Notes, the Registration Rights Agreement, the Rights Agreement Amendments, the Fourth Amendment, the Vendor Term Sheet and the Postponement Agreement are described below in further detail.

Bridge Loan Agreement

On October 3, 2005, the Company entered into the original Bridge Loan Agreement with the Bridge Loan Lenders. Under the Bridge Loan Agreement, the Bridge Loan Lenders provided the Bridge Loan to the Company in the aggregate principal amount of $30 million (the ‘‘Commitment Amount’’), which bears interest at a fixed rate of 18% per annum, payable monthly, and had a stated maturity date of January 31, 2006.

The proceeds of the Bridge Loan were to be used, among other purposes, for working capital and general corporate purposes, including payment of professional fees and expenses to Duff & Phelps for services performed in connection therewith, and to pay fees and expenses associated with the transactions contemplated by the Financing Transaction.

In connection with the termination of the Purchase Agreement and the entry into the Merger Agreement, on February 1, 2006, the Company and the Bridge Loan Lenders amended and restated the Bridge Loan Agreement. Under the amended and restated Bridge Loan Agreement, the Bridge Loan Lenders provided an additional term loan (the ‘‘Additional Loan’’) to the Company in the aggregate principal amount of $20 million, so that the aggregate principal amount of indebtedness outstanding on the closing date of the amended and restated Bridge Loan Agreement was $50 million. On the closing date of the amended and restated Bridge Loan Agreement, the Bridge Loan Lenders were paid a fee of $1.5 million, a portion of which was deferred until the earlier of May 31, 2006 and the maturity of the Bridge Loan, and received all accrued and unpaid interest under the original Bridge Loan Agreement. Upon the effectiveness of the amended and restated Bridge Loan Agreement, both the initial Bridge Loan and the Additional Loan began to accrue interest at a rate of 12% per annum, payable monthly in kind. The amended and restated Bridge Loan Agreement has a stated maturity date of February 1, 2009, unless the Merger Agreement is terminated by the Company prior to such date due to a Superior Proposal (as defined in the Merger Agreement), or the Company undergoes a change in control prior to the consummation of the Offer wherein any person or group of persons (other than the Investors and any of their respective affiliates or transferees) acquires beneficial ownership of 50% or more of the outstanding Shares, in which case the amended and restated Bridge Loan Agreement will mature on such earlier date and the Bridge Loan Lenders will be entitled to receive an exit fee equal to $2 million. The Company has the option to prepay the Bridge Loan prior to its maturity provided that if such prepayment occurs prior to the consummation of the Offer, the Company must pay the exit fee described above plus, in either event, any deferred and unpaid portion of the closing fee.

The Bridge Loan Agreement, both as originally entered into and as amended and restated, contains a number of affirmative and restrictive covenants and representations and warranties that generally are consistent with those contained in the Company's Senior Credit Agreement (as amended by the Fourth Amendment).

The Company's obligations under the Bridge Loan Agreement are secured by a lien on substantially all of the Company's assets which ranks junior in priority to the liens securing the Company's obligations under the Senior Credit Agreement.

A copy of the original Bridge Loan Agreement was filed as Appendix B to Schedule 14A previously filed by the Company with the SEC on December 27, 2005 and is incorporated herein by reference. A copy of the amended and restated Bridge Loan Agreement was attached as Exhibit B to the Schedule 13D/A previously filed by Prentice with the SEC on February 3, 2006 and is incorporated herein by reference. The foregoing description of the Bridge Loan Agreement (both as originally entered into and as amended and restated) does not purport to be complete and is qualified in its entirety by reference to the full text of this document.

Warrants

In connection with the original Bridge Loan Agreement, the Company issued the Warrants, which were immediately exercisable at an exercise price of $0.75 per share, to the Bridge Loan Lenders to purchase 2,792,462 shares of Common Stock. The shares of Common Stock underlying the Warrants represented approximately 19.99% of the capital stock outstanding at the time of issuance of the Warrants. On December 5 and 6, 2005, Prentice and Holtzman exercised the Warrants to purchase 2,792,462 shares of the Company's Common Stock at $0.75 per share. The Company received proceeds from the respective exercises in the aggregate of approximately $2,094,000 and has issued the shares of Common Stock to Prentice and Holtzman.

A copy of the form of Warrants was attached as Appendix C to Schedule 14A previously filed by the Company with the SEC on December 27, 2005 and is incorporated herein by reference. The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of this document.

Purchase Agreement

Contemporaneously with the execution of the original Bridge Loan Agreement, the Company and the Investors entered into the Purchase Agreement which was subsequently terminated by the parties on February 1, 2006 simultaneously with entering into the Merger Agreement. Subject to certain terms and conditions set forth in the Purchase Agreement, the Company agreed to sell, and the Investors agreed to purchase, $50 million of the Notes. The proceeds received by the Company upon the sale of the Notes would have been used to retire the Bridge Loan and for general working capital purposes.

Representations and Warranties. The Purchase Agreement contained various customary representations and warranties of the parties, including representations by the Company as to

•	organization and qualifications;

•	due authorizations, enforceability and validity of the Purchase Agreement and related agreements; due authorizations for issuance of securities;

•	absence of conflicts with applicable law and certain agreements;

•	governmental permits;

•	absence of general solicitation;

•	financial statements and filings;

•	absence of a material adverse effect on, amongst other things, the business or financial condition of the Company;

•	absence of certain other changes or events concerning the Company;

•	compliance with applicable laws and regulations;

•	absence of transactions with affiliates;

•	capital stock;

•	indebtedness and other contracts;

•	absence of litigation;

•	insurance coverage;

•	employee benefits matters;

•	marketable title to all real and personal property;

•	intellectual property matters;

•	environmental matters;

•	tax matters; and

•	adequacy of disclosure.

Covenants. The Purchase Agreement imposed affirmative and negative covenants on the Company and its subsidiaries, including but not limited to, covenants by the Company to:

•	use its reasonable efforts to satisfy the conditions provided for in the Purchase Agreement;

•	maintain the Company's reporting status until the Investors have sold all securities provided for in the Purchase Agreement;

•	use the proceeds from the Notes to repay in full the Bridge Loan and for general working capital purposes;

•	promptly secure the listing of all shares of Common Stock issuable upon conversion of the Warrants, the Notes and the interest payable thereon upon any national securities exchange upon which the Common Stock is then listed;

•	use its reasonable best efforts to maintain the Common Stocks' authorization for listing on the NYSE or an alternative exchange, if possible;

•	pay or cause to be paid all costs and expenses incident to the performance of the obligations arising under the Purchase Agreement;

•	take all actions necessary to have enough authorized and reserved shares of Common Stock for the purposes of issuance pursuant to terms of the Notes and the Warrants;

•	carry on its business in the regular and ordinary course;

•	use its reasonably best efforts to cause the execution of a waiver, in form and substance reasonably satisfactory to Prentice, of that certain Second Amended and Restated Registration Rights Agreement, dated as of May 1, 1996, among the Company and the other parties thereto;

•	use its best efforts to prepare and file with the SEC all necessary proxy materials and to obtain stockholder approval as set forth in the Purchase Agreement; and

•	abstain from waiving, amending, modifying or terminating the October Rights Plan Amendment or Rights Agreement without prior consent from Prentice.

Without the consent of Prentice, the Company agreed to, among other things, abstain from:

•	amending its certificate of incorporation or bylaws in any material respect;

•	authorizing, issuing, disposing or encumbering any of its securities;

•	hiring any executive officers;

•	splitting, combining or reclassifying any of its capital stock; declaring, paying or setting aside any dividend or distributions on its Common Stock; or purchasing, redeeming or otherwise acquiring any of its securities;

•	creating, incurring or assuming any indebtedness outside ordinary course borrowings; assuming, guaranteeing, endorsing or otherwise becoming liable for a third party's indebtedness; or pledging or otherwise encumbering any Company assets or property outside of the ordinary course of business;

•	making any material amendment or modification of the compensation, bonus or benefits of any of its directors, officers or employees;

•	entering into, modifying, amending or terminating any material transaction or agreement;

•	acquiring or agreeing to acquire all or substantially all of the equity or assets of any third party; and

•	agreeing to the settlement of any claim or litigation expected to result in payments that exceed $250,000.

Additional Issuance of Securities. In addition, the Company agreed to not offer, sell or grant any option to purchase (other than options granted pursuant to an approved stock plan, as defined in the Notes), or otherwise dispose of any of its or its subsidiaries' equity securities from the trigger date, as defined in the Purchase Agreement, until the 36 month anniversary of the closing date until it has first delivered to each buyer an offer notice allowing each buyer to accept the offer by delivering a written notice of acceptance within 10 business days. The Company would have then had 15 business days from the expiration of the offer period to offer, issue, sell or exchange all or any part of the offered securities as to which a notice of acceptance has not been given by the buyers. In the event the Company proposed to sell less than all of the refused securities, then each buyer would have been to reduce the number or amount of the offered securities according to a formula as set forth in the Purchase Agreement. In the event that any buyer elected to do so, the Company would have been prohibited to issue, sell or exchange more than the reduced number or amount of the offered securities unless and until such securities have been again offered to the buyers in accordance with the Purchase Agreement.

Conditions to the Closing and Issuance of the Notes. The proposed issuance of the Notes under the Purchase Agreement was subject to certain conditions for the benefit of the Investors including, among other things, (i) the approval by the stockholders of the Company of (A) the issuance of the shares of Common Stock pursuant to the terms of the Notes, (B) an amendment to the Company's certificate of incorporation providing for a 1-for-2 reverse stock split and (C) the election of persons designated by Investors to the Company's Board of Directors (the ‘‘Board Nominees’’), (ii) upon election, such Board Nominees constitute a majority of the members of the Board of Directors, (iii) the representations and warranties of the Company generally being true and correct in all material respects, (iv) no occurrence of an event, circumstance or fact which resulted in, would result in or could reasonably be expected to a result in an Extremely Detrimental Event (as defined below), and (v) the waiver of that certain Second Amended and Restated Registration Rights Agreement, dated as of May 1, 1996, among the Company and the other parties thereto having been obtained. ‘‘Extremely Detrimental Event’’ shall mean any event, circumstance or fact which, individually or in the aggregate, is or could reasonably be expected to be significantly more adverse on the business, properties, assets, operations, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, than any event, circumstance or fact constituting a material adverse effect. In accordance with the Purchase Agreement, the Investors nominated Mr. Edward Dayoob to serve as a Class I director, Messrs. Seymour Holtzman and Charles Phillips to serve as Class II directors and Mr. Jonathan Duskin to serve as a Class III director. The Company nominated Mr. Robert Baumgardner the Company's Chief Executive Officer as a Class I director, as consented by the Investors. The Company has cancelled such meeting in contemplation of the Offer and execution of the Merger Agreement.

Termination. The Purchase Agreement could be terminated by:

•	mutual written agreement of the Company and Prentice;

•	Prentice if the Board of Directors of the Company (a) approves or recommends a competing transaction; (b) fails to call a stockholder meeting or fails to obtain stockholder approval of the required proposals; or (c) fails to publicly reaffirm the Company's recommendation of the Purchase Agreement following the announcement of a competing transaction;

•	the Company if its Board of Directors determines in good faith that it has received a more favorable competing transaction for the Company, its stockholders and creditors which constitutes a superior proposal, provided that the Company complies with certain provisions of the Purchase Agreement relating to exclusivity rights granted by the Company to the Investors and gives Prentice the opportunity to match such superior proposal;

•	either party upon a material uncured breach of any covenant or agreement on the other party's part; or

•	Prentice upon certain events or bankruptcy or insolvency with respect to the Company or its subsidiaries.

The Purchase Agreement was terminated by mutual written agreement of the Company and Prentice on February 1, 2006.

Transaction Expenses. The Company agreed to pay for all out-of-pocket fees and expenses incurred by the Investors and its affiliates in an amount up to $750,000 in connection with the transactions contemplated by the Purchase Agreement, the other agreements contemplated by the Purchase Agreement and all matters related to those agreements, provided, that the Company was not obligated to pay any such expenses if the Financing Transaction does not close due to the Investors' breach of the Purchase Agreement. The Company has paid to the Investors the full amount of the expense reimbursement.

Exclusivity; Termination for a Superior Proposal. Under the Purchase Agreement, the Company could not directly or indirectly

•	solicit offers, inquiries or proposals or entertain any inquiry, offer or proposal to enter into (a) a merger, consolidation or other business combination involving the Company, (b) an acquisition of more than 10% of the then-outstanding equity securities of the Company, (c) an acquisition of equity securities or securities convertible into or exchangeable for equity, which, after giving effect to such conversion or exchange, would constitute more than 10% of the outstanding equity securities of the Company, (d) issuance of debt securities not permitted by the Bridge Loan Agreement, (e) a sale, transfer or conveyance of any significant portion of the Company's assets, (f) a liquidation or dissolution of the Company or the adoption of a plan of liquidation or dissolution of the Company or (g) any other transaction that would otherwise be done in lieu of the transaction entered into with the Investors;

•	participate in any discussions or negotiations with any third parties with regard to a competing transaction or disclose any non-public information or data relating to the Company or its subsidiaries to any such parties; or

•	enter into any contract contemplating a competing transaction or requiring the Company to abandon or terminate the transactions entered into with the Investors.

Notwithstanding the foregoing, so long as certain conditions are met, the Company could approve or recommend, and terminate the Purchase Agreement to enter into a bona fide agreement to accept, an unsolicited bona fide offer for a competing transaction that is or is reasonably likely to constitute a proposal that the Board of Directors has concluded in good faith to be a more favorable transaction from a financial point of view to the Company, its stockholders and creditors, taken as whole. However, prior to approving or recommending any such competing proposal, the Company must first give Prentice an opportunity to counter-offer with a revised proposal. Only after the Board has considered both proposals and consulted with the Company's financial advisor and outside legal counsel can it determine in good faith that the third party's competing transaction is a superior proposal relative to Prentice's revised proposal.

A copy of the Purchase Agreement was attached as Appendix D to Schedule 14A previously filed by the Company with the SEC on December 27, 2005 and is incorporated herein by reference. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of this document.

Notes

Subject to the satisfaction of the terms and conditions set forth in the Purchase Agreement, the Company agreed to sell, and the Investors agreed to purchase, $50 million of the Notes. The Company's obligations under the Notes were to be secured by a lien on substantially all of the Company's assets which ranks junior in priority to the liens securing the Company's obligations under the Senior Credit Agreement, which is the same security interest that secures the Bridge Loan. As a consequence of the termination of the Purchase Agreement, the Notes were not, and will not be, issued.

Maturity. The stated maturity of the Notes was to be three years after the date of issuance which maturity generally may be extended by the Company for up to two years. The Investors had the option to extend the maturity date (A) in the event and for so long as (i) an event of default shall have occurred and be continuing under the Notes or (ii) any event shall have occurred and be continuing which with the passage of time and the failure to cure would results in an event of default or (B) through the date that is ten business days after the consummation of a change of control of the Company in the event a change of control is publicly announced prior to the maturity date.

Interest. The Notes were to bear interest at a rate of 12% per annum, payable quarterly. Interest that became payable during the initial three year term of the Notes was to be paid in shares of Common Stock of the Company at the conversion price (initially $0.75 per share). Interest that became payable after the initial three year term of the Notes was to be paid in cash. The interest rate on the Notes would have increased to 18% per annum from and after the occurrence of an event of default until such default was cured.

Conversion of Notes. Each Note would have been convertible into shares of Common Stock at an initial conversion price of $0.75 per share. The Notes could have been converted at the option of the holder at any time for the full amount of shares of Common Stock underlying the Notes. The conversion price would have been reduced, subject to certain limited exceptions, if the Company subsequently issued Common Stock or the right to acquire Common Stock at a price of less than $0.75 per share. The exercise price of the Notes and the number of shares of Common Stock underlying such Notes would have been adjusted in the event the Company at any time subdivides or combines its Common Stock.

Change of Control. Upon a change of control of the Company, the holder of a Note could have required the Company to redeem all or any portion of the Note for a price equal to (i) the outstanding principal amount of the Notes, together with any accrued and unpaid interest or late charges thereon multiplied by (ii) 125% (unless the change of control is not approved by a majority of the directors who are not employees, directors, officers or beneficial owners of 10% of more of the economic interest of the holder or its affiliates, in which case the 125% will be 100%).

Covenants. Until the Notes were converted, redeemed or otherwise satisfied, the Company would not have been able to, subject to limited exceptions, redeem, repurchase or declare or pay any dividends or distributions without the written consent of the holders of the Notes representing a majority of the aggregate principal amount of the Notes outstanding. So long as the Notes were outstanding, the Company could not incur or guarantee any indebtedness or permit or allow any liens, mortgage or other encumbrance upon any asset or property, subject to limited exceptions. Subject to limited exceptions, the Company would not have been able to make certain restricted payments with respect to certain indebtedness.

Other Rights. In the event the Company granted, issued or sold any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the holders of the Common Stock, then the holders of the Notes would have been entitled to acquire such options, convertible securities or rights as if the holders had converted the Notes prior to such grant, issuance or sale. In the event the Company consummated certain fundamental transactions pursuant to which the holders of the Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock, then the holders of the Notes would have been entitled to receive such securities or other assets as if the holders had converted the Notes prior to such fundamental transaction.

Events of Default. Upon the occurrence of an event of default, the holder of a Note could have required the Company to redeem all or any portion of the Note at price equal to the principal amount of the Notes plus accrued and unpaid interest and late charges, if any. Events of default included, among others:

•	failure by the Company to have a registration statement declared and maintained effective in accordance with the Registration Rights Agreement,

•	failure by the Company to convert the Notes in accordance with terms and conditions set for therein,

•	failure by the Company for a period of 45 days to reserve for issuance the shares of Common Stock underlying the Notes,

•	failure by the Company to pay when due any principal, interest or late charges,

•	any event of default with respect to the Company's indebtedness shall have occurred and be continuing that gives the holder of such debt the right to accelerate payment of any such debt in an amount in excess of $1 million,

•	certain events of bankruptcy or insolvency have occurred with respect to the Company,

•	certain judgments are rendered against the Company,

•	any representation, warranty or covenant of the Company made in the Purchase Agreement was breached in a material respect and

•	certain covenants contained in the Notes were breached by the Company.

Voting Rights. The holders of the Notes generally would have had no voting rights as a stockholder of the Company.

A copy of the form of Notes was attached as Appendix E to Schedule 14A previously filed by the Company with the SEC on December 27, 2005 and is incorporated herein by reference. The foregoing description of the Notes does not purport to be complete and is qualified in its entirety by reference to the full text of this document.

Registration Rights Agreement

Contemporaneously with the entry into the original Bridge Loan Agreement and the Purchase Agreement, the Company and the Investors entered into the Registration Rights Agreement pursuant to which the Company agreed to provide certain registration rights with respect to the shares of Common Stock that may be issued (i) upon exercise of the Warrants, (ii) upon conversion of the Notes and (iii) in payment of interest under the Notes. Since the Purchase Agreement was terminated, the Registration Rights Agreement will only provide registration rights with respect to the Shares of Common Stock issued under the Warrants.

Pursuant to the Registration Rights Agreement, the Company agreed (i) to prepare and file with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, covering the resale of all registrable securities as soon as is practicable but in no event later than 45 days after the earlier of the closing of the transactions contemplated by the Purchase Agreement or the termination of the Purchase Agreement and (ii) to have such registration statement declared effective by the SEC as soon as is practicable but in any event no later than (x) if such registration statement is not subject to SEC review, 90 days after the earlier of closing of the transactions contemplated by the Purchase Agreement or the termination of the Purchase Agreement or (y) if such registration statement is subject to SEC review, 150 days after the earlier of the earlier of closing of the transactions contemplated by the Purchase Agreement or the termination of the Purchase Agreement. In the event that (i) the registration statement was (a) not filed with the SEC on or before the filing deadline or (b) not declared effective by the SEC on or before the effectiveness deadline, or (ii) sales of all of the registrable securities cannot be made on any day after the effective date, the Company shall pay to each holder of registrable securities an amount in cash equal to one-half percent (1.5%) of the aggregate purchaser price as partial relief for the damages arising from the delay in or reduction of their ability to sell the underlying shares of Common Stock. The Registration Rights Agreement provides that expenses relating to the registration, filing or qualification of shares (other than underwriters commissions) will be paid by the Company and otherwise contains terms that are customary to registration rights agreements of its type, including but not limited to indemnification and contribution.

A copy of the Registration Rights Agreement was attached as Appendix F to Schedule 14A previously filed by the Company with the SEC on December 27, 2005 and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of this document.

Rights Agreement Amendments

On each of October 3, 2005 and February 1, 2006, the Company entered into amendments to the Rights Agreement with its rights agent, LaSalle, in order to exempt the transactions contemplated by the Financing Transaction and the Offer and the Merger, respectively, from the effects of such Rights Agreement. Specifically, these amendments provide that for purposes of the Financing Transaction, the Offer and the Merger (i) the Investors and their respective affiliates and associates will not be deemed to be an ‘‘Acquiring Person’’ (as such term is defined in the Rights Agreement), (ii) no ‘‘Distribution Date’’ or ‘‘Share Acquisition Date’’ (as such terms are defined in the Rights Agreement) shall occur as a result of the Financing Transaction, the Offer and the Merger and (iii) the Warrants and any exercise thereunder will not be counted in any determination of whether the Investors shall have become an Acquiring Person or that a Distribution Date or Share Acquisition Date has occurred.

A copy of the October Rights Amendment was attached as Exhibit 4.1 to the Company's Form 8-K previously filed by the Company with the SEC on October 6, 2005 and is incorporated herein by reference. A copy of the February Rights Amendment was attached as exhibit 4.1 to the Company's Form 8-K previously filed with the SEC on February 3, 2006 and is incorporated herein by reference. The foregoing description of the Rights Agreement Amendments does not purport to be complete and is qualified in its entirety by reference to the full text of these documents.

Fourth Amendment to the Senior Credit Agreement

Contemporaneously with the entry into the original Bridge Loan Agreement and the Purchase Agreement, the Company entered into the Fourth Amendment to the Senior Credit Agreement with the Banks. Under the Fourth Amendment, the Banks agreed to increase the maximum borrowings under the Company's credit facility, subject to and depending on borrowing base calculations, by $15 million to $140 million and extending the term of the facility from July 2006 to October 2008.

Under the Senior Credit Agreement (as amended by the Fourth Amendment), the Banks provide a revolving line of credit of up to $125 million (the ‘‘Revolving Facility’’) and an accommodation facility of $15 million (the ‘‘Accommodation Facility’’), each having a maturity date of October 3, 2008. The Fourth Amendment removes the financial performance covenants and modifies the borrowing base calculation and increases the minimum required availability covenant. The Senior Credit Agreement remains secured by substantially all of the assets of the Company. The Senior Credit Agreement continues to contain affirmative and negative covenants and representations and warranties customary for such financings. Borrowings under the Revolving Facility shall bear interest at the option of the Company (i) at the LIBOR rate plus 250 basis points, or (ii) at the lesser of (a) LaSalle's prime rate and (b) the federal funds effective rate plus 50 basis points (such lesser rate, the ‘‘Base Rate’’). Borrowings under the Accommodation Facility bear interest at the Base Rate plus 800 basis points. The Company may prepay without penalty and reborrow under the Revolving Facility. The Company will be required to pay an early termination fee under certain circumstances if the Revolving Facility is terminated early or if the Accommodation Facility is prepaid. The Banks may accelerate the obligations of the Company under the Senior Credit Agreement to be immediately due and payable upon an event of default. The Company intends to use the proceeds for working capital needs and for general corporate purposes. As of October 5, 2005, there was approximately $92.3 million in borrowings outstanding under the Senior Credit Agreement.

A copy of the Fourth Amendment was attached as Appendix G to Schedule 14A previously filed by the Company with the SEC on December 27, 2005 and is incorporated herein by reference. The foregoing description of the Fourth Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of this document.

Vendor Term Sheet

The Company, the Investors and the Banks executed the Vendor Term Sheet with certain trade vendors. Vendors holding over 99% of the Company's aggregate trade debt to merchandise suppliers (‘‘Suppliers’’), as of September 23, 2005, have now executed the Vendor Term Sheet. The Vendor Term Sheet provides a mechanism for (i) the Company's satisfaction of its trade debt (‘‘Trade Debt’’) to participating Suppliers as of September 23, 2005, and (ii) the participating Suppliers' prompt delivery of merchandise to the Company for the past holiday season. Under the provisions of the Vendor Term Sheet, the Company made payments totaling 50% of the Trade Debt at various time up to January 16, 2006. A final payment in the amount of 50% of the Trade Debt, plus accrued interest at 6% from and after January 17, 2006, is required to be made on or about September 30, 2007. The obligations to pay the final 50% of the Trade Debt will be secured by a security interest in substantially all of the Company's assets ranking junior to the interests securing the Senior Credit Agreement and the Bridge Loan Agreement. The Vendor Term Sheet is subject to and conditioned upon the execution of definitive documentation among the parties. The terms of the Vendor Term Sheet have been further detailed and incorporated into a Trade Vendor Extension Agreement, which, on or about December 30, 2005, the Company distributed to Suppliers holding Trade Debt. Once vendors holding not less than 90% of the Company's Trade Debt execute the Trade Vendor Extension Agreement, such agreement will become effective and supersede the Vendor Term Sheet.

A copy of the Vendor Term Sheet was attached as Appendix H to Schedule 14A previously filed by the Company with the SEC on December 27, 2005 and is incorporated herein by reference. The foregoing description of the Vendor Term Sheet does not purport to be complete and is qualified in its entirety by reference to the full text of this document.

Postponement Agreement

On January 17, 2006, Prentice and the Company executed the Postponement Agreement providing for, among other things, the postponement of the special meeting of the Company's stockholders previously scheduled for January 19, 2006 to Wednesday, January 25, 2006. The special meeting was subsequently cancelled in contemplation of the Offer and the execution of the Merger Agreement. A copy of the Postponement Agreement was attached as Appendix B to Schedule 13D/A previously filed by Prentice with the SEC on January 18, 2006 and is incorporated herein by reference. The foregoing description of the Postponement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of this document.

11. The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. A copy of the Merger Agreement has been attached as Appendix C to Schedule 13D/A previously filed by Prentice with the SEC on February 3, 2006. This summary is qualified in its entirety by reference to the Merger Agreement incorporated herein by reference. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

Pursuant to the Merger Agreement, Prentice, Holtzman and the Purchaser agreed that the Purchaser would, as promptly as reasonably practicable following the date of the Merger Agreement and in no event later than February 8, 2006, five business days after execution of the Merger Agreement, commence the Offer (within the meaning of Rule 14d-2 under the Exchange Act) to purchase all of the outstanding Shares at a price of $1.60 per Share in cash, other than Shares beneficially owned by the Investors and their respective affiliates. The obligation of the Purchaser to accept for payment and to pay for any Shares tendered in the Offer is subject to the Minimum Condition and other conditions described in Section 11 of this Offer to Purchase entitled ‘‘The Tender Offer,’’ (‘‘Certain Conditions of the Offer’’). The conditions described in Section 11 of this Offer to Purchase are for the sole benefit of Prentice, Holtzman, the Purchaser and their affiliates, and may be asserted by Prentice, Holtzman and the Purchaser in their reasonable discretion and, except for the Minimum Condition and subject to the other terms of the Merger Agreement, may be waived by Prentice, Holtzman and the Purchaser, in whole or in part, at any time and from time to time before the expiration date of the Offer, in their reasonable discretion.

In the Merger Agreement, Whitehall has agreed that as soon as practicable after the date the Purchaser’s offer documents are filed with the SEC, it will file with the SEC and mail to its stockholders a Schedule 14D-9 containing the recommendation of the Whitehall Board that Whitehall stockholders accept the Offer, tender all of their Shares to the Purchaser and adopt the Merger Agreement and the transactions contemplated thereby.

The Merger. The Merger Agreement provides that, if all of the conditions to the Merger have been fulfilled or waived and the Merger Agreement has not been terminated, the Purchaser will be merged with and into Whitehall, and Whitehall will continue as the surviving corporation and a wholly owned subsidiary of the Purchaser (the ‘‘Surviving Corporation’’).

At the Effective Time, each Share (other than Shares held by stockholders who have perfected their appraisal rights) outstanding immediately prior thereto will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and extinguished and be converted to the right to receive $1.60 per Share (or any higher price per Share that is paid in the Offer), payable in cash to the holder thereof, without any interest thereon, less any applicable withholding of taxes, and each Class B Share outstanding will be cancelled in exchange for the right to receive the product of (x) 35.42083833 and (y) $1.60 per Share (or any higher price per Share that is paid in the Offer) payable in cash to the holder thereof, without any interest thereon, less any applicable withholding of taxes. Each share of common stock of the Purchaser outstanding immediately prior to the Effective Time will automatically be converted at the Effective Time into one validly issued and outstanding share of common stock of the Surviving Corporation.

The Merger Agreement provides that immediately upon the purchase of and payment for the Shares pursuant to the Offer following satisfaction of the Minimum Condition, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number (but in no event less than a majority of the number of directors), as will give the Purchaser representation on the Board equal to the product of (i) the number of directors on the Board multiplied by (ii) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares outstanding, and Whitehall and its Board will after the purchase of and payment for Shares by the Purchaser or any of its affiliates pursuant to the Offer upon the request of the Purchaser immediately satisfy the Board Percentage by increasing the size of the Board or at Whitehall's election by securing the resignations of or removing the number of directors (or any combination of the foregoing) as is necessary to enable the Purchaser's designees to be elected to the Board and will cause the Purchaser's designees to be so elected. At each such time, immediately upon the first purchase of and payment for Shares by the Purchaser or any of its affiliates pursuant to the Offer Whitehall will, if requested by the Purchaser, also cause each committee of the Board to include persons designated by the Purchaser constituting the same percentage of each such committee as the Board Percentage. Whitehall's obligations with regard to board and committee membership are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder and any director independence or other qualifications required by law. If the Shares are purchased in the Offer, the Company must use its best efforts to assure that there will be until the Effective Time, at least two non-employee directors on the Board.

Following the time that the Purchaser's designees constitute a majority of the Board, (i) any amendment or termination of the Merger Agreement, (ii) any extension or waiver of time for performance of any of the obligations of Prentice, Holdco, Holtzman or the Purchaser, or any waiver of any condition or any of Whitehall's rights or other action by Whitehall that adversely affects the holders of Shares may be effected only by the action of a majority of the directors considered independent directors including, for these purposes, the vote of a majority of the directors continuing on the Board who were Whitehall directors prior to the consummation of the transaction, which action shall be deemed to constitute the action of the full Board.

Stock Options. The Merger Agreement provides that at the Effective Time, each then-outstanding option to purchase Shares of Whitehall (individually, an ‘‘Option’’ and collectively, the ‘‘Options’’) of any non-employee director of the Company will be cancelled and each holder of such Option will have no further rights thereto except to receive the Option Consideration (defined below). In consideration of such cancellation, each holder of an Option so canceled will be entitled to receive in settlement of such Option promptly following the Effective Time, a cash payment, subject to any required withholding of taxes, equal to the product of (i) the total number of Shares otherwise issuable upon exercise of such Option and (ii) the amount, if any, by which the Merger Consideration per Share exceeds the applicable exercise price per Share otherwise issuable upon exercise of such Option (the ‘‘Option Consideration’’). With respect to all other Options or restricted stock grants, Whitehall has agreed to comply with all payment obligations, if any, under its option plans or employment agreement with Robert Baumgardner, the Company's Chief Executive Officer, occurring as of a result of the Offer or Merger. The Company has agreed to use commercially reasonable efforts to ensure that, as of and after the Effective Time, except as described above, (i) all rights under any Option and any provision of the Company stock option plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be cancelled and (ii) no person shall have any right under the Company stock option plans or any other plan, program or arrangement with respect to securities of the Company, the Surviving Corporation or any subsidiary thereof.

Prior to the Effective Time, the Purchaser shall appoint a bank or trust company reasonably acceptable to Whitehall to act as exchange and paying agent, registrar and transfer agent (the ‘‘Agent’’) for the purpose of (i) exchanging certificates representing, immediately prior to the Effective Time, Shares and Class B Shares for the aggregate Merger Consideration. Promptly after the Effective Time, the Surviving Corporation shall cause the Agent to mail to each record holder of certificates (the ‘‘Certificates’’) that immediately prior to the Effective Time represented Shares (i) a form letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Agent, and (ii) instructions for use in surrendering such Certificates and receiving the Merger Consideration in respect thereof. Upon surrender to the Agent of a Certificate, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive, in exchange therefor, in the case of Shares and Class B Shares, cash in an amount equal to the product of (i) the number of Shares formerly represented by such Certificate and (ii) the Merger Consideration, which amounts shall be paid by Agent by check or wire transfer in accordance with the instructions provided by such holder. No interest will be paid or accrued on the consideration payable upon the surrender of any Certificate. Until surrendered, each Certificate shall represent, for all purposes, in the case of Certificates representing Shares, only the right to receive an amount in cash equal to the Merger Consideration multiplied by the number of Shares formerly evidenced by such Certificate without any interest or dividends thereon. Any portion of the payment fund (including any amounts that may be payable to the former stockholders of Whitehall in accordance with the terms of the Merger Agreement) which remains unclaimed by the former stockholders of Whitehall upon the 180th day immediately following the Closing Date shall be returned to the Surviving Corporation, upon demand, and any former stockholders of Whitehall who have not theretofore complied, shall thereafter look to the Surviving Corporation only as general unsecured creditors thereof for payment of any Merger Consideration, without any interest or dividends thereon, that may be payable in respect of each Share held by such stockholder.

Recommendation. Whitehall represents and warrants in the Merger Agreement that the Board, at a meeting duly called and held, has:

•	approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

•	determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of Whitehall; and

•	except as set forth in the provisions of the Merger Agreement regarding Whitehall's fiduciary duties to its stockholders, as described more fully below, resolved to recommend that the stockholders of Whitehall accept the Offer and tender their Shares and adopt the Merger Agreement.

The Board will not withdraw, modify or amend its recommendations described above in a manner adverse to the Purchaser, except that the Board is permitted to withdraw, modify or amend its favorable recommendation if the Board determines in good faith that failing to take such action is necessary for the Whitehall Board to comply with its fiduciary duties to Whitehall’s stockholders under applicable law. A withdrawal, recommendation, or amendment of the recommendation of the Board or any committee in any manner adverse to the Purchaser, however, may give rise to certain termination rights on the part of the Purchaser under the Merger Agreement and the right to receive the reimbursement of expenses up to a maximum of $750,000.

Representations and Warranties. In the Merger Agreement, Whitehall has made customary representations and warranties to Prentice, Holtzman, Holdco and the Purchaser, including but not limited to representations and warranties relating to Whitehall's organization and qualification, capitalization, subsidiaries, authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, ability to enter into and consummate the transactions contemplated by the Merger Agreement without breaching contracts, violating its charter or bylaws, violating laws or resulting in the creation of material liens on its assets, required consents and approvals, compliance with applicable laws, SEC filings (including financial statements), the documents supplied by Whitehall relating to the Offer, the absence of certain changes since October 31, 2005, absence of undisclosed liabilities, litigation, employee benefit plans, taxes, intellectual property, licenses and permits, indebtedness and material contracts, environmental matters, transactions with affiliates, title to assets, labor matters, insurance, brokers, applicability of state anti-takeover statutes, the vote required by its stockholders, the opinion of its financial advisor and disclosure matters.

Prentice, Holtzman, Holdco and the Purchaser have also made customary representations and warranties to Whitehall, including representations and warranties relating to Prentice’s, Holtzman's, Holdco's and the Purchaser’s organization and qualification, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, ability to enter into the Merger Agreement without breaching contracts, violating its organizational documents, violating laws or resulting the creation of material liens on its assets, required consents and approvals, documents supplied by Prentice, Holtzman, Holdco and the Purchaser related to the Offer, brokers, availability of sufficient funds to perform their obligations under the Merger Agreement and no prior activities, ownership of shares and disclosure matters.

Interim Operating Covenants of Whitehall The Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time, (i) the Company and its subsidiaries shall conduct their business in the ordinary course and consistent with past practice, after taking into account the Company’s financial position as of the date of the Merger Agreement, (ii) the Company shall use its commercially reasonable efforts to preserve intact its business organization, to keep available the services of its and its subsidiaries’ officers and employees, and to maintain satisfactory relationships with all persons with whom it and its subsidiaries do business provided, however, that Parent, Holdco, Holtzman and Purchaser acknowledge that the continued availability of such employees and relationships with venders may be adversely affected by (A) the risk factors identified in the Company's SEC reports and (B) the announcement and pendency of the Merger Agreement, the other transaction documents and the transactions contemplated thereby and (iii) neither the Company nor any of its subsidiaries will, without the prior written consent of Purchaser:

•	amend or propose to amend its certificate of incorporation or bylaws (or comparable governing instruments) in any material respect;

•	except pursuant to rights under the Options, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, its capital stock or other securities or any voting debt including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class, except for the issuance of Shares pursuant to the exercise of Options outstanding on the date of the Merger Agreement in accordance with their present terms;

•	split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities and other than dividends and distributions to the Company or one of its wholly-owned subsidiaries;

•	(1) create, incur, assume, forgive or make any changes to the terms or collateral of any debt, receivables or employee or officer loans or advances, except in the ordinary course of business or incurrences that constitute refinancing of existing obligations on terms that are no less favorable to the Company or its subsidiaries than the existing terms or ordinary course borrowings under the Senior Credit Agreement; (2) except in the ordinary course of business, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person; (3) except in the ordinary course of business, make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other person (other than to a subsidiary or in connection with customary travel, relocation or business advances to employees), except for capital expenditures that do not exceed $1 million in the aggregate more than the aggregate amount provided in the Company's 2005 capital expenditure budget; (4) acquire the stock or assets of, or merge or consolidate with, any other person; (5) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice; or (6) other than in the ordinary course of business consistent with past practice, sell, transfer, mortgage, pledge, or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties (real, personal or mixed) material to the Company and its subsidiaries other than to secure debt permitted under subclause (1);

•	hire any executive officer of the Company or increase in any manner the wages, salaries, bonus, compensation or other benefits of any of its officers (i.e., elected officers, senior vice presidents and regional vice presidents) or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, termination, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or other arrangement with, for or in respect of, any stockholder, officer (i.e., elected officers, senior vice presidents and regional vice presidents), director, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on the date of the Merger Agreement or in the ordinary course of business consistent with past practice with employees (other than officers) of the Company or any of its subsidiaries or enter into or engage in any agreement, arrangement or transaction with any of its directors, officers, employees or affiliates except current compensation and benefits in the ordinary course of business, consistent with past practice;

•	settle or compromise any litigation, proceeding, action or claim that could reasonably be expected to result in payments (to the extent not covered by insurance) that exceed $250,000 in the aggregate;

•	enter into or commit to enter into any material transaction or material monetary commitment or enter into, amend, modify or terminate any material agreement (including real estate leases that are material in the aggregate);

•	adopt or amend any resolution or agreement concerning indemnification of its directors, officers, employees or agents;

•	establish any subsidiary or enter into any new line of business;

•	enter into any lease, contract or agreement pursuant to which the Company or any of its subsidiaries is obligated to pay or incur obligations of more than $250,000 per year, other than the purchase of inventory, and entering into leases, in the ordinary course of business consistent with past practice; or

•	authorize any of, or agree to commit to do any of, the foregoing actions.

Covenants Regarding the Special Meeting. If required by applicable law in order to consummate the Merger, the Company has agreed, that it shall, in accordance with applicable law:

•	as promptly as practicable after the date of the Merger Agreement, duly call, give notice of, convene and hold a special meeting of its stockholders (the ‘‘Special Meeting’’), for the purposes of considering and taking action upon the approval and adoption of the Merger and this Agreement;

•	subject to the Board's fiduciary duties, declare advisable and recommend to its stockholders that they approve the Merger and adopt the Merger Agreement; and

•	as promptly as practicable after the date of the Merger Agreement, prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use all best efforts to file such preliminary proxy or information statement with the SEC 10 business days after the consummation of the Offer, and obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consultation with Purchaser, respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendments or supplements thereto (the ‘‘Proxy Statement’’) to be mailed to its stockholders at the earliest practicable date, provided that no amendments or supplements to the Proxy Statement will be made by the Company without prior consultation with Purchaser and its counsel; and

•	subject to the fiduciary obligations of the Board determined after consultation with outside legal counsel, include in the Proxy Statement the recommendation of the Board that stockholders of the Company vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement, and use its reasonable best efforts to procure the approval of the stockholders of the Company for the Merger required under applicable law.

If at any time prior to the Effective Time any information relating to the Company or the Purchaser, or any of their respective affiliates, officers or directors should be discovered by the Company or the Purchaser which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information must promptly notify the other parties to the Merger Agreement and an appropriate amendment or supplement describing such information must be promptly filed with the SEC and, to the extent required by law, disseminated to the Whitehall stockholders.

In the event that Prentice, Holdco, Purchaser, Holtzman and any of their subsidiaries and affiliates have acquired Shares and Class B Shares (taken together with Shares and Class B Shares then owned by Prentice, Holdco, Purchaser, Holtzman and any of their subsidiaries and affiliates) constitute in the aggregate at least 90% of the voting power of the outstanding Shares and Class B Shares, pursuant to the Offer or otherwise, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

Immediately following execution by the Company of the Merger Agreement, the Company has agreed to cancel the special stockholder meeting scheduled for February 6, 2006 and to take such actions as are necessary under applicable law to remove from consideration at such special meeting or otherwise the approval by the Company's stockholders of the matters that were to be considered thereat.

Notification Covenants of Prentice, Holtzman, Holdco, the Purchaser and Whitehall. Pursuant to the Merger Agreement, each of the parties has agreed to promptly notify the others in writing of certain events, including (i) a material failure of any of the parties to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or them hereunder; (ii) receipt of any notice or other communication in writing from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the Merger Agreement or the other transaction documents, provided that such Consent would have been required to have been disclosed in the Merger Agreement; (iii) receipt of any material notice or other communication from any governmental authority (including, but not limited to, the NASD or any securities exchange) in connection with the transactions contemplated by the Merger Agreement or the other transaction documents contemplated thereby; (iv) the occurrence of an event which would reasonably be expected to have a Company Material Adverse Effect or a Purchaser Material Adverse Effect (as defined below), as the case may be, or that would otherwise reasonably be expected to cause a condition in the Merger Agreement not to be satisfied; (v) the commencement or threat of any litigation involving or affecting the Company or any of its subsidiaries, or Prentice, Holtzman or any of their subsidiaries, as the case may be, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer, in his or her capacity as such, of the Company or any of its subsidiaries or Prentice, Holtzman or any of their subsidiaries, as the case may be which, if pending on the date the Merger Agreement was executed, would have been required to have been disclosed in the Merger Agreement or which relates to the consummation of the Offer or the Merger or (vi) with respect to the Investors, the Purchaser and Holdco, any representation or warranty made by the Investors, the Purchaser or Holdco in the Merger Agreement being untrue or inaccurate in any material respect at any time from the date of the Merger Agreement to the Effective Time. For purposes of the Merger Agreement, ‘‘Purchaser Material Adverse Effect’’ means a material adverse effect on the business, assets, condition (financial or otherwise), liabilities or the results of operations of Prentice, Holdco, Holtzman and Purchaser and their respective subsidiaries taken as a whole, or a material adverse effect on the ability of any of Prentice, Holdco, Holtzman or Purchaser to timely perform its obligations under the Merger Agreement and the other transaction documents contemplated thereby and to consummate the Offer, the Merger and the other transactions contemplated thereby.

Commercially Reasonable Efforts Covenants of Whitehall. In addition, the Company has agreed to use its commercially reasonable efforts to take all actions and to do all things necessary to consummate and make effective as promptly as practicable the Offer and the Merger and the other transactions contemplated thereby, including, (i) obtaining all consents from governmental authorities and other third parties required for the consummation of the Offer and the Merger and the other transactions contemplated thereby (provided that the Company shall not make any payment or amend the terms of any agreement in connection with obtaining any such consent without the prior written approval of Holdco) and (ii) consulting and cooperating with and providing assistance to Holdco and Purchaser in the preparation and filing with the SEC of the Offer documents and all necessary amendments and supplements thereto. Upon the terms and subject to the conditions in the Merger Agreement, the Company has agreed to use commercially reasonable efforts to take all actions and to do all things necessary to satisfy the conditions to the consummation of the Offer and the closing of the merger. Whitehall has agreed, during the period from the date of the Merger Agreement to the Effective Time, to use its commercially reasonable efforts to (i) comply in all material respects with all laws applicable to it or any of its properties, assets or business, (ii) maintain in full force and effect all the company permits necessary for, or otherwise material to, such business and (iii) make in a timely manner any material filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder.

Exclusivity Covenants of Whitehall. Whitehall has agreed not to, and has agreed to use its best efforts to cause its representatives not to, directly or indirectly, (i) solicit offers, inquiries or proposals for, or entertain any offer, inquiry or proposal that constitutes a Competing Transaction (as defined below), (ii) participate or engage in any discussions (except to notify of the existence of these provisions) or negotiations with, or disclose or provide any non-public information or data relating to the Company or any subsidiary of the Company or afford access to the properties, books or records or employees of the Company or any subsidiary of the Company to, any third party relating to a Competing Transaction, or knowingly facilitate any effort or attempt to make or implement a Competing Transaction or accept a Competing Transaction; or (iii) enter into any contract (including any agreement in principle, letter of intent or understanding) with respect to or contemplating any Competing Transaction or enter into any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

For purposes of the Merger Agreement, ‘‘Competing Transaction’’ means any offer, inquiry, or proposal to enter into: (A) a merger, consolidation, share exchange or other business combination or similar transaction involving the Company, (B) an acquisition of 10% or more of the then-outstanding equity securities of the Company, (C) an acquisition of equity securities, or of debt securities or other securities convertible into or exchangeable for equity securities of the Company, which would, after giving effect to such conversion or exchange, constitute more than 10% of the outstanding equity securities of the Company, (D) a sale, transfer, conveyance, lease or disposal of all or any significant portion of the assets of the Company in one transaction or a series of related transactions (other than sales of inventory or assets no longer useful in the business, in each case, in the ordinary course of business), (E) a liquidation or dissolution of the Company or the adoption of a plan of liquidation or dissolution by the Company, (F) an agreement, understanding or other arrangement providing for the occurrence of individuals who at the beginning of such period constituted the Board or other governing body of the Company (together with any new directors whose election to such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), ceasing for any reason to constitute a majority of such Board then in office or (G) any other transaction in lieu of, or which would intend to impede or prevent, the transactions contemplated by the Merger Agreement and the other Transaction Documents, the Offer or the Merger.

In the event that, prior to the time of the first acceptance of Shares for payment pursuant to the Offer, the Company receives an unsolicited bona fide written Competing Transaction (under circumstances in which the Company has complied with its obligations described herein with respect to itself from a third party that its Board has in good faith concluded (following the receipt of the advice of its reputable outside legal counsel and its financial advisor of recognized reputation) (i) that such Competing Transaction is, or is reasonably likely to result in, a Superior Proposal (as defined below) and (ii) that the failure to provide nonpublic information or data concerning the Company or participate in negotiations or discussions concerning such Competing Transaction would result in a breach by the Board of its fiduciary duties to the Company's stockholders or creditors under applicable law, the Company is permitted under the Merger Agreement to take the following actions: (1) furnish nonpublic information to the third party making such Competing Transaction, provided that (A) concurrently with furnishing any such nonpublic information to such party, it gives Purchaser written notice of its intention to furnish such nonpublic information, (B) it receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic information furnished to such third party on its behalf, the terms of which are at least as restrictive on the third party as the terms contained in the Confidentiality Agreement (and containing additional provisions that expressly permit the Company to comply with the exclusivity provisions described herein) and (C) contemporaneously with furnishing any nonpublic information to such third party, it furnishes such nonpublic information to Purchaser (to the extent such nonpublic information has not been previously so furnished); and (2) engage in negotiations with the third party with respect to the Competing Transaction, provided that concurrently with entering into negotiations with such third party, it gives Purchaser written notice of its intention to enter into negotiations with such third party.

For purposes of the Merger Agreement, a ‘‘Superior Proposal’’ means a Competing Transaction that the Board has in good faith concluded (following the receipt of advice of its reputable outside legal counsel and its financial advisor of recognized reputation), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person or group making the proposal, to be more favorable, from a financial point of view, to the Company, its stockholders and creditors, taken as a whole, than the terms of the Merger Agreement and is reasonably capable of being consummated.

The foregoing restrictions do not prevent the Whitehall Board from taking and disclosing to the Whitehall stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with respect to a tender or exchange offer by a third party; provided, however, that any such disclosure relating to a Competing Transaction will be deemed a Company Change in Recommendation (as defined below) unless the Board reaffirms its Recommendation in such disclosure. Prior to the first acceptance for payment of Shares by the Purchaser, the Board or any committee thereof is not prohibited from making a Company Change in Recommendation or entering into an agreement regarding a Superior Proposal if the Board or such committee concludes in good faith after consultation with reputable legal counsel that the failure to do would result in a breach by the Board or such committee of its fiduciary duties to the Company's stockholders or creditors, and:

•	the Company promptly (but in no event later than 24 hours after the Board reaches such conclusion) has given written notice to Purchaser advising Purchaser that the Company has received a Superior Proposal from a third party, specifying the material terms and conditions of such Superior Proposal; and

•	either (A) the Purchaser has not revised its proposal with respect to the transactions contemplated by the Merger Agreement within (x) 10 business days after the date on which such notice is deemed to have been given to Purchaser or (y) in the event of any counter-proposal with respect to such Competing Transaction from a third party that has previously submitted a Superior Proposal, three business days after the date on which notice of such counter-proposal is deemed to have been given to Purchaser or (B) if Purchaser within such period shall have revised its proposal with respect to the transactions contemplated hereby, the Board, after consultation with the Company’s financial advisor of recognized reputation and reputable outside legal counsel, has determined in good faith that the third party’s Competing Transaction is a Superior Proposal relative to Purchaser’s revised proposal.

For purposes of the Merger Agreement, a ‘‘Company Change in Recommendation’’ means any action to (i) withdraw, qualify, modify or amend (or publicly propose to withdraw, qualify, modify or amend) in any manner adverse to Purchaser, its recommendation of the Merger Agreement (the ‘‘Recommendation’’) or take any action or make any statement, filing or release, in connection with the meeting of the stockholders of the Company, inconsistent with its recommendation of the Merger Agreement, the Offer or the Merger (it being understood that taking a neutral position or no position with respect to a Competing Transaction shall each be considered an adverse modification of its Recommendation) or (ii) approve or recommend (or propose publicly to approve or recommend) any Competing Transaction.

Additional Covenants of Prentice, Holtzman, Holdco and the Purchaser. Each of Prentice and Holtzman has agreed that all rights to exculpation and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers or employees or agents (the ‘‘Company Indemnified Parties’’) of the Company or any of its subsidiaries or other entities, at the request of the Company or any of its subsidiaries, as provided in its charter or by-laws or in any agreement will survive the Offer and the Merger and will continue in full force and effect in accordance with their terms. For six years from the Effective Time (or, in the case of matters occurring at or prior to the Effective Time that have not been resolved prior to the sixth anniversary of the Effective Time, until such matters are finally resolved), Prentice and Holtzman will indemnify the Company Indemnified Parties to the same extent as such Company Indemnified Parties are entitled to indemnification pursuant to the preceding sentence. In addition, the Purchaser has agreed, to the extent practicable, either to maintain and provide to the Company’s employees who continue employment with the Purchaser, the Surviving Corporation or any subsidiary thereof, the employee benefits and programs of the Company as substantially in effect as of the date of the Merger Agreement or cause the Surviving Corporation to provide employee benefits and programs to such employees that, in the aggregate, are substantially comparable to those of the Company. From and after the Effective Time, the Surviving Corporation will honor, in accordance with their terms, all employment and severance agreements in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company.

Conditions to the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:

•	Prentice, Holdco, Holtzman and the Purchaser or any affiliate of either of them shall have purchased Shares pursuant to the Offer that together with Shares otherwise owned by the Purchaser and its affiliates represent at least the Minimum Condition (unless such Minimum Condition has been waived by the Purchaser and the Company, in each of their sole discretion).

•	Whitehall shall have obtained the stockholder approval at the Stockholders Meeting in accordance with the DGCL;

•	no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other governmental authority since the date of this Agreement, which prohibits or prevents the consummation of the Merger and which has not been vacated, dismissed or withdrawn prior to the Effective Time. The Company, Prentice, Holdco, Holtzman and Purchaser shall use their best efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time;

•	any ‘‘subsequent offering period’’ shall have expired; and

•	Prentice, Holdco, Holtzman and Purchaser shall have performed and complied with all the covenants and agreements in all material respects and satisfied in all material respects all the conditions required to be performed or complied with or satisfied by Prentice, Holdco, Holtzman and Purchaser at or prior to the Effective Time.

Termination. The Merger Agreement provides that it may be terminated and the Merger and other Transactions may be abandoned at any time prior to the time of the first acceptance of Shares for payment pursuant to the Offer (‘‘First Acceptance Time’’) as follows (the date of any such termination, the ’’Termination Date’’):

•	by mutual written consent of Purchaser and the Company;

•	by either Purchaser or the Company, if:

•	the First Acceptance Time shall not have occurred on or before May 31, 2006; provided, however, that the right to terminate the Merger Agreement under this section shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the First Acceptance Time to occur on or before such date; or

•	any governmental authority shall have enacted, issued, promulgated, enforced or entered any legally binding injunction, order, decree or ruling (whether temporary, preliminary or permanent) or taken any other action (including the failure to have taken an action) which has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; provided that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to remove or lift such injunction, order, decree or ruling.

•	by Purchaser, if:

•	following 20 days prior notice of the occurrence of an Extremely Detrimental Effect (as defined below), to the extent such Extremely Detrimental Effect has not been cured during such 20 day period; provided, however, that for purposes of this provision, any adverse effect on the continued availability of employees or relationships with vendors arising out of the announcement or pendency of the Merger Agreement, the other transaction documents contemplated by the Merger Agreement and the transactions contemplated hereby and thereby shall not be taken into account in determining whether an Extremely Detrimental Effect has occurred;

•	none of Prentice, Purchaser, Holtzman or Holdco is in material breach of its obligations under the Merger Agreement, and if (i) any of the representations and warranties of the Company therein is untrue or inaccurate in any material respect (except that where any statement in a representation or warranty expressly includes a ‘‘material adverse effect’’, ‘‘material’’ or other materiality qualifier, such representation or warranty shall be untrue and inaccurate in all respects) on the date of the Merger

Agreement or is untrue or inaccurate and would reasonably be expected to have an Extremely Detrimental Effect on and as of the First Acceptance Time (except to the extent a representation or warranty expressly speaks of an earlier date, in which case as of such earlier date), or (ii) there has been a breach on the part of the Company of any of its covenants or agreements under the Merger Agreement, and such breach of a covenant or agreement (if curable) has not been cured within 20 days after notice to the Company and (if not cured) would result in a material adverse affect on the parties' ability to consummate the transactions contemplated by the Merger Agreement; or

•	the Board shall have (i) made a Company Change in Recommendation or (ii) entered into an agreement other than a confidentiality agreement with respect to a Competing Transaction.

•	by the Company, if:

•	the Company is not in material breach of its obligations under the Merger Agreement, and if (i) any of the representations and warranties of Prentice, Purchaser, Holtzman or Holdco therein is untrue or inaccurate in any material respect (except that where any statement in a representation or warranty expressly includes a ‘‘material adverse effect’’, ‘‘material’’ or other materiality qualifier, such representation or warranty shall be untrue and inaccurate in all respects) on the date of the Merger Agreement or is untrue or inaccurate and would reasonably be expected to have a Purchaser Material Adverse Effect as of the First Acceptance Time (except to the extent a representation or warranty expressly speaks of an earlier date, in which case as of such earlier date), or (ii) there has been a breach on the part of any of Prentice, Purchaser, Holtzman or Holdco of any of their covenants or agreements under the Merger Agreement, and such breach of a covenant or agreement (if curable) has not been cured within twenty (20) days after notice to Prentice, Purchaser, Holtzman or Holdco, as the case may be, and (if not cured) would result in a material adverse affect on the parties' ability to consummate the transactions contemplated by the Merger Agreement;

•	the Board shall have made a Company Change in Recommendation, but only (i) if after providing written notice to the Purchaser (a ‘‘Notice of Superior Offer’’) advising the Purchaser that the Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal (described above), and (ii) if Purchaser does not, within three business days of Purchaser's receipt of the Notice of Superior Offer, make an offer such that the Board determines, in its good faith judgment (after consultation with its advisors), such Superior Proposal is no longer a Superior Proposal; provided that during such three business day period, the Company shall negotiate in good faith with Purchaser (to the extent Purchaser wishes to negotiate) to enable Purchaser to make such an offer; provided, however, that any such purported termination pursuant to this provision shall be void and of no force or effect unless the Company concurrently with such termination pays to Purchaser the Expenses in accordance with the termination provisions; and provided further that Prentice, Holdco, Holtzman and Purchaser acknowledge and agree that concurrently with such termination the Company may enter into a definitive agreement providing for implementation of such Superior Proposal.

Effects of Termination. In the event of the termination of the Merger Agreement and abandonment of the Merger and other transactions contemplated by the Merger Agreement as set forth above, the Merger Agreement shall become null and void and have no effect, without any liability on the part of any party thereto, other than the payment of certain fees and expenses, including any obligation of the Company to reimburse Prentice for the Expenses described below; provided however, that no party shall be relieved from liability for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination.

Transaction Expenses. Whether or not the transactions contemplated in the Merger Agreement or the Transaction Documents are consummated or the Merger Agreement is terminated, the Company shall pay or cause to be paid

•	all costs and expenses incident to the performance of its obligations hereunder, including without limitation, all of its fees, costs and expenses incident to the preparation, issuance, execution, authentication and delivery of the Merger Agreement and the other Transaction Documents and the transactions contemplated thereby. The Company shall pay, and hold Prentice, Holdco, Holtzman and Purchaser harmless against, any liability, loss or expense (including, without limitation, reasonable attorney's fees and out of pocket expenses) arising in connection with any claim relating to any such payment;

•	all out-of-pocket costs, fees and expenses (including, without limitation, all fees and other client charges and expenses of counsel for Prentice, Holdco and Purchaser) incurred by, or on behalf of, Prentice, Holdco, Holtzman and Purchaser in connection with the transactions contemplated by the Transaction Documents, including, but not limited to, in connection with (i) any accounting, business, environmental, legal, or regulatory due diligence review of the Company and its business and (ii) the revision, negotiation, execution and delivery of the Transaction Documents and any related documents and (iii) any other expenses related or incident to the Purchase Agreement and the transactions contemplated thereby, including those incurred by Prentice and Holtzman through the date of the Merger Agreement (up to a maximum reimbursement of $750,000) (‘‘Expenses’’). Except as otherwise required by the Merger Agreement, the Company shall within 10 business days of any written request by Prentice, Holdco, Holtzman or Purchaser, as the case may be, pay or reimburse Prentice, Holdco, Holtzman or Purchaser, as the case may be, for the Expenses set forth in such written request.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as described under ‘‘Withdrawal Rights’’ below. The term ‘‘Expiration Date’’ means 5:00 p.m., New York City time, on Thursday, March 9, 2006, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term ‘‘Expiration Date’’ means the latest time and date on which the Offer, as so extended, expires.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 11 of ‘‘The Tender Offer,’’ ‘‘Conditions to the Offer’’ and Annex A to the Merger Agreement. Subject to the provisions of the Merger Agreement, the Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition). If by the Expiration Date (as it may be extended) any or all of the conditions to the Offer have not been satisfied or waived (other than the Minimum Condition), subject to the provisions of the Merger Agreement, the Purchaser may elect to (i) terminate the Offer and return all tendered Shares to tendering stockholders or (ii) waive all of the unsatisfied conditions and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn.

The Purchaser has expressly reserved the right to modify the terms of the Offer, except that, without the prior written consent of Whitehall, the Purchaser may not (i) decrease the price per Share or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought in the Offer, (iii) impose additional conditions to the Offer, (iv) extend the Offer beyond the initial Expiration Date, (v) waive satisfaction of the Minimum Condition, or (vi) amend any other term or condition of the Offer in any manner adverse to the stockholders of Whitehall.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, the Purchaser increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

Subject to the terms of the Merger Agreement, the Purchaser (1) must extend the Offer for one or more periods of not more than five business days, if at the Expiration Date, any of the conditions to the Purchaser's obligation to purchase Shares is not satisfied, until such time as such condition is satisfied or waived, (2) may, without the consent of Whitehall, or if Whitehall requests, must provide for a ‘‘subsequent offering period’’ (as defined in Rule 14d-11 under the Exchange Act) of not more than 20 additional business days provided that the Offer may not be extended for a subsequent offering period if the Shares validly tendered and not withdrawn prior to the scheduled Expiration Date (together with Shares or Class B Shares then owned by Prentice, Holtzman, Holdco and the Purchaser or any of their subsidiaries or affiliates) constitute in the aggregate 90% or greater of the aggregate voting power of the Shares and Class B Shares or (3) may, without the consent of Whitehall extend the Offer for any period required by any rule, regulation or interpretation of the SEC.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to waive any condition to the Offer (other than the Minimum Condition) or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. If the Purchaser accepts for payment any Shares pursuant to the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not properly withdrawn, and will pay for all Shares so accepted for payment as soon as legally permitted to do so under applicable law.

The rights reserved by the Purchaser described in the preceding paragraph are in addition to the Purchaser's rights pursuant to Section 11 of this Offer to Purchase entitled ‘‘The Tender Offer,’’ ‘‘Conditions to the Offer.’’ Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

If the Purchaser extends the Offer, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4 of ‘‘The Tender Offer,’’ ‘‘ Withdrawal Rights.’’ However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer and (ii) the terms of the Merger Agreement, which require that the Purchaser pay for Shares that are tendered pursuant to the Offer as soon as permitted under applicable law.

Whitehall has provided the Purchaser with Whitehall's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Whitehall stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver to the extent permitted by the Merger Agreement of all the conditions to the Offer set forth in Section 11 of ‘‘The Tender Offer,’’ ‘‘Conditions to the Offer,’’ the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law. See Section 12 of ‘‘The Tender Offer,’’ ‘‘Certain Legal Matters; Regulatory Approvals.’’

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates evidencing such Shares (the ‘‘Share Certificates’’) or timely confirmation of a book-entry transfer (a ‘‘Book-Entry Transfer Confirmation’’) of such Shares into the Depositary's account at the Depository Trust Company (the ‘‘Book-Entry Transfer Facility’’) pursuant to the procedures set forth in Section 3 of ‘‘The Tender Offer,’’ ‘‘Procedures for Accepting the Offer and Tendering Shares,’’ (2) the Letter of Transmittal (or a

facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer and (3) any other documents required by the Letter of Transmittal.

The term ‘‘Agent's Message’’ means a message transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price for the Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer in the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 of ‘‘The Tender Offer,’’ ‘‘Procedures for Accepting the Offer and Tendering Shares,’’ such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of the Shares, and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (1) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (2) the guaranteed delivery procedures described below must be complied with. If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, must in any case be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with.

    Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, and such holder has not completed the box entitled ‘‘Special Delivery Instructions’’ or the box entitled ‘‘Special Payment Instructions’’ on the Letter of Transmittal or (2) if the Shares are tendered for the account of a firm that is participating in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an ‘‘Eligible Institution’’ and collectively ‘‘Eligible Institutions’’). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution and a representation that the stockholder owns the Shares tendered within the meaning of, and that the tendered Shares effected thereby comply with, Rule 14e-4 under the Exchange Act, each in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

In all cases, Shares will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) is received by the Depositary.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser or any of its affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment of Proxy. By executing the Letter of Transmittal or Agent's Message as set forth above, a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (including with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of Whitehall stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares.

Other Requirements. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered and that the tender of Shares complies with Rule 14e-4(a)(4) under the Exchange Act, as specified in the Letter of Transmittal. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Backup Withholding. Under the ‘‘backup withholding’’ provisions of United States federal income tax law, the Depositary may be required to withhold 28% of the amount of any cash payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to such payments to certain stockholders pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder's correct taxpayer identification number (‘‘TIN’’) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are generally not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-corporate foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 11 of the Letter of Transmittal.

4. Withdrawal Rights

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (as it may be extended), and may also be withdrawn if the Offer is terminated without any Shares being purchased. If all of the conditions to the Offer have been met or waived (other than the Minimum Condition), the Purchaser must pay for all Shares already tendered and immediately accept and pay for all Shares tendered and not withdrawn during any subsequent offering period, and there will be no withdrawal rights during any subsequent offering period.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and TIN of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of ‘‘The Tender Offer,’’ ‘‘Procedures for Accepting the Offer and Tendering Shares,’’ any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If the Purchaser extends the Offer, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, or any of its affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of ‘‘The Tender Offer,’’ ‘‘Procedures for Accepting the Offer and Tendering Shares.’’

5. Material United States Federal Income Tax Consequences

The following is a summary of material United States federal income tax consequences of the Offer and the Merger to stockholders of Whitehall whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Whitehall. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), existing, proposed and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Whitehall in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of Whitehall who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

Because individual circumstances may differ, each stockholder should consult his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax, and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder's holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder's capital losses.

A stockholder whose Shares are purchased in the Offer or exchanged pursuant to the Merger may be subject to backup withholding at the rate of 28% unless certain information is provided to the Depositary (or to the paying agent if the Shares are exchanged pursuant to the Merger) or an exemption applies. Any amounts required to be withheld under the backup withholding rules are not an additional tax and may be refunded or credited against a stockholder's federal income tax liability if the required information is furnished to the Internal Revenue Service. See Section 3 of ‘‘The Tender Offer,’’ ‘‘Procedures for Accepting the Offer and Tendering Shares’’ for a discussion of the backup withholding rules in connection with the Offer.

6. Price of Shares; Dividends

According to the Whitehall Proxy Statement on Schedule 14A filed with the SEC on December 27, 2005, until October 28, 2005, the Shares were listed for trading on the NYSE under the symbol ‘‘JWL,’’ at which time the Shares were suspended from trading on the NYSE due to the Company having an average market capitalization of less than $25 million for 30 consecutive business days. The Shares are now listed and principally traded on the Pink Sheets electronic quotation system under the symbol ‘‘JWLR.PK.’’ The following table sets forth for the periods indicated the high and low sales prices per Share on the New York Stock Exchange and the Pink Sheets electronic quotation system as reported in published financial sources:

Whitehall Jewellers, Inc.

	High	Low
Fiscal Year Ended January 31, 2005:
First Quarter	$9.98	$8.65
Second Quarter	$9.10	$7.05
Third Quarter	$8.63	$7.42
Fourth Quarter	$8.95	$6.88
Fiscal Year Ending January 31, 2006:
First Quarter	$7.85	$6.83
Second Quarter	$7.30	$6.27
Third Quarter	$7.00	$0.75
Fourth Quarter	$1.49	$0.75

According to the Company's Form 10-K for Fiscal 2005, the Company did not declare any dividends in fiscal 2005 and 2004 and does not anticipate paying any dividends in the foreseeable future. If we acquire control of the Company, we have no current intention to pay dividends in the foreseeable future, however, we reserve that right to consider such action from time to time depending on the facts, circumstances and financial condition of the Company at such time.

On February 1, 2006, the last full business day before the public announcement of execution of the Merger Agreement, the last reported sales price of the Common Stock reported on the Pink Sheets electronic quotation system was $1.45 per share. Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning Whitehall

The information concerning Whitehall contained in this Offer to Purchase, including, without limitation, financial information, information concerning the background of the transactions contemplated by the Merger Agreement and the recommendation of the Whitehall Board, has been taken from or based upon publicly available reports on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to such publicly available information (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we do not have any knowledge that would indicate that any statements contained herein based upon such information are untrue, we do not assume any responsibility for the accuracy or completeness of such information, or for any failure by Whitehall to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are unknown to us.

General. Whitehall is a Delaware corporation with its principal offices located at 155 N. Wacker Drive, Suite 500, Chicago, Illinois 60606. The telephone number of Whitehall is (312) 782-6800. According to Whitehall's Annual Report on Form 10-K filed with the SEC on April 15, 2005, Whitehall is a national specialty retailer of fine jewelry operating 384 stores in 38 states under the established brand names of Whitehall Co. Jewellers (327 stores), Lundstrom Jewelers (55 stores) and Marks Bros. Jewelers (2 stores). All of Whitehall's retail stores are leased, average approximately 874 square feet, and are predominantly located in regional or super-regional malls. Whitehall's corporate headquarters are located in Chicago, Illinois.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Whitehall is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Whitehall filings are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of these materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

Summary Financial Information. Set forth below is certain summary financial information for Whitehall for each of the last two fiscal years excerpted from Whitehall's Schedule 14A filed on December 27, 2005 with the SEC. More comprehensive financial information is included in the referenced filings as well as Whitehall's Annual Report on Form 10-K for the fiscal year ended January 31, 2005 filed with the SEC on April 15, 2005, as well as Whitehall's Quarterly Report on Form 10-Q for the period ended October 31, 2005 filed with the SEC on December 9, 2005 (including management's discussion and analysis of financial condition and results of operations), which are incorporated herein by reference, and other documents filed by Whitehall with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

Whitehall Jewellers, Inc.
Summary Financial Information

	Fiscal 2004	Fiscal 2003	Nine Months Ended October 31, 2005	Nine Months Ended October 31, 2004
	(In thousands, except per share and selected operating data)
STATEMENT OF OPERATIONS DATA
Net sales	$334,206	$344,655	$198,285	$208,652
Cost of sales (including buying and occupancy expenses)	220,948	217,622	140,362	142,731
Inventory valuation allowance	—	—	17,920	—
Impairment of long-lived assets	422	—	9,003	—
Gross profit	112,836	127,033	31,000	65,921
Selling, general and administrative expenses(1)	115,028	114,624	82,484	80,754
Professional fees and other charges(2)	7,679	21,874	5,207	5,725
Impairment of goodwill	—	—	5,662	—
(Loss) income from operations	(9,871)	(9,465)	(63,353)	(20,558)
Interest expense	4,365	4,110	7,116	3,240
(Loss) income before income taxes	(14,236)	(13,575)	(69,469)	(23,798)
Income tax (benefit) expense	(4,353)	(4,861)	2,420	(8,610)
(Loss) income before cumulative effect of accounting change	(9,883)	(8,714)	(71,889)	(15,188)
Cumulative effect of accounting change, net(3)	—	—	—	—
Net (loss) income	$(9,883)	$(8,714)	$(71,889)	$(15,188)

	Fiscal 2004	Fiscal 2003	Nine Months Ended October 31, 2005	Nine Months Ended October 31, 2004
	(In thousands, except per share and selected operating data)
DILUTED EARNINGS PER SHARE:
(Loss) income before cumulative effect of accounting change	$(0.71)	$(0.62)	$(5.15)	$(1.09)
Selected Operating Data
Stores open at end of period	382	380	389	386
Average net sales per store(4)	$861,000	$925,000	$521,000	$537
Average net sales per gross square foot(5)	$976	$1,066	$595	$614
Average merchandise sale	$304	$285	$354	$303
Comparable store sales (decrease) increase(6)	(3.7%)	(0.6%)	(6.2%)	(0.3%)
Balance Sheet Data (at end of period)
Merchandise inventories, net	$183,676	$206,146	$185,683	$201,558
Working capital	40,200	45,678	13,099	35,493
Total assets	256,830	286,997	247,948	281,736
Total debt	73,793	80,980	121,812	101,928
Stockholders' equity, net	96,623	105,768	24,829	90,737

(1)	In fiscal 2002, the Company adopted Financial Accounting Standards Board Statement No. 142, ‘‘Goodwill and Other Intangible Assets,’’ and has discontinued amortization of goodwill.

(2)	Includes legal, accounting and consulting services, expenses, litigation charges and severance accruals.

(3)	Reflects net cumulative effect in the change in accounting for layaway sales.

(4)	Average net sales per store represents the total net sales for stores open for a full fiscal year divided by the total number of such stores.

(5)	Average net sales per gross square foot represents total net sales for stores open for a full fiscal year divided by the total square feet of such stores.

(6)	Comparable store sales are defined as net sales of stores which are operating for each month in the current reporting period as well as open for the same month during the prior year reporting period.

8. Source and Amount of Funds

We will need approximately $20,550,440 million to purchase all of the outstanding Shares pursuant to the Offer and to pay related fees and expenses. As of February 8, 2006, the Investors had cash and cash equivalents, short-term investments and readily marketable securities substantially in excess of the approximately $20,550,440 million required to acquire the Shares. The Purchaser intends to obtain all funds needed for the Offer through a capital contribution from the Investors. The Investors plan to provide the funds for such capital contribution or loan from their available cash and working capital. The Offer is not subject to any financing condition.

9. Certain Effects of the Offer

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

NYSE Listing; Pink Sheets. The Common Stock was listed for trading on the NYSE under the symbol ‘‘JWL.’’ The Company's Common Stock was suspended from trading on the NYSE prior to the opening of trading on Friday, October 28, 2005. The decision was reached in view of the fact that the Company was not in compliance with the NYSE continued listing standards because its average market capitalization had been less than $25 million over a consecutive 30 trading-day period. The Common Stock is now quoted in the Pink Sheets under the symbol ‘‘JWLR.PK.’’ The purchase of the Shares by the Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. The extent of the public market for the Shares and the availability of quotations reported on Pink Sheets electronic quotation system depends upon the number of stockholders holding the Shares, the aggregate market value of the Shares remaining at such time, the interest of maintaining a market in the Shares on the part of any securities firms, and other factors.

Margin Regulations. The Shares are not currently ‘‘margin securities’’ under the Regulations of the Board of Governors of the Federal Reserve System (the ‘‘Federal Reserve Board’’), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Whitehall to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Whitehall to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Whitehall, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to ‘‘going private’’ transactions. Furthermore, the ability of ‘‘affiliates’’ of Whitehall and persons holding ‘‘restricted securities’’ of Whitehall to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The Purchaser currently intends to seek to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act upon completion of the Merger.

10. Dividends and Distributions

As described above, under the terms of the Merger Agreement, the Company has agreed from the date of the Merger Agreement to the Effective Time not to declare, set aside or pay any dividend or distributions on its Common Stock.

11. Conditions to the Offer

Notwithstanding any other provision of the Offer or the Merger Agreement, and in addition to the Purchaser's rights to extend and amend the Offer at any time in its sole discretion, the Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares, and may terminate or amend the Offer (but only subject to and in accordance with the Agreement, if (1) the Minimum Condition has not been satisfied or (2) if at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exist and continue to exist at the expiration of the Offer:

•	any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other governmental authority since the date of the Merger Agreement, which prohibits or prevents the consummation of the Offer or the Merger or imposes material limitations on Prentice's, Holtzman's or Purchaser's ability to effectively exercise full rights of ownership of the Shares; provided that Prentice, Holtzman and Purchaser shall have used their best efforts to have any of the foregoing vacated, dismissed or withdrawn;

•	any event, circumstances or fact shall have occurred which has resulted in, would result in or could reasonably be expected to result in, individually or in the aggregate, an Extremely Detrimental Effect on the business, properties, assets, operations, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole; provided, however, that any adverse effect on the continued availability of employees or relationships with vendors arising out of the announcement or pendency of the Merger Agreement, the other transaction documents contemplated by the Merger Agreement shall not be taken into account in determining whether an Extremely Detrimental Effect has occurred or could reasonably be expected to occur;

•	the Company or any of its subsidiaries has (a) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on the date of the Merger Agreement, of warrants and Company Stock Options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (b) declared or paid (or the Board proposes to declare or pay) any dividend or other distribution on any shares of capital stock of the Company (other than a distribution of the Rights certificates or a redemption of the rights in accordance with the Rights Agreement as publicly disclosed to be in effect prior to the date of the Merger Agreement), (c) altered or entered into an agreement to alter any material term of any outstanding security, issued or sold, or authorized or entered into an agreement to issue or sell, any debt securities or otherwise incurred or authorized or entered into an agreement to incur any debt other than in the ordinary course of business (other than to amend the Rights Agreement to make the rights inapplicable to the Offer and the Merger or in accordance with the other transaction documents contemplated by the Merger Agreement), (d) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its officers other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Purchaser or the consummation of the Merger, or (e) amended its certificate of incorporation or bylaws other than to amend the Rights Agreement to make the rights inapplicable to the Offer and the Merger; or

•	the Company or any of its subsidiaries shall have (a) granted after the date of the Merger Agreement to any person proposing a Competing Transaction any material option, warrant or similar right (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (b) paid or agreed to pay any material cash or other consideration to any party that has proposed a Competing Transaction in connection with or in any way related to any such Competing Transaction which, in Purchaser's reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by Prentice, Holtzman or Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of Prentice, Purchaser, Holtzman and their affiliates and may be asserted by Prentice, Holtzman or Purchaser in their reasonable discretion regardless of the circumstances (excluding any affirmative action or omission by Prentice, Holtzman or Purchaser) giving rise to any such conditions or may be waived by Prentice, Holtzman or Purchaser in their reasonable discretion in whole or in part at any time or from time to time before the Expiration Date (but only subject to and in accordance with the Merger Agreement). Purchaser, Holtzman and Prentice expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer (but only subject to and in accordance with the Merger Agreement). The failure by Prentice, Holtzman or Purchaser at any time to exercise their rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

12. Certain Legal Matters; Regulatory Approvals

General. Except as described in this Section 12, based on its examination of publicly available information filed by Whitehall with the SEC and other publicly available information concerning Whitehall, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Whitehall's business that might be adversely affected by the Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under ‘‘State Takeover Laws,’’ such approval or other action will be sought. The Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for, and may delay the acceptance for payment of or the payment for any Shares and may terminate or amend the Offer (but only subject to and in accordance with the Merger Agreement), if any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction has been enacted, entered, promulgated or enforced by any court or other governmental authority since the date of the Merger Agreement, which prohibits or prevents the consummation of the Offer or the Merger or imposes material limitations on Prentice's, Holtzman's or the Purchaser's ability to effectively exercise full rights of ownership of the Shares; provided that Prentice, Holtzman and the Purchaser have used their best efforts to have any of the foregoing vacated, dismissed or withdrawn. Under Delaware law and the Company's certificate of incorporation, a merger of the Company would require the approval of the Board of Directors and holders of a majority of the outstanding Shares. If we acquire, pursuant to the Offer or otherwise, a majority of the outstanding Shares we would have sufficient voting power to approve a merger of the Company without the affirmative vote of any other stockholder of the Company. In addition, under the Delaware law, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we would be able to approve the merger of the Company without a vote of Whitehall's other stockholders. See Section 11 of this Offer to Purchase entitled ‘‘The Tender Offer,’’ ‘‘Conditions to the Offer.’’

State Takeover Laws. Whitehall is incorporated under the laws of the State of Delaware and its operations are conducted throughout the United States. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

The Purchaser does not believe that the anti-takeover laws and regulations of any state will by their terms apply to the Offer, and the Investors have received representations from the Company to such effect. We have not attempted to comply with any state anti-takeover statute or regulation. Whitehall has represented to the Investors that the Whitehall Board has taken the necessary action to render any potentially applicable anti-takeover or similar statute or regulation, inapplicable to the Merger Agreement, as amended, and the transactions contemplated thereby. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state anti-takeover statute is applicable to the Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment, or pay for, any shares tendered pursuant to the Offer.

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1996 (the ‘‘HSR Act’’) and the rules promulgated thereunder by the Federal Trade Commission (‘‘FTC’’), certain acquisition transactions may not be completed until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. The Purchaser has concluded that the consummation of the transactions set forth in the Merger Agreement are not subject to the notification and reporting requirements of the HSR Act.

Stockholder Litigation.

On or about January 5, 2006, Newcastle and the Newcastle Purchaser filed the Complaint captioned Newcastle Partners, L.P., et al. v. Whitehall Jewellers, Inc., Civ. No. 06 Civ. 0076 (DC), with the Court against the Company, Prentice and Holtzman. The Complaint sought a declaratory judgment against the Company related to its Rights Agreement as well as its planned vote on a reverse stock split, and for preliminary and injunctive relief for alleged violations of Section 14(a) of the Exchange Act and Rules 14a-3 and 14a-9 promulgated thereunder. The Complaint asserts claims for preliminary and injunctive relief against Prentice and Newcastle under Section 13(d) of the Exchange Act and Rule 13-d promulgated thereunder, Section 14(a) of the Exchange Act and Rules 14a-3 and 14a-9 promulgated thereunder, and Section 14(d) of the Exchange Act and the rules and regulations promulgated thereunder.

On January 26, 2006, Newcastle and the Newcastle Purchaser filed the Amended Complaint in the Action. The Amended Complaint, among other things, adds as a defendant SAC Capital Advisors, LLC (‘‘SAC’’). In addition, the Amended Complaint withdraws the Section 14(a) claim asserted in the Complaint against the Company, Prentice and Holtzman, and asserts new claims for preliminary and injunctive relief for violations of Section 13(d) of the Exchange Act against SAC, Prentice and Holtzman, and Section 10(b) of the Exchange Act against Prentice and Holtzman. The Company, Prentice and Holtzman intend to vigorously defend the litigation.

13. Interests of Certain Persons in the Offer and the Merger

Based on their review of the relevant agreements, the Purchaser Group believes that the Offer and/or the Merger would constitute a ‘‘change in control’’ under the severance agreements with John Desjardins, Executive Vice President and Chief Financial Officer, and Matthew Patinkin, Executive Vice President, Operations. Therefore, Mr. Desjardins and Mr. Patinkin may have had an interest in the Offer and the Merger being approved by the Board of Directors.

14. Fees and Expenses

The Purchaser has retained D.F. King & Co., Inc. to be the Information Agent and Continental Stock Transfer & Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

The Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, to the Information Agent and, in the event that the laws of one or more jurisdictions require the Offer to be made by a licensed broker or dealer, to a broker or dealer licensed in such jurisdiction) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

The following is an estimate of fees and expenses to be incurred by us in connection with the Offer:

Filing Fees	$2,198.90
Depositary	2,500.00
Information Agent (including mailing)	7,500.00
Legal, Printing and Miscellaneous	260,080
Total	272,278

Other than as described in this Offer to Purchase or as required by the Merger Agreement, the Company has not paid nor will be responsible for paying any or all of these expenses.

15. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

The Purchaser Group has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, including the information required by Rule 13e-3 of the Exchange Act, and may file amendments thereto. In addition, Whitehall has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Whitehall Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7 of ‘‘The Tender Offer,’’ ‘‘Certain Information Concerning Whitehall.’’

This Offer to Purchase should be read together with the Schedule 14D-9 referred to above and issued by Whitehall to its stockholders.

February 8, 2006

WJ ACQUISITION CORP WJ HOLDING CORP PRENTICE CAPITAL MANAGEMENT, LP HOLTZMAN OPPORTUNITY FUND, L.P. PWJ FUNDING LLC PWJ LENDING LLC MICHAEL ZIMMERMAN SEYMOUR HOLTZMAN

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OFTHE PURCHASER GROUP

The following tables set forth the name and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director, executive officer or member (as applicable) of the Purchaser Group. Prentice owns directly 75% of the economic interests and Holtzman owns directly 25% of the economic interests in Holdco. The Purchaser is a direct wholly owned subsidiary of Holdco. Prentice is the managing member of PWJ Funding LLC and PWJ Lending LLC. Unless otherwise indicated, each such person is a citizen of the United States. The present business address for Prentice is 623 Fifth Avenue, 32nd Floor, New York, NY 10022. The present business address for Holtzman is c/o Jewelcor Companies, 100 N. Wilkes Barre Blvd, 4th Floor, Wilkes Barre, Pennsylvania 18702.

Purchaser, Holdco

Name	Title	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Jonathan Duskin	President	Jonathan Duskin is a managing director of Prentice, which he joined at the beginning of 2005. Prior to joining Prentice, Mr. Duskin was employed S.A.C. Capital beginning in 2002. Prior to joining S.A.C., Mr. Duskin was a managing director at Lehman Brothers Inc. from 1998 to 2002 where he served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department. Mr. Duskin currently serves on the boards of directors of several private companies.
Michael Weiss	Vice President, Secretary and Treasurer	Michael Weiss joined Prentice as the Chief Financial Officer and Chief Compliance Officer in 2005. Prior to joining Prentice, Mr. Weiss was the Chief Operating Officer and Chief Financial Officer of Cobble Creek Management LP, a registered investment advisor where he was responsible for all financial, operational and regulatory aspects. From 1996-2003, Mr. Weiss was the Chief Financial Officer and a Partner of Gotham Partners Management Co., L.L.C. where he was responsible for all financial and operational aspects of various investment vehicles. Mr. Weiss is a Certified Public Accountant and from 1991 to 1996 was a senior auditor at Ernst & Young in its hedge fund practice.
Michael Zimmerman	Director	Michael Zimmerman has served as the general partner and Chief Executive Officer of Prentice since 2005. Prior to that, he managed investments in the retail/consumer sector for S.A.C. Capital from 2000 to 2004. Mr. Zimmerman began his investment career at Lazard Asset Management where he worked from 1994-1999 covering retail and consumer companies, homebuilders and utilities. During the period 1999-2000, Mr. Zimmerman worked at Omega Advisors specializing in retail/consumer companies, advising Leon Cooperman, Omega's Senior Partner.

PWJ Funding LLC and PWJ Lending LLC

Name	Title	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Jonathan Duskin	Managing Director	Jonathan Duskin is a managing director of Prentice, which he joined at the beginning of 2005. Prior to joining Prentice, Mr. Duskin was employed S.A.C. Capital beginning in 2002. Prior to joining S.A.C., Mr. Duskin was a managing director at Lehman Brothers Inc. from 1998 to 2002 where he served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department. Mr. Duskin currently serves on the boards of directors of several private companies.

Prentice Capital Management, LP

Name	Title	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Michael Zimmerman	General Partner and Chief Executive Officer	Michael Zimmerman has served as the general partner and Chief Executive Officer of Prentice since 2005. Prior to that, he managed investments in the retail/consumer sector for S.A.C. Capital from 2000 to 2004. Mr. Zimmerman began his investment career at Lazard Asset Management where he worked from 1994-1999 covering retail and consumer companies, homebuilders and utilities. During the period 1999-2000, Mr. Zimmerman worked at Omega Advisors specializing in retail/consumer companies, advising Leon Cooperman, Omega's Senior Partner.
Michael Weiss	Chief Financial Officer and Chief Compliance Officer	Michael Weiss joined Prentice as the Chief Financial Officer and Chief Compliance Officer in 2005. Prior to joining Prentice, Mr. Weiss was the Chief Operating Officer and Chief Financial Officer of Cobble Creek Management LP, a registered investment advisor where he was responsible for all financial, operational and regulatory aspects. From 1996-2003, Mr. Weiss was the Chief Financial Officer and a Partner of Gotham Partners Management Co., L.L.C. where he was responsible for all financial and operational aspects of various investment vehicles. Mr. Weiss is a Certified Public Accountant and from 1991 to 1996 was a senior auditor at Ernst & Young in its hedge fund practice.
Charles P. Phillips	Chief Operating Officer	Charles Phillips joined Prentice as Chief Operating Officer and as a member of the investment team in 2005. Prior to joining Prentice, Mr. Phillips was a member of the Investment Banking Operating Committee and the founder of the Retail Coverage and High Yield Bond Departments at Morgan Stanley during the 1980s. He was the President of Gleacher & Co. where he worked from 1991 until his retirement in 2003; in that capacity he had extensive involvement in the firm's M&A, private investment, leverage finance and restructuring activities.

Name	Title	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Jonathan Duskin	Director	Jonathan Duskin is a managing director of Prentice, which he joined at the beginning of 2005. Prior to joining Prentice, Mr. Duskin was employed S.A.C. Capital beginning in 2002. Prior to joining S.A.C., Mr. Duskin was a managing director at Lehman Brothers Inc. from 1998 to 2002 where he served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department. Mr. Duskin currently serves on the boards of directors of several private companies.

Holtzman Opportunity Fund, L.P.

Name	Title	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Seymour Holtzman	Sole Member of SH Independence LLC, which is the Managing Member of Holtzman Financial Advisors, LLC, which is the General Partner of Holtzman Opportunity Fund, L.P.	Seymour Holtzman is the President and Chief Executive Officer of Jewelcor, Inc., a former New York Stock Exchange listed company that operated a chain of retail stores and other businesses. Mr. Holtzman currently serves as Chairman and Chief Executive Officer of each of Jewelcor Management, Inc., a company primarily involved in investment and management services; C.D. Peacock, Inc., a Chicago, Illinois retail jewelry establishment; and S.A. Peck & Company, a retail and mail order jewelry company based in Chicago, Illinois. From 1986 to 1988, Mr. Holtzman was Chairman of the Board and Chief Executive Officer of Gruen Marketing Corporation, an American Stock Exchange listed company involved in the nationwide distribution of watches. Mr. Holtzman is currently Co-Chairman of the Board of Directors of George Foreman Enterprises, Inc. ("GFME", formerly known as MM Companies, Inc.), a publicly traded company. He has held the position of Chairman, and now Co-Chairman, since January 2001 and he was appointed Chief Executive Officer of GFME in June 2004. Mr. Holtzman has been a director of Casual Male Retail Group, Inc. ("CMRG") a publicly traded company, since April 7, 2000. On May 25, 2001 the Board of Directors of CMRG hired Mr. Holtzman as an officer and an employee. Mr. Holtzman has been Chairman of the Board of Interland, Inc., a publicly traded company, since August 2005. Mr. Holtzman has over 40 years of business and management experience.

Seymour Holtzman is the general manager of Holtzman, an investment fund which owns 1,055,716 shares of Common Stock, or 6.30% of the outstanding Common Stock of Whitehall. The Purchaser and Prentice expressly disclaim beneficial ownership of the shares of Common Stock which are owned by Holtzman.

Prentice and Michael Zimmerman may be deemed to beneficially own 3,228,079 shares of Common Stock constituting approximately 19.26% of the shares of Common Stock outstanding. The Purchaser and Holtzman. expressly disclaim beneficial ownership of the shares of Common Stock which are owned by Prentice and Michael Zimmerman.

SCHEDULE II
Excerpts from the Delaware General Corporation Law
Relating to the Rights of Dissenting Stockholders
Section 262
Appraisal Rights

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word ‘‘stockholder’’ means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words ‘‘stock’’ and ‘‘share’’ mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words ‘‘depository receipt’’ mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

The Depositary Officer for the Offer is:

Continental Stock Transfer & Trust Company

By Facsimile Transmission
(For Eligible Institutions Only)
(212) 616-7610

Confirm by Telephone (212) 509-4000, Ext. 536

By Mail or Overnight Courier:	By Hand:
Continental Stock Transfer & Trust Company 17 Battery Place, 8th Floor New York, New York 10004 Attn: Reorganization Department	Continental Stock Transfer & Trust Company 17 Battery Place, 8th Floor New York, New York 10004 Attn: Reorganization Department

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, or other related tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street
22nd Floor
New York, NY 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550 (collect)

All Others Call Toll-free: (800) 488-8075